Exhibit 99.1

Report to Shareholders for the First Quarter, 2016 www.cibc.com February 25, 2016

Report of the President and Chief Executive Officer

Overview of results

CIBC today announced its financial results for the first quarter ended January 31, 2016.

First quarter highlights

•	Reported net income was $982 million, compared with $923 million for the first quarter a year ago, and $778 million for the prior quarter.
•	Adjusted net income(1) was $1,029 million, compared with $956 million for the first quarter a year ago, and $952 million for the prior quarter.
•	Reported diluted earnings per share (EPS) was $2.43, compared with $2.28 for the first quarter a year ago, and $1.93 for the prior quarter.
•	Adjusted diluted EPS(1) was $2.55, compared with $2.36 for the first quarter a year ago, and $2.36 for the prior quarter.
•	Reported return on common shareholders’ equity (ROE) was 18.1% and adjusted ROE(1) was 19.0%.

Results for the first quarter of 2016 were affected by the following items of note aggregating to a negative impact of $0.12 per share:

•	$69 million ($51 million after-tax) increase in the portion of the collective allowance recognized in Corporate and Other;
•	$15 million income tax recovery arising from a change in our expected utilization of certain tax loss carryforwards, primarily due to the previously announced sale of our minority position in American Century Investments (ACI);
•	$9 million ($7 million after-tax) amortization of intangible assets; and
•	$5 million ($4 million after-tax) loss from the structured credit run-off business.

CIBC’s Basel III Common Equity Tier 1 ratio at January 31, 2016 was 10.6%, and our Tier 1 and Total capital ratios were 12.1% and 14.2%, respectively, on an all-in basis compared with Basel III Common Equity Tier 1 ratio of 10.8%, Tier 1 capital ratio of 12.5% and Total capital ratio of 15.0% in the prior quarter. At the end of this quarter, CIBC’s Basel III leverage ratio was 3.8% on an all-in basis.

CIBC announced a quarterly dividend increase of 3 cents per common share to $1.18 per share.

In the quarter, CIBC delivered strong results across Retail and Business Banking, Wealth Management and Capital Markets, despite a challenging macroeconomic environment. We are making solid progress in transforming our bank to deliver growth by focusing on our clients, innovating for the future and simplifying our bank.

Core business performance

Retail and Business Banking reported net income of $684 million for the first quarter, up $40 million or 6% from the first quarter a year ago. Excluding items of note, adjusted net income(1) was $686 million, up $74 million or 12%, primarily due to solid volume growth and strong fee-based revenue across most businesses. These factors were partially offset by higher costs in support of business growth.

During the first quarter of 2016, Retail and Business Banking continued to make progress against our objectives of accelerating profitable revenue growth and enhancing client experience:

•	We opened CIBC Live Labs as part of the MaRS Discovery District FinTech cluster, allowing CIBC teams to collaborate with leading technology talent to develop the next wave of banking innovations for our clients; and
•	We introduced new products to better meet client needs, including our new CIBC Smart™ account which offers a more flexible fee structure based on client usage, and our new dividend cash-back credit cards which provide greater choice in our credit card line-up.

For the second year in a row, CIBC received the top overall ranking for online banking functionality among the five largest retail banks in Canada in Forrester Research Inc.’s 2015 Canadian Online Banking Benchmark report.

Wealth Management reported net income of $119 million for the first quarter, down $9 million or 7% from the first quarter a year ago. Excluding items of note, adjusted net income(1) was $122 million, down $10 million or 8%, due to lower revenue, partially offset by lower expenses. Revenue was down $18 million or 3%, largely due to lower performance fees earned in our Atlantic Trust business and lower revenue from ACI, as we ceased recognition of income following the announcement of sale in December 2015. This was partially offset by higher revenue from higher average assets under management driven by strong net sales across all businesses.

During the first quarter of 2016, Wealth Management continued its progress in support of our strategic focus to strengthen our platforms for clients:

•	Enhanced internal client referral framework to serve our clients’ banking and investment needs; and
•	Achieved record quarterly net sales of $1.9 billion in the Private Wealth Management segment.

Capital Markets reported net income of $244 million for the first quarter, down $27 million or 10% from the first quarter a year ago. Excluding items of note, adjusted net income(1) was $248 million, down $19 million or 7%, primarily due to lower underwriting revenue and investment portfolio gains, partially offset by higher trading revenue.

As a leading capital markets franchise in Canada and active in core Canadian industries in the rest of the world, Capital Markets acted as:

•	Joint lead and bookrunner on a US$1 billion global offering for the Province of Manitoba;
•	Exclusive financial advisor to Baybridge Seniors Housing Inc. on its $1 billion acquisition of Amica Mature Lifestyles Inc.;
•	Joint bookrunner, co-lead arranger and co-syndication agent on Oxford Properties and the Related Companies’ new US$690 million construction loan to support the development of the 30 Hudson Yards office tower in New York; and
•	Lead manager and joint bookrunner on a $172 million bought subscription receipt offering for TransAlta Renewables Inc.

Making a difference in our Communities

CIBC is committed to building a bank that is relevant to our clients, our team members and communities, and supports causes that matter to them. During the quarter we:

•	Contributed $14 million to United Way through the generosity of our employees and retirees as well as a corporate donation;
•	Raised $6 million on CIBC Miracle Day’s 31st anniversary to support hundreds of children’s charities, thanks to trading fees and commissions donated by CIBC Capital Markets and CIBC Wood Gundy employees across Canada and in New York, London and Hong Kong; and
•	Announced our Lead Partnership in Ottawa 2017, inviting Canadians to mark Canada’s and CIBC’s shared 150th Anniversary. This year-long celebration in our nation’s capital is the first of many initiatives we will undertake to create memorable experiences for Canadians nationwide to commemorate this historic milestone.

During the quarter, CIBC was named:

•	Most Innovative Organization at ACT Canada’s IVIE Awards for long-standing leadership in innovation among the major Canadian banks;
•	One of Canada’s Top Employers for Young People by Mediacorp; and
•	One of Canada’s Best Diversity Employers by Mediacorp.

In addition, a CIBC executive, Laura Dottori-Attanasio, was recognized by WXN’s Top 100 Most Powerful Women in Canada for the fourth time, and now joins colleague Christina Kramer in WXN’s Hall of Fame.

Victor G. Dodig

President and Chief Executive Officer

(1)	For additional information, see the “Non-GAAP measures” section.

ii	CIBC FIRST QUARTER 2016

Enhanced Disclosure Task Force

The Enhanced Disclosure Task Force (EDTF) was established by the Financial Stability Board in May 2012. The stated goal of the EDTF is to improve the quality, comparability, and transparency of risk disclosures. On October 29, 2012, the EDTF released its report “Enhancing the Risk Disclosures of Banks”, which includes thirty-two disclosure recommendations, principally in the areas of risk governance, credit risk, market risk, liquidity risk, and capital adequacy. Refer to our 2015 Annual Report for additional qualitative disclosure. The index below provides the listing of disclosures prepared in response to the recommendations of the EDTF, along with their locations. EDTF disclosures are located in our 2015 Annual Report, quarterly Report to Shareholders, and supplementary packages, which may be found on our website (www.cibc.com). No information on CIBC’s website, including the supplementary packages, should be considered incorporated herein by reference.

			First quarter, 2016			2015 Annual report
Topics	Recommendations	Disclosures	Management’s discussion and analysis	Consolidated financial statements	Supplementary regulatory capital disclosure
			Page references
General	1	Index of risk information – current page
	2	Risk terminology and measures (1)			34
	3	Top and emerging risks	22			47
	4	Key future regulatory ratio requirements	18, 34, 36	59	6	35, 69, 72, 139
Risk governance, risk management and business model	5	Risk management structure				42, 43
	6	Risk culture and appetite				41, 44, 45
	7	Risks arising from business activities	24			45, 48
	8	Bank-wide stress testing	27			37, 46, 51, 57, 64, 68, 75
Capital adequacy and risk-weighted assets	9	Minimum capital requirements	17	59		30, 139
	10	Components of capital and reconciliation to the consolidated regulatory balance sheet			1 – 4	32
	11	Regulatory capital flow statement			5	34
	12	Capital management and planning				36, 139
	13	Business activities and risk-weighted assets	24		7	33 – 35, 48
	14	Risk-weighted assets and capital requirements			7	31, 33
	15	Credit risk by major portfolios			13 – 25	50 – 55
	16	Risk-weighted assets flow statement			8	34 – 35
	17	Back-testing of models			26, 27	46, 51, 63, 75
Liquidity	18	Liquid assets	33			68
Funding	19	Encumbered assets	34			69
	20	Contractual maturities of assets, liabilities and off-balance sheet instruments	37			72
	21	Funding strategy and sources	35			70
Market risk	22	Reconciliation of trading and non-trading portfolios to the consolidated balance sheet	30			62
	23	Significant trading and non-trading market risk factors	30 – 32			62 – 66
	24	Model assumptions, limitations and validation procedures				62 – 66
	25	Stress testing and scenario analysis				37, 64
Credit risk	26	Analysis of credit risk exposures	25 – 29	63	9 – 12	52 – 60, 120 – 122, 163
	27	Impaired loan and forbearance policies	25, 27, 40			50, 77, 102
	28	Reconciliation of impaired loans and the allowance for credit losses	25, 27	56		50, 57, 120
	29	Counterparty credit risk arising from derivatives	27		12, 28 (2)	49, 53, 133 – 134
	30	Credit risk mitigation	25		12, 30	49, 55, 133 – 134
Other risks	31	Other risks	38			73 – 75
	32	Discussion of publicly known risk events	41	61		74, 154
(1)	A detailed glossary of our risk and capital terminology is included on page 174 of our 2015 Annual Report.
(2)	Included in supplementary financial information package.

CIBC FIRST QUARTER 2016	iii

Management’s discussion and analysis

Management’s discussion and analysis (MD&A) is provided to enable readers to assess CIBC’s financial condition and results of operations as at and for the quarter ended January 31, 2016 compared with corresponding periods. The MD&A should be read in conjunction with our 2015 Annual Report and the unaudited interim consolidated financial statements included in this report. Unless otherwise indicated, all financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (IFRS or GAAP) and all amounts are expressed in Canadian dollars. This MD&A is current as of February 24, 2016. Additional information relating to CIBC is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at www.sec.gov. No information on CIBC’s website (www.cibc.com) should be considered incorporated herein by reference. A glossary of terms used throughout this quarterly report can be found on pages 172 to 177 of our 2015 Annual Report.

Contents
2	External reporting changes	16	Financial condition
		16	Review of condensed consolidated balance sheet
3	First quarter financial highlights	17	Capital resources
		20	Global systemically important banks – public disclosure requirements
4	Overview
4	Financial results	21	Off-balance sheet arrangements
5	Significant event
6	Review of quarterly financial information	22	Management of risk
7	Outlook for calendar year 2016	22	Risk overview
		25	Credit risk
8	Non-GAAP measures	30	Market risk
		33	Liquidity risk
9	Strategic business units overview	38	Other risks
10	Retail and Business Banking
11	Wealth Management	39	Accounting and control matters
12	Capital Markets	39	Critical accounting policies and estimates
15	Corporate and Other	43	Accounting developments
		43	Regulatory developments
		43	Controls and procedures

A NOTE ABOUT FORWARD-LOOKING STATEMENTS: From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this report, in other filings with Canadian securities regulators or the SEC and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements made in the “Overview – Financial results”, “Overview – Significant event”, “Overview – Outlook for calendar year 2016”, “Financial condition – Capital resources”, “Management of risk – Risk overview”, “Management of risk – Credit risk”, “Management of risk – Market risk”, “Management of risk – Liquidity risk”, “Accounting and control matters – Critical accounting policies and estimates”, and “Accounting and control matters – Regulatory developments” sections of this report and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies, the regulatory environment in which we operate and outlook for calendar year 2016 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “objective” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Overview – Outlook for calendar year 2016” section of this report, and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, insurance, operational, reputation and legal, regulatory and environmental risk; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder, the Organisation for Economic Co-operation and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; currency value and interest rate fluctuations, including as a result of market and oil price volatility; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and global credit risks; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Any forward-looking statements contained in this report represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this report or in other communications except as required by law.

CIBC FIRST QUARTER 2016	1

External reporting changes

The following external reporting changes were made in the first quarter of 2016. Prior period amounts were reclassified accordingly. The changes impacted the results of our strategic business units (SBUs), but there was no impact on consolidated net income resulting from these reclassifications.

•	In the corporate and investment banking and business banking lines of business within Capital Markets and Retail and Business Banking, respectively, our client segmentation has been redefined in a manner that reinforces our client-focused strategy, and results in a greater degree of industry specialization and expertise, while providing enhanced client coverage. We have transferred client accounts accordingly between these lines of business.
•	The transfer pricing methodology used by Treasury to charge and credit the SBUs for the cost and benefit of funding assets and liabilities, respectively, was enhanced to better align to our liquidity risk models.

In addition:

Within Capital Markets:

•	Equity and debt underwriting revenue, previously shared between the global markets and corporate and investment banking lines of business, is now reported entirely within the corporate and investment banking line of business.

Within Wealth Management:

•	The wealth advisory services business previously reported in the asset management line of business was transferred to the retail brokerage line of business.
•	An “other” line of business was established to include the results of American Century Investments (ACI), previously reported in the asset management line of business. For further details of the sale of our minority position in ACI, see the “Significant event” section.

2	CIBC FIRST QUARTER 2016

First quarter financial highlights

	Unaudited, as at or for the three months ended		2016 Jan. 31	2015 Oct. 31	2015 Jan. 31
	Financial results ($ millions)
	Net interest income		$2,106	$2,043	$1,956
	Non-interest income		1,481	1,440	1,503
	Total revenue		3,587	3,483	3,459
	Provision for credit losses		262	198	187
	Non-interest expenses		2,164	2,383	2,195
	Income before income taxes		1,161	902	1,077
	Income taxes		179	124	154
	Net income		$982	$778	$923
	Net income attributable to non-controlling interests		$5	$2	$3
	Preferred shareholders		9	9	13
	Common shareholders		968	767	907
	Net income attributable to equity shareholders		$977	$776	$920
	Financial measures
	Reported efficiency ratio		60.3%	68.4%	63.5%
	Adjusted efficiency ratio (1)		58.1%	60.4%	59.2%
	Loan loss ratio (2)		0.26%	0.26%	0.28%
	Reported return on common shareholders’ equity		18.1%	15.1%	19.9%
	Adjusted return on common shareholders’ equity (1)		19.0%	18.5%	20.6%
	Net interest margin		1.69%	1.70%	1.77%
	Net interest margin on average interest-earning assets		1.94%	1.95%	2.04%
	Return on average assets		0.79%	0.65%	0.84%
	Return on average interest-earning assets		0.91%	0.74%	0.96%
	Total shareholder return		(8.13)%	8.61%	(13.42)%
	Reported effective tax rate		15.4%	13.7%	14.3%
	Adjusted effective tax rate (1)		17.3%	15.5%	14.3%
	Common share information
Per share ($)	- basic earnings		$2.44	$1.93	$2.28
	- reported diluted earnings		2.43	1.93	2.28
	- adjusted diluted earnings (1)		2.55	2.36	2.36
	- dividends		1.15	1.12	1.03
	- book value		52.56	51.25	45.99
Share price ($)	- high		101.22	102.74	107.16
	- low		83.42	86.00	88.18
	- closing		91.24	100.28	88.18
Shares outstanding (thousands)	- weighted-average basic		396,927	397,253	397,117
	- weighted-average diluted		397,428	397,838	397,887
	- end of period		395,179	397,291	397,142
	Market capitalization ($ millions)		$36,056	$39,840	$35,020
	Value measures
	Dividend yield (based on closing share price)		5.0%	4.4%	4.6%
	Reported dividend payout ratio		47.3%	58.0%	45.1%
	Adjusted dividend payout ratio (1)		45.1%	47.4%	43.5%
	Market value to book value ratio		1.74	1.96	1.92
	On- and off-balance sheet information ($ millions)
	Cash, deposits with banks and securities		$91,132	$93,619	$74,334
	Loans and acceptances, net of allowance		301,301	290,981	274,966
	Total assets		479,032	463,309	445,223
	Deposits		377,234	366,657	339,875
	Common shareholders’ equity		20,770	20,360	18,265
	Average assets		494,379	476,700	437,701
	Average interest-earning assets		431,380	415,783	380,984
	Average common shareholders’ equity		21,233	20,122	18,123
	Assets under administration (AUA) (3)(4)		1,833,071	1,846,142	1,794,586
	Assets under management (AUM) (4)		169,389	170,465	162,315
	Balance sheet quality (All-in basis) and liquidity measures
	Risk-weighted assets (RWA) ($ millions)
	Common Equity Tier 1 (CET1) capital RWA		$162,583	$156,107	$146,554
	Tier 1 capital RWA		162,899	156,401	146,847
	Total capital RWA		163,169	156,652	147,097
	Capital ratios
	CET1 ratio		10.6%	10.8%	10.3%
	Tier 1 capital ratio		12.1%	12.5%	12.1%
	Total capital ratio		14.2%	15.0%	15.0%
	Basel III leverage ratio
	Tier 1 capital	A	$19,716	$19,520	$17,771
	Leverage ratio exposure	B	516,037	502,552	471,937
	Leverage ratio	A/B	3.8%	3.9%	3.8%
	Liquidity coverage ratio		121%	119%	n/a
	Other information
	Full-time equivalent employees		43,609	44,201	43,883
(1)	For additional information, see the “Non-GAAP measures” section.
(2)	The ratio is calculated as the provision for credit losses on impaired loans to average loans and acceptances, net of allowance for credit losses.
(3)	Includes the full contract amount of AUA or custody under a 50/50 joint venture between CIBC and The Bank of New York Mellon of $1,454.6 billion (October 31, 2015: $1,465.7 billion; January 31, 2015: $1,424.6 billion).
(4)	AUM amounts are included in the amounts reported under AUA.
n/a	Not applicable.

CIBC FIRST QUARTER 2016	3

Overview

Financial results

Reported net income for the quarter was $982 million, compared with $923 million for the same quarter last year, and $778 million for the prior quarter.

Adjusted net income(1) for the quarter was $1,029 million, compared with $956 million for the same quarter last year, and $952 million for the prior quarter.

Reported diluted earnings per share (EPS) for the quarter was $2.43, compared with $2.28 for the same quarter last year, and $1.93 for the prior quarter.

Adjusted diluted EPS(1) for the quarter was $2.55, compared with $2.36 for the same quarter last year, and $2.36 for the prior quarter.

Net income for the current quarter was affected by the following items of note:

•	$69 million ($51 million after-tax) increase in the portion of the collective allowance recognized in Corporate and Other(2);
•	$15 million income tax recovery arising from a change in our expected utilization of certain tax loss carryforwards, primarily due to the previously announced sale of our minority position in ACI (Corporate and Other);
•	$9 million ($7 million after-tax) amortization of intangible assets ($2 million after-tax in Retail and Business Banking, $3 million after-tax in Wealth Management, and $2 million after-tax in Corporate and Other); and
•	$5 million ($4 million after-tax) loss from the structured credit run-off business (Capital Markets).

The above items of note decreased revenue by $4 million, increased provision for credit losses by $69 million and non-interest expenses by $10 million, and decreased income taxes by $36 million. In aggregate, these items of note decreased net income by $47 million.

Net interest income(3)

Net interest income was up $150 million or 8% from the same quarter last year, primarily due to volume growth across retail products, higher trading income, and higher income from FirstCaribbean International Bank Limited (CIBC FirstCaribbean), largely driven by favourable foreign exchange rates. These factors were partially offset by lower treasury revenue, and a gain arising from accounting adjustments on credit card-related balance sheet amounts in the same quarter last year, shown as an item of note.

Net interest income was up $63 million or 3% from the prior quarter, primarily due to higher trading income, and volume growth across retail products, partially offset by narrower retail spreads.

Non-interest income(3)

Non-interest income was down $22 million or 1% from the same quarter last year, primarily due to lower available-for-sale (AFS) securities gains, higher trading losses, lower commissions, and lower income from equity-accounted associates, as we ceased recognition of income relating to ACI following the announcement of the sale in December 2015. These factors were partially offset by higher mark-to-market gains on economic hedging activities, and higher fees.

Non-interest income was up $41 million or 3% from the prior quarter, primarily due to lower trading losses, partially offset by lower revenue from debt underwriting activity.

Provision for credit losses

Provision for credit losses was up $75 million or 40% from the same quarter last year, mainly due to an increase in the collective allowance, shown as an item of note, primarily relating to deterioration in the commodities sector and the current economic conditions. In Retail and Business Banking, the provision was comparable with the same quarter last year. In Capital Markets, the provision was up primarily due to higher losses in the oil and gas sector, partially offset by lower losses in our U.S. real estate finance portfolio. In Corporate and Other, the provision was up due to the increase in the collective allowance noted above. This was partially offset by lower losses in CIBC FirstCaribbean.

Provision for credit losses was up $64 million or 32% from the prior quarter, mainly due to the increase in the collective allowance noted above. In Retail and Business Banking, the provision was comparable with the prior quarter. In Capital Markets, the provision was up due to lower reversals of credit losses in our U.S. real estate finance portfolio. In Corporate and Other, the provision was up due to the increase in the collective allowance noted above.

Non-interest expenses

Non-interest expenses were down $31 million or 1% from the same quarter last year, as the same quarter last year included restructuring charges primarily relating to employee severance, shown as an item of note. The current quarter included the unfavourable impact of foreign exchange rates, and higher spending on strategic initiatives.

Non-interest expenses were down $219 million or 9% from the prior quarter, as the prior quarter included restructuring charges primarily relating to employee severance, shown as an item of note.

(1)	For additional information, see the “Non-GAAP measures” section.
(2)	Relates to collective allowance, except for: (i) residential mortgages greater than 90 days delinquent; (ii) personal loans and scored small business loans greater than 30 days delinquent, and (iii) net write-offs for the cards portfolio, which are all reported in the respective SBUs.
(3)	Trading activities and related risk management strategies can periodically shift trading income between net interest income and non-interest income. Therefore, we view total trading income as the most appropriate measure of trading performance.

4	CIBC FIRST QUARTER 2016

Income taxes

Income tax expense was up $25 million or 16% from the same quarter last year and up $55 million or 44% from the prior quarter, primarily due to higher income. The current quarter included an income tax recovery arising from a change in our expected utilization of certain tax loss carryforwards, primarily due to the previously announced sale of our minority position in ACI, shown as an item of note.

In prior years, the Canada Revenue Agency issued reassessments disallowing the deduction of approximately $3 billion of the 2005 Enron settlement payments and related legal expenses. The matter is currently in litigation. The Tax Court of Canada trial on the deductibility of the Enron payments is expected to be set down for trial in 2016. We now expect the trial to commence in 2017.

Should we successfully defend our tax filing position in its entirety, we would recognize an additional accounting tax benefit of $231 million and taxable refund interest of approximately $185 million. Should we fail to defend our position in its entirety, we would incur an additional tax expense of approximately $820 million and non-deductible interest of approximately $157 million.

For developments regarding the new “synthetic equity arrangements” rules in the 2015 Canadian federal budget, see the “Capital Markets” section.

Foreign exchange

The estimated impact of U.S. dollar translation on key lines of our interim consolidated statement of income, as a result of changes in average exchange rates, is as follows:

$ millions, for the three months ended	Jan. 31, 2016 vs. Jan. 31, 2015	Jan. 31, 2016 vs. Oct. 31, 2015
Estimated increase in:
Total revenue	$ 81	$ 24
Provision for credit losses	4	1
Non-interest expenses	39	11
Income taxes	2	1
Net income	36	11
Average USD appreciation relative to CAD	15.2%	4.1%

Impact of items of note in prior periods

Net income for the prior quarters was affected by the following items of note:

Q4, 2015

•	$211 million ($161 million after-tax and non-controlling interests) in restructuring charges primarily relating to employee severance (Corporate and Other);
•	$11 million ($9 million after-tax) amortization of intangible assets ($1 million after-tax in Retail and Business Banking, $6 million after-tax in Wealth Management, and $2 million after-tax in Corporate and Other); and
•	$3 million ($2 million after-tax) loss from the structured credit run-off business (Capital Markets).

The above items of note decreased revenue by $2 million, increased non-interest expenses by $223 million, and decreased income taxes by $51 million. In aggregate, these items of note decreased net income by $174 million.

Q1, 2015

•	$85 million ($62 million after-tax) in restructuring charges primarily relating to employee severance (Corporate and Other);
•	$46 million ($34 million after-tax) gain arising from accounting adjustments on credit card-related balance sheet amounts (Retail and Business Banking);
•	$23 million ($13 million after-tax) gain on sale of an investment in our merchant banking portfolio (Capital Markets);
•	$12 million ($9 million after-tax) loss from the structured credit run-off business (Capital Markets); and
•	$11 million ($9 million after-tax) amortization of intangible assets ($2 million after-tax in Retail and Business Banking, $4 million after-tax in Wealth Management, and $3 million after-tax in Corporate and Other).

The above items of note increased revenue by $55 million and non-interest expenses by $94 million, and decreased income taxes by $6 million. In aggregate, these items of note decreased net income by $33 million.

Significant event

Sale of equity investment

On December 21, 2015, we announced that we had entered into a definitive agreement to sell our minority position in ACI to Nomura Holding America Inc. (Nomura) for approximately US$1 billion. Following this announcement, our investment in ACI, which is included within our Wealth Management SBU, was classified as held for sale. We ceased recognition of income from equity-accounted associates relating to ACI following its classification as held for sale on the date of the announcement.

This transaction is subject to customary closing conditions, including regulatory approvals, and is expected to close in the first half of 2016.

CIBC FIRST QUARTER 2016	5

Review of quarterly financial information

$ millions, except per share amounts, for the three months ended	2016				2015 (1)			2014 (1)
	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30
Revenue
Retail and Business Banking	$2,190	$2,176	$2,118	$2,029	$2,083	$2,035	$2,015	$1,929
Wealth Management	601	607	628	614	619	584	568	546
Capital Markets (2)	683	571	691	657	701	461	663	599
Corporate and Other (2)	113	129	83	94	56	133	109	90
Total revenue	$3,587	$3,483	$3,520	$3,394	$3,459	$3,213	$3,355	$3,164
Net interest income	$2,106	$2,043	$2,021	$1,895	$1,956	$1,881	$1,875	$1,798
Non-interest income	1,481	1,440	1,499	1,499	1,503	1,332	1,480	1,366
Total revenue	3,587	3,483	3,520	3,394	3,459	3,213	3,355	3,164
Provision for credit losses	262	198	189	197	187	194	195	330
Non-interest expenses	2,164	2,383	2,179	2,104	2,195	2,083	2,044	2,409
Income before income taxes	1,161	902	1,152	1,093	1,077	936	1,116	425
Income taxes	179	124	174	182	154	125	195	119
Net income	$982	$778	$978	$911	$923	$811	$921	$306
Net income (loss) attributable to:
Non-controlling interests	$5	$2	$5	$4	$3	$2	$3	$(11)
Equity shareholders	977	776	973	907	920	809	918	317
EPS - basic	$2.44	$1.93	$2.42	$2.25	$2.28	$1.99	$2.26	$0.73
- diluted	2.43	1.93	2.42	2.25	2.28	1.98	2.26	0.73
(1)	Certain information has been reclassified to conform to the presentation adopted in the current period. See “External reporting changes” for additional details.
(2)	Capital Markets revenue and income taxes are reported on a taxable equivalent basis (TEB) with an equivalent offset in the revenue and income taxes of Corporate and Other.

Our quarterly results are modestly affected by seasonal factors. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July – third quarter and August – fourth quarter) typically experience lower levels of market activity, which affects our brokerage, investment management, and Capital Markets activities.

Revenue

Retail and Business Banking revenue has benefited from volume growth, partially offset by the continued low interest rate environment, and attrition in our exited FirstLine mortgage broker business. The first quarter of 2015 included a gain arising from accounting adjustments on credit card-related balance sheet amounts.

In Wealth Management, we ceased recognition of income from equity-accounted associates relating to ACI following the announcement of the sale in the first quarter of 2016.

Capital Markets revenue is influenced, to a large extent, by market conditions and activity in the equity derivatives business, which includes tax-exempt income. Revenue has also been impacted by the volatility in the structured credit run-off business. The first quarter of 2015 included a gain on sale of an investment in our merchant banking portfolio. The fourth quarter of 2014 included a charge related to funding valuation adjustments, while the third quarter of 2014 included a gain within an equity-accounted investment in our merchant banking portfolio.

Corporate and Other includes the offset related to the TEB component of tax-exempt income reported in Capital Markets revenue.

Provision for credit losses

Provision for credit losses is dependent upon the credit cycle in general and on the credit performance of the loan portfolios. In Retail and Business Banking, losses in the card portfolio trended lower in 2015 and 2014 due to credit improvements, as well as the impact of an initiative to enhance account management practices. In Capital Markets, the first quarter of 2016 and the fourth quarter of 2015 had higher losses in the oil and gas sector. The second quarter of 2014 included losses in the exited U.S. leveraged finance portfolio. In Corporate and Other, the first quarter of 2016 included an increase in the collective allowance, primarily relating to deterioration in the commodities sector and the current economic conditions. The second quarter of 2014 had elevated loan losses relating to CIBC FirstCaribbean.

Non-interest expenses

Non-interest expenses have fluctuated over the period largely due to changes in employee-related compensation and benefits, higher spending on strategic initiatives, and movement in foreign exchange rates. The first and fourth quarters of 2015 included restructuring charges primarily relating to employee severance. The second quarter of 2014 had a goodwill impairment charge.

Income taxes

Income taxes vary with changes in income subject to tax, and the jurisdictions in which the income is earned. Taxes can also be affected by the impact of significant items and the level of tax-exempt income. The first quarter of 2016 included an income tax recovery arising from a change in our expected utilization of certain tax loss carryforwards, primarily due to the previously announced sale of our minority position in ACI. No tax recovery was booked in the second quarter of 2014 in respect of the CIBC FirstCaribbean goodwill impairment charge and loan losses.

6	CIBC FIRST QUARTER 2016

Outlook for calendar year 2016

Global growth is expected to gradually strengthen in 2016, but still be roughly in line with the moderate pace achieved in the 2012 to 2015 period. Emerging markets are forecast to be sluggish but should still improve after a very weak year, responding to currency depreciations and lower interest rates. The U.S. and Europe should be fairly steady with growth in the 2% range, with Europe responding to monetary stimulus and the U.S. driven by continued healthy domestic demand. The U.S. Federal Reserve is likely to resume raising interest rates, but the federal funds rate could close the year near 1%, still very low by historical standards. Canada’s economic growth looks to be in the 1.0% to 1.5% range, as it continues to see declines in energy sector capital spending, and waits for a larger lift to non-energy exports from the decline in the Canadian dollar. After dropping at the start of the year, the Canadian dollar and short-term interest rates are expected to stabilize, with long yields moving up somewhat in response to higher U.S. Treasury yields. Recent market behaviour, particularly reflected in a steep drop in medium-term government yields, suggests investors see downside risks to the economic outlook for both the U.S. and Canada.

Retail and Business Banking should see steady growth in consumer credit as interest rates stay low. Business credit demand should remain healthy, with ongoing growth in the demand for working capital. Credit quality should remain healthy overall, despite an erosion in the energy-producing provinces.

A stabilization in commodity prices and a gradual improvement in global growth should support equity-related business in Capital Markets and Wealth Management later in the year, and Capital Markets should see continued strength in the issuance of government debt, in part to cover deficits in the energy-producing provinces.

CIBC FIRST QUARTER 2016	7

Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with GAAP (IFRS), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures useful in analyzing financial performance. For a more detailed discussion on our non-GAAP measures, see page 13 of the 2015 Annual Report. The following table provides a reconciliation of non-GAAP to GAAP measures related to CIBC on a consolidated basis.

$ millions, as at or for the three months ended		2016 Jan. 31	2015 Oct. 31	2015 Jan. 31
Reported and adjusted diluted EPS
Reported net income attributable to common shareholders	A	$968	$767	$907
After-tax impact of items of note (1)		47	174	33
After-tax impact of items of note on non-controlling interests		–	(2)	–
Adjusted net income attributable to common shareholders (2)	B	$1,015	$939	$940
Diluted weighted-average common shares outstanding (thousands)	C	397,428	397,838	397,887
Reported diluted EPS ($)	A/C	$2.43	$1.93	$2.28
Adjusted diluted EPS ($) (2)	B/C	2.55	2.36	2.36
Reported and adjusted efficiency ratio
Reported total revenue	D	$3,587	$3,483	$3,459
Pre-tax impact of items of note (1)		4	2	(55)
TEB		115	91	148
Adjusted total revenue (2)	E	$3,706	$3,576	$3,552
Reported non-interest expenses	F	$2,164	$2,383	$2,195
Pre-tax impact of items of note (1)		(10)	(223)	(94)
Adjusted non-interest expenses (2)	G	$2,154	$2,160	$2,101
Reported efficiency ratio	F/D	60.3%	68.4%	63.5%
Adjusted efficiency ratio (2)	G/E	58.1%	60.4%	59.2%
Reported and adjusted dividend payout ratio
Dividends paid to common shareholders	H	$457	$445	$409
Reported dividend payout ratio	H/A	47.3%	58.0%	45.1%
Adjusted dividend payout ratio (2)	H/B	45.1%	47.4%	43.5%
Reported and adjusted return on common shareholders’ equity
Average common shareholders’ equity	I	$21,233	$20,122	$18,123
Reported return on common shareholders’ equity	A/I (3)	18.1%	15.1%	19.9%
Adjusted return on common shareholders’ equity (2)	B/I (3)	19.0%	18.5%	20.6%
Reported and adjusted effective tax rate
Reported income before income taxes	J	$1,161	$902	$1,077
Pre-tax impact of items of note (1)		83	225	39
Adjusted income before income taxes (2)	K	$1,244	$1,127	$1,116
Reported income taxes	L	$179	$124	$154
Tax impact of items of note (1)		36	51	6
Adjusted income taxes (2)	M	$215	$175	$160
Reported effective tax rate	L/J	15.4%	13.7%	14.3%
Adjusted effective tax rate (2)	M/K	17.3%	15.5%	14.3%

$ millions, for the three months ended		Retail and Business Banking	Wealth Management	Capital Markets	Corporate and Other	CIBC Total
2016	Reported net income (loss)	$684	$119	$244	$(65)	$982
Jan. 31	After-tax impact of items of note (1)	2	3	4	38	47
	Adjusted net income (loss) (2)	$686	$122	$248	$(27)	$1,029
2015	Reported net income (loss)	$672	$122	$181	$(197)	$778
Oct. 31 (4)	After-tax impact of items of note (1)	1	6	2	165	174
	Adjusted net income (loss) (2)	$673	$128	$183	$(32)	$952
2015	Reported net income (loss)	$644	$128	$271	$(120)	$923
Jan. 31 (4)	After-tax impact of items of note (1)	(32)	4	(4)	65	33
	Adjusted net income (loss) (2)	$612	$132	$267	$(55)	$956
(1)	Reflects impact of items of note under “Financial results” section.
(2)	Non-GAAP measure.
(3)	Annualized.
(4)	Certain information has been reclassified to conform to the presentation adopted in the current period. See “External reporting changes” for additional details.

8	CIBC FIRST QUARTER 2016

Strategic business units overview

CIBC has three SBUs – Retail and Business Banking, Wealth Management and Capital Markets. These SBUs are supported by the following functional groups – Technology and Operations, Finance (including Treasury), Administration, Risk Management, and Internal Audit, as well as other support groups, which all form part of Corporate and Other. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes our international banking operations comprising mainly CIBC FirstCaribbean, strategic investments in the CIBC Mellon joint ventures, and other income statement and balance sheet items not directly attributable to the business lines. CIBC’s investment in The Bank of N.T. Butterfield & Son Limited was included in Corporate and Other results until it was sold on April 30, 2015. The key methodologies and assumptions used in reporting financial results of our SBUs are provided on page 16 of the 2015 Annual Report.

External reporting changes were made in the first quarter of 2016, affecting the results of our SBUs. See “External reporting changes” for additional details.

CIBC FIRST QUARTER 2016	9

Retail and Business Banking

Retail and Business Banking provides personal and business clients across Canada with financial advice, products and services through a strong team of advisors and relationship managers, in our banking centres or through remote channels such as mobile advisors, telephone, online or mobile banking.

Results(1)

$ millions, for the three months ended	2016 Jan. 31	2015 Oct. 31 (2)	2015 Jan. 31 (2)
Revenue
Personal banking	$1,749	$1,743	$1,660
Business banking	425	414	400
Other	16	19	23
Total revenue	2,190	2,176	2,083
Provision for credit losses	163	163	163
Non-interest expenses	1,097	1,100	1,055
Income before income taxes	930	913	865
Income taxes	246	241	221
Net income	$684	$672	$644
Net income attributable to:
Equity shareholders (a)	$684	$672	$644
Efficiency ratio	50.1%	50.6%	50.6%
Return on equity (3)	52.7%	54.7%	59.9%
Charge for economic capital (3) (b)	$(127)	$(146)	$(130)
Economic profit (3) (a+b)	$557	$526	$514
Full-time equivalent employees	21,160	21,532	21,667
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Certain information has been reclassified to conform to the presentation adopted in the current period. See “External reporting changes” for additional details.
(3)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income for the quarter was $684 million, up $40 million from the same quarter last year, primarily due to higher revenue, partially offset by higher non-interest expenses.

Net income was up $12 million from the prior quarter, primarily due to higher revenue.

Revenue

Revenue was up $107 million or 5% from the same quarter last year.

Personal banking revenue was up $89 million, primarily due to volume growth, wider spreads, and higher fees. The same period last year included a gain arising from accounting adjustments on credit card-related balance sheet amounts, shown as an item of note.

Business banking revenue was up $25 million, primarily due to volume growth and higher fees, partially offset by narrower spreads.

Other revenue was down $7 million, mainly due to lower revenue from our exited FirstLine mortgage broker business.

Revenue was up $14 million or 1% from the prior quarter.

Personal banking revenue was up $6 million, primarily due to volume growth, partially offset by narrower spreads.

Business banking revenue was up $11 million, primarily due to higher fees and volume growth, partially offset by narrower spreads.

Other revenue was down $3 million, mainly due to lower revenue from our exited FirstLine mortgage broker business.

Provision for credit losses

Provision for credit losses was comparable with both the same quarter last year and the prior quarter.

Non-interest expenses

Non-interest expenses were up $42 million or 4% from the same quarter last year, primarily due to higher spending on strategic initiatives.

Non-interest expenses were comparable with the prior quarter.

Income taxes

Income taxes were up $25 million from the same quarter last year, primarily due to higher income, and the impact of changes in the proportion of income subject to varying rates of tax.

Income taxes were up $5 million from the prior quarter, primarily due to higher income.

10	CIBC FIRST QUARTER 2016

Wealth Management

Wealth Management provides integrated advice and investment solutions to meet the needs of institutional, retail, and high net worth clients. Our asset management, retail brokerage and private wealth management businesses combine to create an integrated offer, delivered through more than 1,500 advisors across Canada and the U.S. Other includes the results of ACI. For further details of the sale of our minority position in ACI, see the “Significant event” section.

Results(1)

$ millions, for the three months ended	2016 Jan. 31	2015 Oct. 31 (2)	2015 Jan. 31 (2)
Revenue
Retail brokerage	$308	$317	$315
Asset management	181	178	172
Private wealth management	98	91	109
Other	14	21	23
Total revenue	601	607	619
Non-interest expenses	439	447	447
Income before income taxes	162	160	172
Income taxes	43	38	44
Net income	$119	$122	$128
Net income attributable to:
Equity shareholders (a)	$119	$122	$128
Efficiency ratio	73.0%	73.5%	72.2%
Return on equity (3)	19.3%	20.2%	22.9%
Charge for economic capital (3) (b)	$(60)	$(71)	$(67)
Economic profit (3) (a+b)	$59	$51	$61
Full-time equivalent employees	4,388	4,350	4,234
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Certain information has been reclassified to conform to the presentation adopted in the current period. See “External reporting changes” for additional details.
(3)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income for the quarter was $119 million, down $9 million from the same quarter last year, primarily due to lower revenue, partially offset by lower non-interest expenses.

Net income was down $3 million from the prior quarter, primarily due to lower revenue and higher income taxes, partially offset by lower non-interest expenses.

Revenue

Revenue was down $18 million or 3% from the same quarter last year.

Retail brokerage revenue was down $7 million, primarily due to lower commission revenue, partially offset by higher investment management and custodial fees, driven by higher average AUM and AUA.

Asset management revenue was up $9 million, primarily due to higher average AUM, driven by net sales of long-term mutual funds and market appreciation.

Private wealth management revenue was down $11 million, primarily due to lower annual performance fees earned in Atlantic Trust Private Wealth Management (Atlantic Trust), partially offset by volume growth in loans and deposits, and higher fees.

Other revenue was down $9 million, as we ceased recognition of income from equity-accounted associates relating to ACI following the announcement of the sale in December 2015.

Revenue was down $6 million or 1% from the prior quarter.

Retail brokerage revenue was down $9 million, primarily due to lower commission revenue.

Asset management revenue was up $3 million, primarily due to higher average AUM.

Private wealth management revenue was up $7 million, primarily due to higher average AUM, and annual performance fees earned by Atlantic Trust.

Other revenue was down $7 million due to the announcement of the sale of our position in ACI, as noted above.

Non-interest expenses

Non-interest expenses were down $8 million or 2% from both the same quarter last year and the prior quarter, primarily due to lower performance-based compensation.

Income taxes

Income taxes were comparable with the same quarter last year.

Income taxes were up $5 million from the prior quarter, primarily due to the impact of changes in the proportion of income subject to varying rates of tax.

CIBC FIRST QUARTER 2016	11

Capital Markets

Capital Markets provides integrated credit and global markets products, investment banking advisory services and top-ranked research to corporate, government and institutional clients around the world.

Results(1)

$ millions, for the three months ended	2016 Jan. 31	2015 Oct. 31 (2)	2015 Jan. 31 (2)
Revenue
Global markets	$391	$271	$360
Corporate and investment banking	286	302	332
Other	6	(2)	9
Total revenue (3)	683	571	701
Provision for credit losses	25	22	14
Non-interest expenses	344	326	329
Income before income taxes	314	223	358
Income taxes (3)	70	42	87
Net income	$244	$181	$271
Net income attributable to:
Equity shareholders (a)	$244	$181	$271
Efficiency ratio (3)	50.3%	57.1%	46.9%
Return on equity (4)	30.2%	25.5%	42.5%
Charge for economic capital (4) (b)	$(78)	$(84)	$(77)
Economic profit (4) (a+b)	$166	$97	$194
Full-time equivalent employees	1,341	1,342	1,293
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Certain information has been reclassified to conform to the presentation adopted in the current period. See “External reporting changes” for additional details.
(3)	Revenue and income taxes are reported on a TEB basis. Accordingly, revenue and income taxes include a TEB adjustment of $115 million for the quarter ended January 31, 2016 (October 31, 2015: $91 million; January 31, 2015: $148 million). The equivalent amounts are offset in the revenue and income taxes of Corporate and Other.
(4)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income for the quarter was $244 million, down $27 million from the same quarter last year, primarily due to lower revenue, higher non-interest expenses, and a higher provision for credit losses.

Net income was up $63 million from the prior quarter, primarily due to higher revenue, partially offset by higher non-interest expenses and higher income taxes.

Revenue

Revenue was down $18 million or 3% from the same quarter last year.

Global markets revenue was up $31 million, primarily due to higher revenue from interest rate trading, global markets financing activities, and foreign exchange trading, partially offset by lower revenue from equities trading.

Corporate and investment banking revenue was down $46 million, as the same quarter last year included a gain on sale of an investment in our merchant banking portfolio, shown as an item of note. Lower revenue from equity and debt underwriting and lower revenue from U.S. real estate finance was partially offset by higher advisory revenue.

Other revenue was comparable with the same quarter last year.

Revenue was up $112 million or 20% from the prior quarter.

Global markets revenue was up $120 million, primarily due to higher foreign exchange, equity derivatives and interest rate trading revenue.

Corporate and investment banking revenue was down $16 million, primarily due to lower revenue from debt underwriting activity.

Other revenue was up $8 million, primarily due to gains in our run-off businesses compared with losses in the prior quarter.

Provision for credit losses

Provision for credit losses was up $11 million from the same quarter last year, primarily due to higher losses in the oil and gas sector, partially offset by lower losses in our U.S. real estate finance portfolio.

Provision for credit losses was up $3 million from the prior quarter, primarily due to lower reversals of credit losses in our U.S. real estate finance portfolio.

Non-interest expenses

Non-interest expenses were up $15 million or 5% from the same quarter last year, primarily due to higher employee-related costs.

Non-interest expenses were up $18 million or 6% from the prior quarter, primarily due to higher performance-based and other employee-related compensation.

Income taxes

Income taxes were down $17 million from the same quarter last year, due to lower income and the impact of changes in the proportion of income subject to varying rates of tax in different jurisdictions.

Income taxes were up $28 million from the prior quarter, primarily due to higher income.

12	CIBC FIRST QUARTER 2016

Canadian federal budget

The 2015 Canadian federal budget, released on April 21, 2015, contained new rules for “synthetic equity arrangements” which would eliminate the tax deductibility of Canadian inter-corporate dividends for Canadian corporations in certain circumstances. A revised draft of the rules was released on July 31, 2015. The proposed rules, if enacted, would be effective as of November 1, 2015, with a set of transition rules that would apply between November 1, 2015 and April 30, 2017. CIBC continues to evaluate the impact on Capital Markets.

Structured credit run-off business

The results of the structured credit run-off business are included in the Capital Markets SBU.

Results

$ millions, for the three months ended	2016 Jan. 31	2015 Oct. 31	2015 Jan. 31
Net interest expense	$(5)	$(2)	$(3)
Non-interest income (loss)	2	3	(8)
Total revenue	(3)	1	(11)
Non-interest expenses	2	4	1
Loss before income taxes	(5)	(3)	(12)
Income taxes	(1)	(1)	(3)
Net loss	$(4)	$(2)	$(9)

Net loss for the quarter was $4 million (US$3 million), compared with $9 million (US$8 million) for the same quarter last year and $2 million (US$1 million) for the prior quarter.

Position summary

The following table summarizes our positions within the structured credit run-off business:

US$ millions, as at January 31, 2016		Investments and loans (1)			Written credit derivatives, liquidity and credit facilities		Credit protection purchased from
							Financial guarantors		Other counterparties
	Notional	Fair value of trading, AFS and FVO securities	Fair value of securities classified as loans	Carrying value of securities classified as loans	Notional	Fair value of written credit derivatives	Notional	Fair value net of CVA	Notional	Fair value net of CVA
USRMM – CDO	$–	$–	$–	$–	$150	$114	$–	$–	$150	$114
CLO	449	–	429	429	339	3	714	5	–	–
Corporate debt	–	–	–	–	3,171	–	–	–	3,171	1
Other	435	289	17	16	254	20	4	–	–	–
Unmatched	–	–	–	–	–	–	–	–	357	–
	$884	$289	$446	$445	$3,914	$137	$718	$5	$3,678	$115
October 31, 2015	$1,057	$305	$597	$596	$4,259	$148	$947	$9	$3,947	$119
(1)	Excluded from the table above are equity AFS securities that we obtained in consideration for commutation of our U.S. residential mortgage market (USRMM) contracts with financial guarantors with a carrying value of US$22 million (October 31, 2015: US$22 million).

USRMM – collateralized debt obligation (CDO)

Our net USRMM position consists of a written credit derivative, amounted to US$150 million. This position was hedged through protection purchased from a large U.S.-based diversified multinational insurance and financial services company with which we have market-standard collateral arrangements.

Collateralized loan obligation (CLO)

CLO positions consist of first priority tranches of CLOs backed by diversified pools of primarily U.S. (75%) and European-based (22%) senior secured leveraged loans. As at January 31, 2016, 100% of the total notional amount of the CLO tranches was rated Aaa by Moody’s Investors Service, Inc. (Moody’s). As at January 31, 2016, approximately 25% of the underlying collateral was rated equivalent to BB- or higher, 58% was rated between the equivalent of B+ and B-, 8% was rated equivalent to CCC+ or lower, with the remainder unrated. The CLO positions have a weighted-average life of 1.6 years and average subordination of 56%.

Corporate debt

Corporate debt exposure consists of a large matched super senior derivative, where CIBC has purchased and sold credit protection on the same reference portfolio. The reference portfolio consists of highly diversified, predominantly investment grade corporate credit. Claims on these contracts do not occur until cumulative credit default losses from the reference portfolio exceed 30% during the remaining 11-month term of the contract.

Other

Our significant positions in the Investments and loans section within Other, as at January 31, 2016, include:

•	Variable rate Class A-1/A-2 notes classified as trading securities with a notional value of US$207 million and a fair value of US$201 million, tracking notes classified as AFS with a notional value of US$4 million and a fair value of US$2 million, and loans with a notional value of US$52 million and fair value and carrying value of nil. These notes were originally received in exchange for our non-bank sponsored asset-backed commercial paper (ABCP) in January 2009, upon the ratification of the Montreal Accord restructuring;
•	US$105 million notional value of CDOs consisting of trust preferred securities (TruPs) collateral, which are Tier I Innovative Capital Instruments issued by U.S. regional banks and insurers. These securities are classified as fair value option (FVO) securities and had a fair value of US$82 million; and
•	US$17 million notional value of an asset-backed security (ABS) classified as a loan, with a fair value of US$17 million and carrying value of US$16 million.

CIBC FIRST QUARTER 2016	13

Our significant positions in the written credit derivatives, liquidity and credit facilities section within Other, as at January 31, 2016, include:

•	US$192 million notional value of written credit derivatives with a fair value of US$20 million, on inflation-linked notes, and CDO tranches with collateral consisting of non-U.S. residential mortgage-backed securities and TruPs; and
•	US$41 million of undrawn Margin Funding Facility related to the Montreal Accord restructuring.

Unmatched

The underlying in our unmatched position is a reference portfolio of corporate debt.

Credit protection purchased from financial guarantors and other counterparties

The following table presents the notional amounts and fair values of credit protection purchased from financial guarantors and other counterparties by counterparty credit quality, based on external credit ratings (Standard & Poor’s Ratings Services (S&P) and/or Moody’s), and the underlying referenced assets.

	Notional amounts of referenced assets						Credit protection purchased from financial guarantors and other counterparties
US$ millions, as at January 31, 2016	CLO	Corporate debt	CDO – USRMM	Other	Unmatched	Total notional	Fair value before CVA	CVA	Fair value net of CVA
Financial guarantors (1)
Investment grade	$424	$–	$–	$4	$–	$428	$5	$(1)	$4
Unrated	290	–	–	–	–	290	2	(1)	1
	714	–	–	4	–	718	7	(2)	5
Other counterparties (1)
Investment grade	–	–	150	–	–	150	114	–	114
Unrated	–	3,171	–	–	357	3,528	1	–	1
	–	3,171	150	–	357	3,678	115	–	115
	$714	$3,171	$150	$4	$357	$4,396	$122	$(2)	$120
October 31, 2015	$937	$3,397	$168	$10	$382	$4,894	$130	$(2)	$128
(1)	In cases where more than one credit rating agency provides ratings and those ratings differ, we use the lowest rating.

The unrated other counterparty is a Canadian conduit. The conduit is in compliance with collateral posting arrangements and has posted collateral exceeding current market exposure. The fair value of the collateral as at January 31, 2016 was US$215 million relative to US$1 million of net exposure.

14	CIBC FIRST QUARTER 2016

Corporate and Other

Corporate and Other includes the following functional groups – Technology and Operations, Finance (including Treasury), Administration, Risk Management, and Internal Audit, as well as other support groups. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes our international banking operations comprising mainly CIBC FirstCaribbean, strategic investments in the CIBC Mellon joint ventures, and other income statement and balance sheet items not directly attributable to the business lines. CIBC’s investment in The Bank of N.T. Butterfield & Son Limited was included in Corporate and Other results until it was sold on April 30, 2015.

Results(1)

$ millions, for the three months ended	2016 Jan. 31	2015 Oct. 31 (2)	2015 Jan. 31 (2)
Revenue
International banking	$195	$180	$161
Other	(82)	(51)	(105)
Total revenue (3)	113	129	56
Provision for credit losses	74	13	10
Non-interest expenses	284	510	364
Loss before income taxes	(245)	(394)	(318)
Income taxes (3)	(180)	(197)	(198)
Net loss	$(65)	$(197)	$(120)
Net income (loss) attributable to:
Non-controlling interests	$5	$2	$3
Equity shareholders	(70)	(199)	(123)
Full-time equivalent employees	16,720	16,977	16,689
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Certain information has been reclassified to conform to the presentation adopted in the current period. See “External reporting changes” for additional details.
(3)	TEB adjusted. See footnote 3 in the “Capital Markets” section for additional details.

Financial overview

Net loss for the quarter was $65 million, compared with a net loss of $120 million in the same quarter last year, primarily due to lower non-interest expenses and higher revenue, partially offset by a higher provision for credit losses.

Net loss was down $132 million from the prior quarter, primarily due to lower non-interest expenses, partially offset by a higher provision for credit losses, and lower revenue.

Revenue

Revenue was up $57 million or 102% from the same quarter last year.

International banking revenue was up $34 million, primarily due to favourable foreign exchange rates.

Other revenue was up $23 million, primarily due to a lower TEB adjustment.

Revenue was down $16 million or 12% from the prior quarter.

International banking revenue was up $15 million, primarily due to favourable foreign exchange rates.

Other revenue was down $31 million, primarily due to a higher TEB adjustment.

Provision for credit losses

Provision for credit losses was up $64 million from the same quarter last year, primarily due to an increase in the collective allowance, shown as an item of note, primarily relating to deterioration in the commodities sector and the current economic conditions. This was partially offset by lower losses in CIBC FirstCaribbean.

Provision for credit losses was up $61 million from the prior quarter, due to the increase in the collective allowance noted above.

Non-interest expenses

Non-interest expenses were down $80 million or 22% from the same quarter last year, which included restructuring charges primarily relating to employee severance, shown as an item of note.

Non-interest expenses were down $226 million or 44% from the prior quarter, which included restructuring charges primarily relating to employee severance, shown as an item of note.

Income taxes

Income tax benefit was down $18 million from the same quarter last year and down $17 million from the prior quarter, primarily due to a lower loss. The current quarter included a $15 million income tax recovery arising from a change in our expected utilization of certain tax loss carryforwards, primarily due to the previously announced sale of our minority position in ACI.

CIBC FIRST QUARTER 2016	15

Financial condition

Review of condensed consolidated balance sheet

$ millions, as at	2016 Jan. 31	2015 Oct. 31
Assets
Cash and deposits with banks	$12,629	$18,637
Securities	78,503	74,982
Securities borrowed or purchased under resale agreements	34,811	33,334
Loans and acceptances, net of allowance	301,301	290,981
Derivative instruments	31,939	26,342
Other assets	19,849	19,033
	$479,032	$463,309
Liabilities and equity
Deposits	$377,234	$366,657
Obligations related to securities lent or sold short or under repurchase agreements	18,474	20,149
Derivative instruments	35,702	29,057
Other liabilities	22,272	22,019
Subordinated indebtedness	3,385	3,874
Equity	21,965	21,553
	$479,032	$463,309

Assets

As at January 31, 2016, total assets were up $15.7 billion or 3% from October 31, 2015, of which approximately $8 billion was the result of appreciation of the U.S. dollar.

Cash and deposits with banks decreased by $6.0 billion or 32%, mainly due to lower short-term placements in Treasury.

Securities increased by $3.5 billion or 5%, primarily due to an increase in AFS securities, partially offset by a decrease in trading securities. AFS securities increased due to higher Canadian government and U.S. agency securities. Trading securities decreased due to lower Canadian government securities and corporate equity.

Securities borrowed or purchased under resale agreements increased by $1.5 billion or 4%, primarily due to normal business activity.

Net loans and acceptances increased by $10.3 billion or 4%. Business and government loans and acceptances were up by $6.7 billion, largely due to the impact of foreign exchange and an increase in our domestic lending portfolio. Residential mortgages were up by $3.7 billion, primarily due to growth in CIBC brand mortgages, partially offset by attrition in the exited FirstLine mortgage broker business.

Derivative instruments increased by $5.6 billion or 21%, largely driven by an increase in foreign exchange and interest rate derivative valuations.

Other assets increased by $816 million or 4%, primarily due to an increase in collateral pledged for derivatives, partially offset by a decrease in defined benefit pension assets.

Liabilities

As at January 31, 2016, total liabilities were up $15.3 billion or 3% from October 31, 2015, of which approximately $8 billion was the result of appreciation of the U.S. dollar.

Deposits increased by $10.6 billion or 3%, primarily due to domestic retail volume growth, the impact of foreign exchange and higher wholesale funding. Further details on the composition of deposits are provided in Note 7 to the interim consolidated financial statements.

Obligations related to securities lent or sold short or under repurchase agreements decreased by $1.7 billion or 8%, primarily due to client-driven activities.

Derivative instruments increased by $6.6 billion or 23%, largely driven by an increase in foreign exchange and interest rate derivative valuations.

Other liabilities increased by $253 million or 1%, mainly due to an increase in acceptances and collateral received for derivatives, partially offset by a decrease in accrued liabilities.

Subordinated indebtedness decreased by $489 million or 13%, primarily due to a redemption, partially offset by an issuance during the period. See the “Significant capital management activity” section for further details.

Equity

As at January 31, 2016, equity increased $412 million or 2% from October 31, 2015, primarily due to a net increase in retained earnings.

16	CIBC FIRST QUARTER 2016

Capital resources

We actively manage our capital to maintain a strong and efficient capital base, to maximize risk-adjusted returns to shareholders, and to meet regulatory requirements. For additional details on capital resources, see pages 30 to 39 of the 2015 Annual Report.

Regulatory capital requirements under Basel III

Our regulatory capital requirements are determined in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions (OSFI), which are based upon the risk-based capital standards developed by the Basel Committee on Banking Supervision (BCBS).

Regulatory capital consists of CET1, Tier 1 and Tier 2 capital. OSFI requires all institutions to achieve target capital ratios that meet or exceed the 2019 all-in minimum ratios plus a conservation buffer. “All-in” is defined by OSFI as capital calculated to include all of the regulatory adjustments that will be required by 2019, but retaining the phase-out rules for non-qualifying capital instruments. Certain deductions from CET1 capital are phased in at 20% per year from 2014 for the determination of capital under the transitional rules. Amounts not yet deducted from capital under OSFI’s transitional rules are risk weighted, creating a difference between RWAs on a transitional and all-in basis.

Additionally, CIBC, along with the Bank of Montreal, the Bank of Nova Scotia, the National Bank of Canada, the Royal Bank of Canada, and the Toronto-Dominion Bank, have been designated by OSFI as domestic systemically important banks (D-SIBs) in Canada, and they are subject to a 1% CET1 surcharge commencing January 1, 2016. This results in current minimum targets for CET1, Tier 1 and Total capital ratios of 8%, 9.5%, and 11.5%, respectively. These targets may be higher for certain institutions at OSFI’s discretion.

Capital adequacy requirements are applied on a consolidated basis. The consolidation basis applied to our financial statements is described in Note 1 of the 2015 annual consolidated financial statements, except for our insurance subsidiaries (CIBC Reinsurance Company Limited and CIBC Life Insurance Company Limited), which are excluded from the regulatory scope of consolidation. CIBC Life Insurance Company Limited is subject to OSFI’s Minimum Continuing Capital Surplus Requirements for life insurance companies.

A comparison of the BCBS transitional capital ratio requirements and the OSFI all-in target capital ratio requirements is as follows:

Transitional basis (BCBS)	All-in basis (OSFI)

The tiers of regulatory capital indicate increasing quality/permanence and the ability to absorb losses. The major components of our regulatory capital are summarized as follows:

(1)	Excluding AOCI relating to cash flow hedges and changes to FVO liabilities attributable to changes in own credit risk.

CIBC FIRST QUARTER 2016	17

Regulatory capital

$ millions, as at	2016 Jan. 31	2015 Oct. 31
Transitional basis
CET1 capital	$18,886	$19,147
Tier 1 capital	20,577	20,671
Total capital	23,964	24,538
RWA	168,688	163,867
CET1 ratio	11.2%	11.7%
Tier 1 capital ratio	12.2%	12.6%
Total capital ratio	14.2%	15.0%
All-in basis
CET1 capital	$17,197	$16,829
Tier 1 capital	19,716	19,520
Total capital	23,153	23,434
CET1 capital RWA	162,583	156,107
Tier 1 capital RWA	162,899	156,401
Total capital RWA	163,169	156,652
CET1 ratio	10.6%	10.8%
Tier 1 capital ratio	12.1%	12.5%
Total capital ratio	14.2%	15.0%

CET1 ratio (All-in basis)

The CET1 ratio at January 31, 2016 decreased 0.2% from October 31, 2015. Although CET1 capital increased, the increase was not sufficient to counteract the impact of an increase in RWAs. The increase in CET1 capital was the result of internal capital generation (net income less dividends and share repurchases), partially offset by a slight increase in regulatory capital deductions. CET1 capital RWAs at January 31, 2016 increased $6.5 billion from October 31, 2015, primarily due to increased exposures, foreign exchange movements and downgrades, partially offset by capital model updates.

Basel III leverage ratio

The Basel III capital reforms included a non-risk-based capital metric, the leverage ratio, to supplement risk-based capital requirements.

The leverage ratio is defined as the Capital Measure (Tier 1 capital) divided by the Exposure Measure. The Exposure Measure is defined under the rules as the sum of:

(i)	On-balance sheet assets less Tier 1 capital regulatory adjustments;
(ii)	Derivative exposures;
(iii)	Securities financing transaction exposures; and
(iv)	Other off-balance sheet exposures (such as commitments, direct credit substitutes, letters of credit, and securitization exposures).

OSFI expects federally regulated deposit-taking institutions to have leverage ratios that meet or exceed 3%.

The BCBS will continue to test whether a minimum requirement of 3% for the leverage ratio is appropriate. The final calibration and any adjustments to the rule will be made by 2017, for implementation on January 1, 2018. Information on CIBC’s leverage ratio as at January 31, 2016 is included in the table below.

$ millions, as at		2016 Jan. 31	2015 Oct. 31
Transitional basis
Tier 1 capital	A	$20,577	$20,671
Leverage ratio exposure	B	516,639	503,504
Leverage ratio	A/B	4.0%	4.1%
All-in basis
Tier 1 capital	C	$19,716	$19,520
Leverage ratio exposure	D	516,037	502,552
Leverage ratio	C/D	3.8%	3.9%

Leverage ratio (All-in basis)

The leverage ratio decreased from October 31, 2015 due to an increase in leverage exposures, mainly driven by an increase in on-balance sheet exposures. This was somewhat offset by an increase in Tier 1 capital due to internal capital generation, partially offset by a slight increase in regulatory capital deductions, and phase-out of non-qualifying additional Tier 1 capital.

Continuous enhancement to risk-based capital requirements

The BCBS has published a number of proposals for changes to the existing risk-based capital requirements (see page 35 of the 2015 Annual Report), and continues to do so with the objective of clarifying and increasing the capital requirements for certain business activities.

In January 2016, the BCBS published final standards for its market risk framework, which aim to ensure that the standardized and internal model approaches to market risk deliver credible capital outcomes and promote consistent implementation across jurisdictions. The BCBS will require banks to report under the new standards by the end of 2019. OSFI has not yet established a timeline for Canadian banks.

A consultative paper “Revisions to the Standardised Approach for credit risk” was released in December 2015, with the purpose of reducing reliance on external credit ratings, increasing risk sensitivity, reducing national discretion, strengthening the link between the standardized approach and the internal ratings-based approach, and enhancing comparability across banks.

In December 2015, OSFI published a letter advising that it plans to update capital requirements for residential mortgage loans in response to evolving risks, such as risks associated with elevated house prices in certain markets, and increasing levels of household debt. Proposed changes will include:

•	A risk sensitive floor for loss given default (LGD) that will be tied to increases in local property prices and/or to house prices that are high relative to borrower income. This will apply to banks using internal models to determine RWAs; and
•	Additional criteria for recognizing the capital benefits of mortgage insurance.

18	CIBC FIRST QUARTER 2016

The proposal is expected to be implemented in 2017 following consultation with the industry and then the public. Only new mortgage originations will be subject to the new rules on a go-forward basis.

CIBC will continue to monitor and prepare for developments in these areas.

Revised Pillar 3 disclosure requirements

In January 2015, the BCBS issued the final standard for “Revised Pillar 3 disclosure requirements”. The document sets out the first phase of a two-phase project by the BCBS to replace existing Pillar 3 disclosure requirements for credit (including counterparty credit), market, operational, interest rate and securitization risks. Pillar 3 aims to promote market discipline through regulatory disclosure requirements, in order to improve comparability and consistency of disclosures and increase transparency and confidence about a bank’s exposure to risk and the overall adequacy of its regulatory capital.

In January 2016, OSFI issued a draft guideline confirming its expectations for domestic implementation of the BCBS Pillar 3 requirements. The draft guideline requires implementation beginning in the fourth quarter of 2017.

Taxpayer Protection and Bank Recapitalization Regime

The Department of Finance published a consultation paper on August 1, 2014 on the Taxpayer Protection and Bank Recapitalization (bail-in) regime. The overarching policy objective is to preserve financial stability while protecting taxpayers in the event of a large bank (D-SIB) failure. The bail-in regime is designed to enable the expedient conversion, in whole or in part, of certain bank liabilities (bail-in debt) into common equity, thus ensuring that the D-SIB emerges from conversion as adequately capitalized. Bail-in debt includes long-term senior unsecured debt that is tradable and transferable, and has an original term to maturity of over 400 days. Consumer deposits are excluded. The rules would not be applied retroactively to liabilities outstanding as of the implementation date.

Further details of the consultation paper are available on page 36 of the 2015 Annual Report.

Significant capital management activity

Normal course issuer bid

On September 16, 2015, we announced that the Toronto Stock Exchange had accepted the notice of CIBC’s intention to commence a normal course issuer bid (NCIB). Purchases under this bid will terminate upon the earlier of: (i) CIBC purchasing up to a maximum of 8 million common shares, (ii) CIBC providing a notice of termination, or (iii) September 17, 2016.

On January 5, 2016, we announced that the Ontario Securities Commission had issued an issuer bid exemption order (the Order) permitting CIBC to make private agreement purchases of up to 2,666,667 of CIBC’s common shares from an arm’s length third-party seller. The Toronto Stock Exchange also accepted an amended NCIB notice permitting CIBC to make purchases of common shares by way of private agreement under the Order. Any such purchases will be at a discount to the prevailing market price and must occur prior to March 29, 2016.

During the quarter ended January 31, 2016, we purchased and cancelled an additional 2,343,500 common shares under this bid at an average price of $87.35 for a total amount of $205 million, including 1,400,000 common shares under a private agreement at an average price of $86.94 for a total amount of $122 million.

Since the inception of this bid, we purchased and cancelled 2,459,400 common shares at an average price of $87.79 for a total amount of $216 million.

Dividends

On February 24, 2016, the Board approved an increase in our quarterly common share dividend from $1.15 per share to $1.18 per share for the quarter ending April 30, 2016.

Subordinated debt

On January 26, 2016, we issued $1.0 billion principal amount of 3.42% Debentures (subordinated indebtedness). The Debentures bear interest at a fixed rate of 3.42% per annum (paid semi-annually) until January 26, 2021, and at the three-month bankers’ acceptance rate plus 2.57% thereafter (paid quarterly) until maturity on January 26, 2026. The Debentures include an NVCC provision, necessary for the Debentures to qualify as Tier 2 regulatory capital under Basel III. As such, the Debentures are automatically converted into common shares upon the occurrence of the Trigger Event.

On November 2, 2015, we redeemed all $1.5 billion of our 3.15% Debentures due November 2, 2020. In accordance with their terms, the Debentures were redeemed at 100% of their principal amount, plus accrued and unpaid interest thereon.

Convertible instruments

The table below provides a summary of our NVCC capital instruments outstanding:

	Shares outstanding		Minimum conversion price per common share	Maximum number of common shares issuable on conversion
$ millions, except number of shares and per share amounts, as at January 31, 2016	Number of shares	Par value
Preferred Shares (1)(2)
Series 39 (NVCC)	16,000,000	$400	$5.00	80,000,000
Series 41 (NVCC)	12,000,000	300	5.00	60,000,000
Series 43 (NVCC)	12,000,000	300	5.00	60,000,000
Subordinated Debt (2)(3)
3.00% Debentures due October 28, 2024 (NVCC)	n/a	1,000	5.00	300,000,000
3.42% Debentures due January 26, 2026 (NVCC)	n/a	1,000	5.00	300,000,000
Total		$3,000		800,000,000
(1)	Upon the occurrence of a Trigger Event, each share is convertible into a number of common shares, determined by dividing the par value of $25.00 plus declared and unpaid dividends by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price per share (subject to adjustment in certain events as defined in the relevant prospectus supplement). Preferred shareholders do not have the right to convert their shares into common shares.
(2)	The maximum number of common shares issuable on conversion excludes the impact of declared but unpaid dividends and accrued interest.
(3)	Upon the occurrence of a Trigger Event, the Debentures are convertible into a number of common shares, determined by dividing 150% of the par value plus accrued and unpaid interest by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price per common share (subject to adjustment in certain events as defined in the relevant prospectus supplement).
n/a	Not applicable.

The occurrence of a “Trigger Event”, as described in the capital adequacy guidelines, would result in conversion of all of the outstanding NVCC instruments described above, which would represent a dilution impact of 67% based on the number of CIBC common shares outstanding as at January 31, 2016.

CIBC FIRST QUARTER 2016	19

Global systemically important banks – public disclosure requirements

The BCBS paper “Global systemically important banks: updated assessment methodology and the higher loss absorbency requirement” dated July 3, 2013 describes the annual assessment methodology and the 12 indicators used to identify global systemically important banks (G-SIBs). The document also provides annual public disclosure requirements applicable to large globally-active banks.

In March 2014, OSFI published an Advisory on the implementation of the G-SIB public disclosure requirements in Canada. Federally-regulated banks which have not been identified as G-SIBs, and have Basel III leverage ratio exposure measures greater than the equivalent of €200 billion at year-end, are required to publicly disclose at a minimum the 12 indicators (in Canadian equivalent values) annually. The indicators are calculated based on specific instructions issued by the BCBS. As a result, values may not be directly comparable against other measures disclosed in this report. The following table provides the 12 indicators used in the BCBS’s assessment methodology to identify G-SIBs:

$ thousands, as at October 31			2015	2014
Section		Indicators
A. Cross-jurisdictional activity	1.	Cross-jurisdictional claims	$113,195,592	$61,043,526
	2.	Cross-jurisdictional liabilities	99,397,426	84,270,234
B. Size	3.	Total exposures as defined for use in the Basel III leverage ratio (1)	$506,096,189	$453,143,820
C. Interconnectedness	4.	Intra-financial system assets	$31,775,516	$26,095,418
	5.	Intra-financial system liabilities	23,079,177	17,683,729
	6.	Securities outstanding	136,382,189	123,650,540
D. Substitutability/financial institution infrastructure	7.	Payments activity	$9,963,589,692	$8,159,470,634
	8.	Assets under custody	1,475,958,000	1,358,430,000
	9.	Underwritten transactions in debt and equity market	35,466,538	36,526,470
E. Complexity	10.	Notional amount of over-the-counter (OTC) derivatives	$2,022,190,779	$1,765,057,951
	11.	Trading and AFS securities	37,930,540	36,909,402
	12.	Level 3 assets	2,954,353	2,321,630
(1)	The calculation of this measure as defined by Basel for the purposes of 2015 G-SIB indicator disclosures excludes regulatory adjustments.

Changes in G-SIB measures

Changes in measures compared with 2014 primarily reflect movement in foreign exchange rates, as well as normal changes in business activity.

A. Cross-jurisdictional activity

The objective of this section is to measure a bank’s global footprint – i.e., the importance of a bank’s activities outside its home jurisdiction. The concept underlying this section is that the international impact of a bank’s distress or failure would vary in line with its share of cross-jurisdictional assets and liabilities.

B. Size

Size is a key measure of a bank’s systemic importance as a bank’s distress or failure is more likely to damage the global economy or financial markets if its activities comprise a large share of global activity.

C. Interconnectedness

Financial distress at one institution can materially increase the likelihood of distress at other institutions given the network of contractual obligations in which these firms operate. A bank’s systemic impact is likely to be positively related to its interconnectedness vis-à-vis other financial institutions.

D. Substitutability/financial institution infrastructure

The objective of this section is to measure the extent to which a bank provides financial institution infrastructure. The concept underlying this section is that the greater a bank’s role in a particular business line, or as a service provider in underlying market infrastructure (e.g., payment systems), the larger the disruption will likely be in the event of its failure, in terms of both service gaps (including the cost to a failed bank’s clients of having to seek the same service from another bank) and reduced flow of market and infrastructure liquidity.

E. Complexity

The systemic impact of a bank’s distress or failure is expected to be positively related to its overall complexity – i.e., its business, structural and operational complexity. The more complex a bank is, the greater are the costs and time needed to resolve the bank.

20	CIBC FIRST QUARTER 2016

Off-balance sheet arrangements

We enter into off-balance sheet arrangements in the normal course of our business. We consolidate all of our sponsored trusts that securitize our own assets with the exception of a commercial mortgage securitization trust.

We manage and administer a single-seller conduit and several CIBC-sponsored multi-seller conduits in Canada.

We earn fees for providing services related to the non-consolidated single-seller and multi-seller conduits, such as backstop liquidity facilities, distribution, transaction structuring, and conduit administration. These fees totalled $10 million in the first quarter of 2016 ($7 million for the prior quarter and $6 million for the same quarter last year). All fees earned in respect of activities with the conduits are on a market basis.

As at January 31, 2016, the underlying collateral for various asset types in our multi-seller conduits amounted to $4.4 billion (October 31, 2015: $4.0 billion). The estimated weighted-average life of these assets was 1.2 years (October 31, 2015: 1.2 years). Our holdings of commercial paper issued by our non-consolidated sponsored multi-seller conduits that offer commercial paper to external investors were $22 million (October 31, 2015: $59 million). Our committed backstop liquidity facilities to these conduits were $5.6 billion (October 31, 2015: $4.9 billion). We also provided credit facilities of $40 million (October 31, 2015: $40 million) to these conduits.

We participate in a syndicated facility for a three-year commitment of $575 million to the single-seller conduit that provides funding to franchisees of a major Canadian retailer. Our portion of the commitment is $105 million (October 31, 2015: $105 million). As at January 31, 2016, we funded $101 million (October 31, 2015: $94 million) through the issuance of bankers’ acceptances and prime loans.

$ millions, as at				2016 Jan. 31				2015 Oct. 31
	Investment and loans (1)	Liquidity, credit facilities and commitments		Written credit derivatives (2)	Investment and loans (1)	Liquidity, credit facilities and commitments		Written credit derivatives (2)
Single-seller and multi-seller conduits	$123	$4,463	(3)	$–	$153	$3,972	(3)	$–
Third-party structured vehicles – continuing	4,861	2,118		–	3,490	985		–
Pass-through investment structures	465	–		–	605	–		–
Commercial mortgage securitization trust	13	–		–	13	–		–
CIBC Capital Trust	12	75		–	7	75		–
CIBC-structured CDO vehicles	10	29		21	9	27		23
Third-party structured vehicles – run-off	1,299	57		744	1,449	57		827
(1)	Excludes securities issued by, retained interest in, and derivatives with entities established by Canada Mortgage and Housing Corporation (CMHC), Federal National Mortgage Association, Federal Home Loan Mortgage Corporation, Government National Mortgage Association, Federal Home Loan Banks, Federal Farm Credit Bank, and Student Loan Marketing Association. $0.8 billion (October 31, 2015: $1.0 billion) of the exposures related to CIBC-structured vehicles and third-party structured vehicles – run-off were hedged.
(2)	Disclosed amounts reflect the outstanding notional of written credit derivatives. The negative fair value recorded on the interim consolidated balance sheet was $219 million (October 31, 2015: $214 million). Notional of $0.7 billion (October 31, 2015: $0.8 billion) was hedged with credit derivatives protection from third parties. The fair value of these hedges net of CVA was $163 million (October 31, 2015: $159 million). An additional notional of $55 million (October 31, 2015: $52 million) was hedged through a limited recourse note. Accumulated fair value losses were $1 million (October 31, 2015: $1 million) on unhedged written credit derivatives.
(3)	Excludes an additional $1.2 billion (October 31, 2015: $0.9 billion) relating to our backstop liquidity facilities provided to the multi-seller conduits as part of their commitment to fund purchases of additional assets and $22 million (October 31, 2015: $59 million) relating to our direct investments in the multi-seller conduits which we consider investment exposure.

Additional details of our structured entities (SEs) are provided in Note 6 to the interim consolidated financial statements. Details of our other off-balance sheet arrangements are provided on pages 39 and 40 of the 2015 Annual Report.

CIBC FIRST QUARTER 2016	21

Management of risk

Our approach to management of risk has not changed significantly from that described on pages 41 to 75 of the 2015 Annual Report. Certain disclosures in this section have been shaded as they are required under IFRS 7 “Financial Instruments – Disclosures” and form an integral part of the interim consolidated financial statements.

Risk overview

CIBC faces a wide variety of risks across all of its areas of business. Identifying and understanding risks and their impacts allows CIBC to frame its risk appetite and risk management practices. Defining acceptable levels of risk, and establishing sound principles, policies and practices for managing risks, is fundamental to achieving consistent and sustainable long-term performance, while remaining within our risk appetite.

Our risk appetite defines tolerance levels for various risks. This is the foundation for our risk management culture and our risk management framework.

Our risk management framework includes:

•	Board-approved risk appetite statements at the CIBC and SBU level;
•	Risk policies, procedures and limits to align activities with our risk appetite;
•	Regular risk reports to identify and communicate risk levels;
•	An independent control framework to identify and test compliance with key controls;
•	Stress testing to consider potential impacts of changes in the business environment on capital, liquidity and earnings;
•	Proactive consideration of risk mitigation options in order to optimize results; and
•	Oversight through our risk-focused committees and governance structure.

Managing risk is a shared responsibility at CIBC. Business units and risk management professionals work in collaboration to ensure that business strategies and activities are consistent with our risk appetite. CIBC’s approach to enterprise-wide risk management aligns with the three lines of defence model:

(i)	CIBC’s lines of business and functional and support groups are responsible for all risks associated with their activities – this is the first line of defence;
(ii)	As the second line of defence, CIBC’s Risk Management, Compliance and other oversight functions are responsible for independent oversight of the enterprise-wide risks inherent in CIBC’s business activities; and
(iii)	As the third line of defence, CIBC’s internal audit function provides an independent assessment of the design and operating effectiveness of risk management controls, processes and systems.

We continuously monitor our risk profile against our defined risk appetite and related limits, taking actions as needed to maintain an appropriate balance of risk and return. Monitoring our risk profile includes forward-looking analysis of sensitivity to local and global market factors, economic conditions, and political and regulatory environments that influence our overall risk profile.

Regular and transparent risk reporting and discussion at senior management committees facilitate communication of risks and discussion of risk management strategies across the organization.

Top and emerging risks

We monitor and review top and emerging risks that may affect our future results, and take action to mitigate potential risks if required. We perform in-depth analyses, which can include stress testing our exposures relative to the risks, and provide updates and related developments to the Board on a regular basis. This section describes the main top and emerging risks that we consider with potential negative implications, as well as regulatory and accounting developments that are material for CIBC.

Technology, information and cyber security risk

Financial institutions like CIBC are evolving their business processes to leverage innovative technologies and the internet to improve client experience and streamline operations. At the same time, cyber threats and the associated financial, reputation and business interruption risks have also increased.

These risks continue to be actively managed by us through strategic risk reviews, enterprise-wide technology and information security programs, with the goal of maintaining overall cyber resilience that prevents, detects and responds to threats such as data breaches, unauthorized access and denial-of-service attacks.

Given the importance of electronic financial systems, including secure online and mobile banking provided by CIBC to its clients, CIBC continues to develop controls and processes to protect our systems and client information from damage and unauthorized disclosure. CIBC monitors the changing environment globally, including cyber threats and mitigation strategies. In addition, we benchmark against best practices and provide regular updates to the Board.

Despite our commitment to information and cyber security, CIBC and its related third parties may not be able to fully mitigate all risks associated with the increased complexity and high rate of change in the threat landscape. However, CIBC continuously monitors its risk posture for changes and continues to refine security protection approaches to minimize the impact of any incidents that may occur.

Disintermediation risk

Canadian banking clients are increasingly shifting their service transactions from branches to digital platforms. As such, competitive pressure from digital disruptors, both global technology leaders and smaller financial technology entrants, is increasing and the risk of disintermediation is growing due to the level of sophistication of these non-traditional competitors.

CIBC manages disintermediation risk through strategic risk reviews as well as investment in emerging channels, in data and analytics capabilities, and in technology and innovation in general, to meet our clients’ changing expectations, while working to reduce our cost structure and simplify operations.

Commodity prices

Commodity prices remain at low levels as growth in global demand continues to be subdued and excess supply persists. Lower commodity prices have placed pressure on corporate margins, which, in turn, have resulted in reduced Canadian tax revenues. There is growing concern that commodity prices will remain at these low levels for a longer period of time, resulting in additional stress for vulnerable companies in the sector.

So far, our overall commodity exposure continues to perform within our risk appetite. However, we have experienced some losses in our oil and gas portfolio as prices have remained weak, and if the trend continues, we could experience an acceleration of losses in future quarters. Clients in our oil and gas

22	CIBC FIRST QUARTER 2016

portfolio are currently being assessed on the basis of our enhanced risk metrics, and our portfolio is being monitored in a prudent manner. We continue to run our enterprise statistical stress tests at lower oil prices to determine potential direct losses, and have also conducted stress tests to assess the secondary impacts of lower oil prices on our retail portfolio for the affected regions, where we could see higher losses if unemployment continues to trend negatively.

Geo-political risk

The level of geo-political risk escalates at certain points in time. While the specific impact on the global economy would depend on the nature of the event, in general, any major event could result in instability and volatility, leading to widening spreads, declining equity valuations, flight to safe-haven currencies and increased purchases of gold. In the short run, market shocks could hurt the net income of our trading and non-trading market risk positions. Although Canada is unlikely to be directly subject to geo-political risk, the indirect impact of reduced economic growth, as well as potential impacts on commodity prices, could have serious negative implications for general economic and banking activities.

While it is impossible to predict where new geo-political disruption will occur, we do pay particular attention to markets and regions with existing or recent historical instability to assess the impact of these environments on the markets and businesses in which we operate.

Canadian consumer debt and the housing market

As a consequence of historically low interest rates, Canadians have increased debt levels at a pace that has exceeded growth in their income. Most of the increase in household debt levels has been driven by higher levels of mortgage debt, which is tied to the Canadian housing market. While interest rates are expected to remain relatively low in the foreseeable future, concerns remain that an external shock, such as higher unemployment rates, could affect the ability of Canadians to repay their loans, potentially triggering a correction in the housing market, which in turn could result in credit losses to banks.

Currently, we qualify all variable rate mortgage borrowers using the Bank of Canada 5-year fixed benchmark rate, which is typically higher than the variable rate by approximately two percentage points. If there were an interest rate increase, our variable rate borrowers should be able to withstand some increase in the interest rate. We believe the risk of a severe housing crash that generates significant losses for mortgage portfolios is unlikely, but the risk associated with high levels of consumer debt would be a concern should the economy falter and unemployment rates increase. For additional details on our credit risk mitigation strategies and real estate secured lending, see the “Real estate secured personal lending” section in Credit risk.

China economic policy risk

China’s economy continues to be on a slower growth trajectory, with fourth quarter GDP growth coming in at 6.8% according to official statistics, placing the full-year figure at 6.9%, its slowest pace since 1990. Despite challenges in equity markets, China’s economy is expected to stage a partial rebound in the months ahead, as it responds to the monetary stimulus injected last year.

We continue to monitor economic policy both within the country and the region for signs of stress or directional change and have taken a prudent stance in addressing our tolerance for exposure to the country. We currently have little direct exposure to China, but any negative impact from the Chinese economic slowdown may affect clients that export to China or sell into a market where prices have been pushed down by weakness in Chinese demand, and may raise the credit risk associated with our exposure to trading counterparties.

Global credit risks

With the general increase in debt levels, as governments around the world continue to attempt to rejuvenate their economies, there is increasing credit risk globally. More specifically, the possibility of a Eurozone shock remains, as European governments continue to struggle to address economic challenges. Credit is also a concern for emerging markets, where economies have yet to return to pre-crisis levels, and their credit ratings are showing signs of stress. In addition, companies have added leverage, contributing to increasing high-yield credit spreads.

While our exposure to many of these areas of concern is limited, we continue to actively monitor and assess the global business and geo-political environment for adverse developments.

Regulatory developments

See the “Capital resources”, “Liquidity risk” and “Accounting and control matters” sections for additional information on regulatory developments.

Accounting developments

See the “Accounting and control matters” section and Note 1 to the interim consolidated financial statements for additional information on accounting developments.

CIBC FIRST QUARTER 2016	23

Risks arising from business activities

The chart below shows our business activities and related risk measures based upon regulatory RWAs and economic capital as at January 31, 2016:

(1)	Includes counterparty credit risk of $7,997 million, which comprises derivatives and repo-style transactions.
(2)	Includes counterparty credit risk of $497 million, which comprises derivatives and repo-style transactions.
(3)	For additional information, see the “Non-GAAP measures” section.
(4)	Includes investment risk.

24	CIBC FIRST QUARTER 2016

Credit risk

Credit risk is defined as the risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.

Credit risk arises mainly from our Retail and Business Banking and our Capital Markets lending businesses. Other sources of credit risk include our trading activities, including our OTC derivatives, debt securities, and our repo-style transaction activity. In addition to losses on the default of a borrower or counterparty, unrealized gains or losses may occur due to changes in the credit spread of the counterparty, which could impact the carrying or fair value of our assets.

Exposure to credit risk

$ millions, as at	2016 Jan. 31	2015 Oct. 31
Business and government portfolios – advanced internal ratings-based (AIRB) approach
Drawn	$120,400	$114,965
Undrawn commitments	44,020	43,185
Repo-style transactions	72,406	72,657
Other off-balance sheet	70,160	77,600
OTC derivatives	18,575	16,300
Gross exposure at default (EAD) on business and government portfolios	325,561	324,707
Less: repo collateral	62,423	64,407
Net EAD on business and government portfolios	263,138	260,300
Retail portfolios – AIRB approach
Drawn	215,770	212,482
Undrawn commitments	69,042	68,267
Other off-balance sheet	303	340
Gross EAD on retail portfolios	285,115	281,089
Standardized portfolios	14,864	13,770
Securitization exposures	18,868	15,876
Gross EAD	$644,408	$635,442
Net EAD	$581,985	$571,035

Oil and gas exposure

The following table provides a breakdown of our exposure to the oil and gas industry under the AIRB approach. Of these exposures, 74% are investment grade based on our internal risk rating, which incorporates security pledged (equivalent to S&P/Moody’s rating of BBB-/Baa3 and higher).

$ millions, as at January 31, 2016	Drawn	Undrawn commitments	Other off- balance sheet	OTC derivatives	Total
Exploration and production	$4,925	$4,703	$350	$511	$10,489
Midstream	707	2,003	73	368	3,151
Downstream	132	310	25	3	470
Integrated	235	2,061	381	174	2,851
Oil and gas services	473	317	37	4	831
Petroleum distribution	466	294	64	37	861
	$6,938	$9,688	$930	$1,097	$18,653
October 31, 2015	$6,068	$9,473	$784	$951	$17,276

Forbearance policy

We employ forbearance techniques to manage client relationships and to minimize credit losses due to default, foreclosure or repossession. In certain circumstances, it may be necessary to modify a loan for economic or legal reasons related to a borrower’s financial difficulties, and we may grant a concession in the form of below-market rates or terms that would not otherwise be considered, for the purpose of maximizing recovery of our exposure to the loan. In circumstances where the concession is considered below market, the modification is reported as a troubled debt restructuring (TDR). TDRs are subject to our normal quarterly impairment review which considers, amongst other factors, covenants and/or payment delinquencies. An appropriate level of loan loss provision by portfolio segment is then established.

In retail lending, forbearance techniques include interest capitalization, amortization amendments and debt consolidations. We have a set of eligibility criteria which allow our Client Account Management team to determine suitable remediation strategies and propose products based on each borrower’s situation. While these solutions often provide more favourable conditions than those originally provided and are intended to increase the ability of borrowers to service their obligation to CIBC overall, we consider these solutions to be at market and comparable to terms and conditions we would have offered to new clients with comparable credit ratings.

The solutions available to corporate and commercial clients vary based on the individual nature of the client’s situation and are undertaken selectively where it has been determined that the client has or is likely to have repayment difficulties servicing its obligations. Covenants often reveal changes in the client’s financial situation before there is a change in payment behaviour and typically allow for a right to reprice or accelerate payments. Solutions may be temporary in nature or may involve other special management options.

During the current quarter, $58 million ($1 million for the quarter ended January 31, 2015) of loans have undergone TDR.

Real estate secured personal lending

Real estate secured personal lending comprises residential mortgages and personal loans and lines secured by residential property (HELOC). This portfolio is low risk, as we have a first charge on the majority of the properties and a second lien on only a small portion of the portfolio. We use the same lending criteria in the adjudication of both first lien and second lien loans.

CIBC FIRST QUARTER 2016	25

The following table provides details on our residential mortgage and HELOC portfolios:

	Residential mortgages				HELOC (1)		Total
$ billions, as at January 31, 2016	Insured		Uninsured		Uninsured		Insured		Uninsured
Ontario	$48.0	61%	$31.1	39%	$9.8	100%	$48.0	54%	$40.9	46%
British Columbia and territories	18.1	52	16.8	48	3.8	100	18.1	47	20.6	53
Alberta	16.9	69	7.5	31	2.7	100	16.9	62	10.2	38
Quebec	7.7	63	4.5	37	1.5	100	7.7	56	6.0	44
Central prairie provinces	5.2	71	2.1	29	0.9	100	5.2	63	3.0	37
Atlantic provinces	5.9	71	2.4	29	0.8	100	5.9	65	3.2	35
Canadian portfolio (2)(3)	101.8	61	64.4	39	19.5	100	101.8	55	83.9	45
International portfolio (2)	–	–	2.6	100	–	–	–	–	2.6	100
Total portfolio	$101.8	60%	$67.0	40%	$19.5	100%	$101.8	54%	$86.5	46%
October 31, 2015	$103.9	63%	$61.2	37%	$19.5	100%	$103.9	56%	$80.7	44%
(1)	We did not have any insured HELOCs as at January 31, 2016 and October 31, 2015.
(2)	Geographical allocation is based on the address of the property managed.
(3)	80% (October 31, 2015: 82%) of insurance on Canadian residential mortgages is provided by CMHC and the remaining by two private Canadian insurers, both rated at least AA (low) by DBRS Limited.

The average loan-to-value (LTV) ratios(1) for our uninsured Canadian residential mortgages and HELOCs originated during the quarter are provided in the following table. We did not acquire uninsured residential mortgages or HELOCs from a third party for the periods presented in the table below.

	2016 Jan. 31		2015 Oct. 31		2015 Jan. 31
For the three months ended	Residential mortgages	HELOC	Residential mortgages	HELOC	Residential mortgages	HELOC
Ontario	64%	69%	65%	69%	65%	70%
British Columbia and territories	60	64	61	65	62	65
Alberta	68	72	68	72	68	71
Quebec	67	72	66	71	67	73
Central prairie provinces	69	74	69	74	68	73
Atlantic provinces	72	74	72	73	71	73
Canadian portfolio (2)	64%	68%	65%	69%	65%	70%
International portfolio	71%	n/m	72%	n/m	71%	n/m
(1)	LTV ratios for newly originated residential mortgages and HELOCs are calculated based on weighted average.
(2)	Geographical location is based on the address of the property managed.
n/m	Not meaningful.

The following table provides the average LTV ratios on our total Canadian residential mortgage portfolio:

	Insured	Uninsured
January 31, 2016 (1)	60%	59%
October 31, 2015 (1)	60%	59%
(1)	LTV ratios for residential mortgages are calculated based on weighted average. The house price estimates for January 31, 2016 and October 31, 2015 are based on the Forward Sortation Area (FSA) level indices from the Teranet – National Bank National Composite House Price Index (Teranet) as of December 31, 2015 and September 30, 2015, respectively. Teranet is an independent estimate of the rate of change in Canadian home prices.

The tables below summarize the remaining amortization profile of our total Canadian and international residential mortgages. The first table provides the remaining amortization periods based on the minimum contractual payment amounts. The second table provides the remaining amortization periods based upon current customer payment amounts, which incorporate payments larger than the minimum contractual amount and/or higher frequency of payments.

Contractual payment basis

	Less than 5 years	5 - 10 years	10 - 15 years	15 - 20 years	20 - 25 years	25 - 30 years	30 - 35 years	35 years and above
Canadian portfolio
January 31, 2016	– %	1%	3%	7%	27%	57%	5%	– %
October 31, 2015	– %	1%	3%	7%	26%	56%	7%	– %
International portfolio
January 31, 2016	7%	15%	26%	25%	17%	8%	2%	– %
October 31, 2015	7%	16%	26%	25%	16%	8%	2%	– %

Current customer payment basis

	Less than 5 years	5 - 10 years	10 - 15 years	15 - 20 years	20 - 25 years	25 - 30 years	30 - 35 years	35 years and above
Canadian portfolio
January 31, 2016	2%	5%	9%	13%	33%	35%	3%	– %
October 31, 2015	2%	6%	9%	13%	33%	34%	3%	– %
International portfolio
January 31, 2016	7%	15%	26%	24%	17%	8%	2%	1%
October 31, 2015	7%	16%	26%	24%	17%	7%	2%	1%

We have two types of condominium exposures in Canada: mortgages and developer loans. Both are primarily concentrated in the Toronto and Vancouver areas. As at January 31, 2016, our Canadian condominium mortgages were $18.9 billion (October 31, 2015: $18.5 billion) of which 61% (October 31, 2015: 64%) were insured. Our drawn developer loans were $0.8 billion (October 31, 2015: $1.0 billion) or 1.0% of our business and government portfolio, and our related undrawn exposure was $2.0 billion (October 31, 2015: $1.9 billion). The condominium developer exposure is diversified across 81 projects.

26	CIBC FIRST QUARTER 2016

We stress test our mortgage and HELOC portfolio to determine the potential impact of different economic events. Our stress tests can use variables such as unemployment rates, debt service ratios and housing price changes, to model potential outcomes for a given set of circumstances. The stress testing involves variables that could behave differently in certain situations. Our main tests use economic variables in a similar range to historical events when Canada experienced economic downturns. Our results show that in an economic downturn, our strong capital position should be sufficient to absorb mortgage and HELOC losses.

Counterparty credit exposure

We have counterparty credit exposure that arises from our interest rate, foreign exchange, equity, commodity, and credit derivatives trading, hedging, and portfolio management activities, as explained in Note 12 of the 2015 annual consolidated financial statements.

The following table shows the rating profile of OTC derivative mark-to-market (MTM) receivables:

$ billions, as at	2016 Jan. 31		2015 Oct. 31
	Exposure (1)
Investment grade	$8.41	86.7%	$7.59	89.3%
Non-investment grade	0.93	9.5	0.80	9.4
Watch list	0.29	3.0	0.01	0.1
Default	–	–	–	–
Unrated	0.08	0.8	0.10	1.2
	$9.71	100.0%	$8.50	100.0%
(1)	MTM of the OTC derivative contracts is after the impact of master netting agreements, but before any collateral.

The following table provides details of our impaired loans and allowances for credit losses:

$ millions, as at or for the three months ended			2016 Jan. 31			2015 Oct. 31			2015 Jan. 31
	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total
Gross impaired loans
Balance at beginning of period	$659	$760	$1,419	$687	$792	$1,479	$700	$734	$1,434
Classified as impaired during the period	58	271	329	106	275	381	37	288	325
Transferred to not impaired during the period	(4)	(22)	(26)	(7)	(29)	(36)	(2)	(21)	(23)
Net repayments	(46)	(52)	(98)	(56)	(74)	(130)	(22)	(54)	(76)
Amounts written off	(12)	(197)	(209)	(71)	(204)	(275)	(28)	(193)	(221)
Recoveries of loans and advances previously written off	–	–	–	–	–	–	–	–	–
Disposals of loans	–	–	–	–	–	–	–	–	–
Foreign exchange and other	33	29	62	–	–	–	73	49	122
Balance at end of period	$688	$789	$1,477	$659	$760	$1,419	$758	$803	$1,561
Allowance for impairment (1)
Balance at beginning of period	$313	$333	$646	$350	$341	$691	$337	$307	$644
Amounts written off	(12)	(197)	(209)	(71)	(204)	(275)	(28)	(193)	(221)
Recoveries of amounts written off in previous periods	7	43	50	1	41	42	3	44	47
Charge to income statement	28	163	191	35	156	191	29	165	194
Interest accrued on impaired loans	(4)	(2)	(6)	(2)	(3)	(5)	(3)	(3)	(6)
Disposals of loans	–	–	–	–	–	–	–	–	–
Foreign exchange and other	17	9	26	–	2	2	39	22	61
Balance at end of period	$349	$349	$698	$313	$333	$646	$377	$342	$719
Net impaired loans
Balance at beginning of period	$346	$427	$773	$337	$451	$788	$363	$427	$790
Net change in gross impaired	29	29	58	(28)	(32)	(60)	58	69	127
Net change in allowance	(36)	(16)	(52)	37	8	45	(40)	(35)	(75)
Balance at end of period	$339	$440	$779	$346	$427	$773	$381	$461	$842
Net impaired loans as a percentage of net loans and acceptances			0.26%			0.27%			0.31%
(1)	Includes collective allowance relating to personal, scored small business and mortgage impaired loans that are greater than 90 days delinquent, and individual allowance.

Gross impaired loans

As at January 31, 2016, gross impaired loans were $1,477 million, down $84 million from the same quarter last year. The decrease was primarily due to write-offs and lower new classifications in CIBC FirstCaribbean, and in the real estate and construction, and utilities sectors, partially offset by an increase in the oil and gas portfolio, and the impact of U.S. dollar appreciation on our existing portfolio.

Gross impaired loans were up $58 million from the prior quarter, largely due to the impact of the appreciation of the U.S. dollar on our existing portfolio, and an increase in the oil and gas portfolio, partially offset by a repayment on an impaired oil and gas account.

More than half of the gross impaired loans at the end of this quarter were related to CIBC FirstCaribbean, for which residential mortgages, business services (e.g., tourism and hotels), and the real estate and construction sectors accounted for the majority.

Allowance for impairment

Allowance for impairment was $698 million, down $21 million from the same quarter last year. The decrease was due to write-offs and lower new classifications in CIBC FirstCaribbean, and in the real estate and construction, and utilities sectors in the U.S., partially offset by an increase in the oil and gas portfolio, as well as the impact of U.S. dollar appreciation on our existing portfolio. Allowance for impairment was down in the U.S. and CIBC FirstCaribbean, but up in Canada.

Allowance for impairment was up $52 million from the prior quarter, primarily due to the impact of the appreciation of the U.S. dollar on our existing portfolio, and an increase in the oil and gas portfolio. Allowance for impairment was comparable with the prior quarter in the U.S., but up in Canada and CIBC FirstCaribbean.

CIBC FIRST QUARTER 2016	27

Exposure to certain countries and regions

Over the past several years, a number of countries in Europe experienced credit concerns. The following tables provide our exposure to European countries, both within and outside the Eurozone.

We do not have material exposure to the countries in the Middle East and North Africa that have either experienced or may be at risk of unrest.

Direct exposures to certain countries and regions

Our direct exposures presented in the tables below comprise (A) funded – on-balance sheet loans (stated at amortized cost net of individual allowances, if any), deposits with banks (stated at amortized cost net of individual allowances, if any) and securities (stated at fair value); (B) unfunded – unutilized credit commitments, letters of credit, and guarantees (stated at notional amount net of individual allowances, if any) and sold credit default swap (CDS) contracts where we do not benefit from subordination (stated at notional amount less fair value); and (C) derivative MTM receivables (stated at fair value) and repo-style transactions (stated at fair value).

Of our total direct exposures to Europe, approximately 89% (October 31, 2015: 91%) is to entities in countries with Aaa/AAA ratings from at least one of Moody’s or S&P.

The following tables provide a summary of our positions in this business:

	Direct exposures
	Funded				Unfunded
$ millions, as at January 31, 2016	Corporate	Sovereign	Bank	Total funded (A)	Corporate		Bank	Total unfunded (B)
Austria	$–	$138	$–	$138	$–		$1	$1
Belgium	9	–	9	18	–		–	–
Finland	265	1	–	266	31		–	31
France	110	2	147	259	222		6	228
Germany	141	392	453	986	6		–	6
Ireland	60	–	1	61	–		11	11
Italy	–	–	–	–	–		2	2
Luxembourg	–	–	–	–	7		–	7
Netherlands	89	26	74	189	37		1	38
Spain	–	–	1	1	–		–	–
Total Eurozone	$674	$559	$685	$1,918	$303		$21	$324
Czech Republic	$–	$–	$–	$–	$–		$–	$–
Denmark	–	13	2	15	–		5	5
Norway	–	–	6	6	333		–	333
Poland	–	–	2	2	–		–	–
Sweden	438	274	91	803	80		–	80
Switzerland	215	–	220	435	95		–	95
Turkey	–	–	534	534	–		19	19
United Kingdom	719	426	535	1,680	3,673	(1)	248	3,921
Total non-Eurozone	$1,372	$713	$1,390	$3,475	$4,181		$272	$4,453
Total Europe	$2,046	$1,272	$2,075	$5,393	$4,484		$293	$4,777
October 31, 2015	$2,017	$764	$1,609	$4,390	$4,264		$603	$4,867
(1)	Includes $216 million of exposure (notional value of $243 million and fair value of $27 million) on a CDS sold on a bond issue of a U.K. corporate entity, which is guaranteed by a financial guarantor. We currently hold the CDS sold as part of our structured credit run-off business. A payout on the CDS sold would be triggered by the bankruptcy of the reference entity, or a failure of the entity to make a principal or interest payment as it is due; as well as failure of the financial guarantor to meet its obligation under the guarantee.

	Direct exposures (continued)
	Derivative MTM receivables and repo-style transactions						Total direct exposure (A)+(B)+(C)
$ millions, as at January 31, 2016	Corporate	Sovereign	Bank	Gross exposure (1)	Collateral held (2)	Net exposure (C)
Austria	$–	$2	$32	$34	$29	$5	$144
Belgium	5	–	25	30	24	6	24
Finland	6	–	18	24	14	10	307
France	39	–	894	933	851	82	569
Germany	–	–	1,290	1,290	1,242	48	1,040
Ireland	–	–	446	446	428	18	90
Italy	–	–	5	5	–	5	7
Luxembourg	3	–	52	55	–	55	62
Netherlands	118	–	75	193	59	134	361
Spain	–	–	14	14	14	–	1
Total Eurozone	$171	$2	$2,851	$3,024	$2,661	$363	$2,605
Czech Republic	$–	$1	$–	$1	$–	$1	$1
Denmark	–	–	18	18	13	5	25
Norway	–	322	–	322	319	3	342
Poland	–	–	–	–	–	–	2
Sweden	8	–	82	90	81	9	892
Switzerland	–	–	1,952	1,952	1,918	34	564
Turkey	–	–	–	–	–	–	553
United Kingdom	764	5	3,791	4,560	3,639	921	6,522
Total non-Eurozone	$772	$328	$5,843	$6,943	$5,970	$973	$8,901
Total Europe	$943	$330	$8,694	$9,967	$8,631	$1,336	$11,506
October 31, 2015	$841	$245	$8,132	$9,218	$8,142	$1,076	$10,333
(1)	The amounts are shown net of CVA.
(2)	Collateral on derivative MTM receivables was $1.1 billion (October 31, 2015: $1.1 billion), collateral on repo-style transactions was $7.5 billion (October 31, 2015: $7.0 billion), and both are comprised of cash and investment-grade debt securities.

28	CIBC FIRST QUARTER 2016

Indirect exposures to certain countries and regions

Our indirect exposures comprise securities (primarily CLOs classified as loans on our consolidated balance sheet), and written credit protection on securities in our structured credit run-off business where we benefit from subordination to our position. Our gross exposure before subordination is stated at carrying value for securities and notional, less fair value for derivatives where we have written protection.

$ millions, as at January 31, 2016	Total indirect exposure
Belgium	$3
Finland	6
France	36
Germany	24
Greece	5
Ireland	3
Italy	13
Luxembourg	39
Netherlands	61
Spain	23
Total Eurozone	$213
Denmark	$3
Norway	1
Sweden	4
United Kingdom	47
Total non-Eurozone	$55
Total exposure	$268
October 31, 2015	$404

In addition to the indirect exposures above, we have indirect exposures to European counterparties when we have taken debt or equity securities issued by European entities as collateral for our securities lending and borrowing activity, from entities that are not in Europe. Our indirect exposure was $518 million (October 31, 2015: $533 million).

Selected exposures in certain selected activities

In response to the recommendations of the Financial Stability Board, this section provides information on our other selected activities within our continuing and exited businesses that may be of particular interest to investors based on their risk characteristics and the current market environment. For additional information on these selected exposures, refer to page 60 of the 2015 Annual Report.

U.S. real estate finance

The following table provides a summary of our positions in this business:

$ millions, as at January 31, 2016	Drawn	Undrawn
Construction program	$78	$175
Interim program	7,666	401
Permanent program	161	–
Exposure, net of allowance	$7,905	$576
Of the above:
Net impaired	$71	$–
On credit watch list	160	11
Exposure, net of allowance, as at October 31, 2015	$7,600	$453

As at January 31, 2016, the allowance for credit losses for this portfolio was $29 million (October 31, 2015: $27 million). During the quarter ended January 31, 2016, the provision for credit losses was $1 million ($14 million for the quarter ended January 31, 2015).

The business also maintains commercial mortgage-backed securities (CMBS) trading and distribution capabilities. As at January 31, 2016, there was no CMBS inventory (October 31, 2015: nil).

European leveraged finance

The following table provides a summary of our positions in this exited business:

$ millions, as at January 31, 2016	Drawn	Undrawn
Exposure, net of allowance	$233	$2
Of the above:
Net impaired	$–	$–
On credit watch list	209	2
Exposure, net of allowance, as at October 31, 2015	$220	$2

As at January 31, 2016, the allowance for credit losses for this portfolio was $41 million (October 31, 2015: $38 million). During the quarter ended January 31, 2016, the provision for credit losses was nil (nil for the quarter ended January 31, 2015).

CIBC FIRST QUARTER 2016	29

Market risk

Market risk is the risk of economic financial loss in our trading and non-trading portfolios from adverse changes in underlying market factors, including interest rates, foreign exchange rates, equity market prices, commodity prices, credit spreads, and customer behaviour for retail products. Market risk arises in CIBC’s trading and treasury activities, and encompasses all market related positioning and market making activity.

The trading book consists of positions in financial instruments and commodities held to meet the near-term needs of our clients.

The non-trading book consists of positions in various currencies that are related to asset/liability management (ALM) and investment activities.

Risk measurement

The following table provides balances on the interim consolidated balance sheet which are subject to market risk. Certain differences between accounting and risk classifications are detailed in the footnotes below:

$ millions, as at					2016 Jan. 31					2015 Oct. 31
		Subject to market risk					Subject to market risk
	Consolidated balance sheet	Trading		Non- trading	Not subject to market risk	Consolidated balance sheet	Trading		Non- trading	Not subject to market risk	Non-traded risk primary risk sensitivity
Cash and non-interest-bearing deposits with banks	$3,255	$–		$1,949	$1,306	$3,053	$–		$1,770	$1,283	Foreign exchange
Interest-bearing deposits with banks	9,374	15		9,359	–	15,584	501		15,083	–	Interest rate
Securities	78,503	43,244	(1)	35,259	–	74,982	45,299	(1)	29,683	–	Equity, interest rate
Cash collateral on securities borrowed	3,982	–		3,982	–	3,245	–		3,245	–	Interest rate
Securities purchased under resale agreements	30,829	–		30,829	–	30,089	–		30,089	–	Interest rate
Loans
Residential mortgages	172,998	–		172,998	–	169,258	–		169,258	–	Interest rate
Personal	36,406	–		36,406	–	36,517	–		36,517	–	Interest rate
Credit card	11,817	–		11,817	–	11,804	–		11,804	–	Interest rate
Business and government	71,297	6,442	(2)	64,855	–	65,276	5,658	(2)	59,618	–	Interest rate
Allowance for credit losses	(1,790)	–		(1,790)	–	(1,670)	–		(1,670)	–	Interest rate
Derivative instruments	31,939	27,226	(3)	4,713	–	26,342	22,457	(3)	3,885	–	Interest rate, foreign exchange
Customers’ liability under acceptances	10,573	–		10,573	–	9,796	–		9,796	–	Interest rate
Other assets	19,849	1,362		11,572	6,915	19,033	1,381		10,260	7,392	Interest rate, equity, foreign exchange
	$479,032	$78,289		$392,522	$8,221	$463,309	$75,296		$379,338	$8,675
Deposits	$377,234	$376	(4)	$338,039	$38,819	$366,657	$363	(4)	$327,557	$38,737	Interest rate
Obligations related to securities sold short	9,590	9,516		74	–	9,806	9,468		338	–	Interest rate
Cash collateral on securities lent	2,340	–		2,340	–	1,429	–		1,429	–	Interest rate
Obligations related to securities sold under repurchase agreements	6,544	–		6,544	–	8,914	–		8,914	–	Interest rate
Derivative instruments	35,702	30,313	(3)	5,389	–	29,057	24,655	(3)	4,402	–	Interest rate, foreign exchange
Acceptances	10,579	–		10,579	–	9,796	–		9,796	–	Interest rate
Other liabilities	11,693	941		5,627	5,125	12,223	1,038		5,138	6,047	Interest rate
Subordinated indebtedness	3,385	–		3,385	–	3,874	–		3,874	–	Interest rate
	$457,067	$41,146		$371,977	$43,944	$441,756	$35,524		$361,448	$44,784
(1)	Excludes securities in the structured credit run-off business of $567 million (October 31, 2015: $565 million). These are considered non-trading for market risk purposes.
(2)	Excludes $164 million (October 31, 2015: $333 million) of loans that are warehoused for future securitization purposes. These are considered non-trading for market risk purposes.
(3)	Excludes derivatives relating to the structured credit and other run-off businesses which are considered non-trading for market risk purposes.
(4)	Comprises FVO deposits which are considered trading for market risk purposes.

Trading activities

We hold positions in traded financial contracts to meet client investment and risk management needs. Trading revenue (net interest income or non-interest income) is generated from these transactions. Trading instruments are recorded at fair value and include debt and equity securities, as well as interest rate, foreign exchange, equity, commodity, and credit derivative products.

Value-at-risk

Our value-at-risk (VaR) methodology is a statistical technique that measures the potential overnight loss at a 99% confidence level. We use a full revaluation historical simulation methodology to compute VaR, stressed VaR and other risk measures.

The following three tables show VaR, stressed VaR and incremental risk charge (IRC) for our trading activities based on risk type under an internal models approach.

Average total VaR for the three months ended January 31, 2016 was up $0.2 million from the prior quarter, primarily due to an increase in our foreign exchange, interest rate, and debt specific risks, partially offset by a decrease in equity and commodity risks.

Average stressed total VaR for the three months ended January 31, 2016 was down $1.7 million from the prior quarter. During the current stressed VaR period from September 16, 2008 to September 14, 2009, the market exhibited not only increased volatility in interest rates but also increased volatility in equity prices, combined with a reduction in the level of interest rates, and an increase in credit spreads.

Average IRC for the three months ended January 31, 2016 was down $24.2 million from the prior quarter, mainly due to a decrease in the investment grade trading inventory.

30	CIBC FIRST QUARTER 2016

VaR by risk type – trading portfolio

$ millions, as at or for the three months ended				2016 Jan. 31		2015 Oct. 31		2015 Jan. 31
	High	Low	As at	Average	As at	Average	As at	Average
Interest rate risk	$2.4	$1.2	$1.8	$1.7	$1.6	$1.6	$1.7	$1.6
Credit spread risk	5.2	1.7	5.0	2.3	2.3	2.3	4.3	3.3
Equity risk	3.4	1.4	2.4	2.0	2.0	2.3	2.1	2.1
Foreign exchange risk	2.6	0.7	2.0	1.3	1.3	0.9	1.0	1.0
Commodity risk	2.5	1.0	1.4	1.6	1.5	1.9	1.0	1.0
Debt specific risk	2.1	1.2	1.5	1.6	1.7	1.5	2.3	2.4
Diversification effect (1)	n/m	n/m	(6.2)	(6.4)	(7.0)	(6.6)	(7.5)	(7.6)
Total VaR (one-day measure)	$7.9	$3.1	$7.9	$4.1	$3.4	$3.9	$4.9	$3.8
(1)	Total VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from a portfolio diversification effect.
n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Stressed VaR by risk type – trading portfolio

$ millions, as at or for the three months ended				2016 Jan. 31		2015 Oct. 31		2015 Jan. 31
	High	Low	As at	Average	As at	Average	As at	Average
Interest rate risk	$11.6	$5.2	$8.9	$8.1	$9.3	$6.4	$7.3	$5.3
Credit spread risk	14.1	8.2	12.1	10.9	10.9	12.7	16.8	13.6
Equity risk	3.9	1.2	3.1	2.2	4.2	2.5	1.4	1.5
Foreign exchange risk	13.1	1.3	3.4	5.6	3.4	4.2	3.8	4.4
Commodity risk	4.9	1.8	3.5	2.9	2.1	2.7	3.2	3.9
Debt specific risk	2.8	1.9	2.6	2.4	2.5	3.1	3.9	4.4
Diversification effect (1)	n/m	n/m	(21.6)	(22.4)	(20.8)	(20.2)	(18.7)	(19.0)
Stressed total VaR (one-day measure)	$15.3	$6.6	$12.0	$9.7	$11.6	$11.4	$17.7	$14.1
(1)	Stressed total VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from a portfolio diversification effect.
n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

IRC – trading portfolio

$ millions, as at or for the three months ended				2016 Jan. 31		2015 Oct. 31		2015 Jan. 31
	High	Low	As at	Average	As at	Average	As at	Average
Default risk	$94.0	$54.4	$58.4	$70.1	$64.2	$91.3	$81.0	$97.8
Migration risk	46.3	25.6	30.8	34.0	27.3	37.0	36.8	42.4
IRC (one-year measure)	$134.2	$84.5	$89.2	$104.1	$91.5	$128.3	$117.8	$140.2

CIBC FIRST QUARTER 2016	31

Trading revenue

Trading revenue (TEB) comprises both trading net interest income and non-interest income and excludes underwriting fees and commissions. Trading revenue (TEB) in the chart below excludes positions described in the “Structured credit run-off business” section of the MD&A and certain other exited portfolios.

The trading revenue (TEB) versus VaR graph below shows the current quarter and the three previous quarters’ daily trading revenue (TEB) against the close of business day VaR measures. Trading revenue distribution on which VaR is calculated is not on a TEB basis.

During the quarter, trading revenue (TEB) was positive for 100% of the days. The largest gain of $20.3 million occurred on January 22, 2016. It was attributable to the normal course of business within our global markets line of business, notably in equity derivatives. Average daily trading revenue (TEB) was $5.3 million during the quarter and the average daily TEB was $1.8 million.

Trading revenue (TEB) versus VaR

Non-trading activities

Interest rate risk

Non-trading interest rate risk, which includes structural interest rate risk, consists primarily of risk inherent in ALM activities and the activities of domestic and foreign subsidiaries. Interest rate risk results from differences in the maturities or repricing dates of assets and liabilities, both on- and off-balance sheet, as well as from embedded optionality in retail products. This optionality arises predominantly from the prepayment exposures of mortgage products, mortgage commitments and some guaranteed investment certificates products with early redemption features. A variety of cash instruments and derivatives, primarily interest rate swaps, futures and options, are used to manage these risks.

The following table shows the potential impact over the next 12 months, adjusted for structural assumptions (excluding shareholders’ equity in the calculation of the present value of shareholders’ equity), estimated prepayments and early withdrawals, of an immediate and sustained 100 and 200 basis point increase or decrease in all interest rates.

Interest rate sensitivity – non-trading (after-tax)

$ millions, as at			2016 Jan. 31			2015 Oct. 31			2015 Jan. 31
	CAD	USD	Other	CAD	USD	Other	CAD	USD	Other
100 basis points increase in interest rates
Increase (decrease) in net income attributable to equity shareholders	$67	$(5)	$–	$83	$(5)	$–	$113	$(7)	$(3)
Increase (decrease) in present value of shareholders’ equity	(100)	(126)	(32)	(87)	(128)	(27)	(192)	(25)	(36)
100 basis points decrease in interest rates
Increase (decrease) in net income attributable to equity shareholders	(133)	(3)	1	(154)	(8)	–	(164)	1	4
Increase (decrease) in present value of shareholders’ equity	(45)	107	30	(39)	92	26	93	10	36
200 basis points increase in interest rates
Increase (decrease) in net income attributable to equity shareholders	$116	$(10)	$–	$154	$(9)	$1	$181	$(15)	$(7)
Increase (decrease) in present value of shareholders’ equity	(233)	(253)	(65)	(188)	(256)	(54)	(438)	(51)	(72)
200 basis points decrease in interest rates
Increase (decrease) in net income attributable to equity shareholders	(227)	(6)	–	(244)	(13)	–	(330)	1	6
Increase (decrease) in present value of shareholders’ equity	(264)	117	54	(279)	103	45	(7)	21	60

32	CIBC FIRST QUARTER 2016

Liquidity risk

Liquidity risk is the risk of having insufficient cash or its equivalent to meet financial obligations as they come due. Common sources of liquidity risk inherent in banking services include unanticipated withdrawals of deposits, the inability to replace maturing debt, credit and liquidity commitments, and additional pledging or other collateral requirements.

Our liquidity risk management strategies seek to maintain sufficient liquid assets and diversified funding sources to consistently fund our balance sheet and contingent obligations, and maintain the strength of our enterprise under both normal and stressed conditions.

We manage liquidity risk in a manner that enables us to withstand a liquidity stress event without an adverse impact on the viability of our operations. Actual and anticipated inflows and outflows of funds generated from on- and off-balance sheet exposures are measured and monitored on a daily basis to ensure compliance with established limits.

Global Asset Liability Committee (GALCO) oversees CIBC’s liquidity risk management, ensuring liquidity risk framework, policies, methodologies and assumptions are regularly reviewed and, as appropriate, modified to ensure alignment with our operating environment and regulatory requirements. The Liquidity Risk Management Committee, a subcommittee of GALCO, also specifically monitors global liquidity risk, and includes senior management from Treasury, Risk Management and regional operations.

The Risk Management Committee provides governance through review of CIBC’s liquidity management framework that includes the procedures, limits and independent monitoring structures, and approval of CIBC’s liquidity risk management policy and funding plan.

Liquid and encumbered assets

Our policy is to maintain a pool of high quality unencumbered liquid assets that are readily available to meet outflows determined under stressed conditions. Liquid assets include cash, high quality marketable securities and other assets that can be used to access funding in a timely fashion. Encumbered assets, which are composed of assets pledged as collateral and other assets that are deemed restricted due to legal, operational, or other reasons, are not considered as sources of available liquidity when measuring liquidity risk.

Unencumbered assets from on- and off-balance sheet sources are summarized as follows:

$ millions, as at							2016 Jan. 31	2015 Oct. 31
	Gross liquid assets				Encumbered liquid assets (1)
	CIBC owned assets		Third-party assets		CIBC owned assets	Third-party assets	Unencumbered liquid assets
Cash and due from banks	$12,629	(2)	$–		$682	$–	$11,947	$18,177
Securities	77,374	(3)	69,484	(4)	21,185	34,712	90,961	82,872
National Housing Act mortgage-backed securities	54,426	(5)	–		22,725	–	31,701	32,440
Mortgages	12,173	(6)	–		12,173	–	–	–
Credit cards	3,910	(7)	–		3,910	–	–	–
Other assets	7,202	(8)	–		6,755	–	447	427
	$167,714		$69,484		$67,430	$34,712	$135,056	$133,916
(1)	Excludes intraday pledges to the Bank of Canada related to the Large Value Transfer System as these are normally released at the end of the settlement cycle each day.
(2)	Includes cash, non-interest-bearing deposits and interest-bearing deposits with contractual maturities of less than 30 days.
(3)	Includes trading, AFS and FVO securities. Excludes securities in our structured credit run-off business, private debt and private equity securities of $1,129 million (October 31, 2015: $1,116 million).
(4)	Includes $3,982 million (October 31, 2015: $3,245 million) of cash collateral received on securities borrowed, $30,829 million (October 31, 2015: $30,089 million) of securities purchased under resale agreements, $32,749 million (October 31, 2015: $32,169 million) of securities borrowed against securities lent, and $1,924 million (October 31, 2015: $1,058 million) of securities received for derivative collateral.
(5)	Includes securitized and transferred residential mortgages under the Canada Mortgage Bond, and securitized mortgages that were not transferred to external parties. These are reported as Loans on our interim consolidated balance sheet.
(6)	Includes mortgages in the Covered Bond Programme.
(7)	Includes assets held in consolidated trusts supporting funding liabilities.
(8)	Includes $6,755 million (October 31, 2015: $5,460 million) of cash pledged as collateral for derivatives and $447 million (October 31, 2015: $427 million) of gold and silver certificates.

In the course of CIBC’s day-to-day operations, securities and other assets are pledged to secure obligations, participate in clearing and settlement systems and for other collateral management purposes. For additional details, see Note 22 to the 2015 annual consolidated financial statements.

Asset haircut assumptions under a liquidity stress scenario are applied to determine asset liquidity value, and consider those haircuts applicable at central banks – such as the Bank of Canada and the Federal Reserve Bank of New York – historical observation, securities characteristics including type, issuer, credit ratings, currency and remaining term to maturity, and regulatory guidance.

Our unencumbered liquid assets increased by $1.1 billion or 1% from October 31, 2015, primarily due to increases in unencumbered securities partially offset by a decrease in interest-bearing deposits with banks.

Furthermore, CIBC maintains eligibility to the Bank of Canada’s Emergency Lending Assistance (ELA) program and the Federal Reserve Bank’s Discount Window.

The following table summarizes unencumbered liquid assets held by CIBC (parent) and significant subsidiaries:

$ millions, as at	2016 Jan. 31	2015 Oct. 31
CIBC (parent)	$101,226	$100,698
CIBC World Markets Inc. (1)	14,461	16,005
Other subsidiaries	19,369	17,213
	$135,056	$133,916
(1)	Includes CIBC World Markets Inc. and CIBC World Markets Corp.

CIBC FIRST QUARTER 2016	33

Asset encumbrance

The following table provides a summary of our total encumbered and unencumbered assets:

					Encumbered		Unencumbered
$ millions, as at		CIBC owned assets	Third-party assets	Total assets	Pledged as collateral	Other	Available as collateral	Other
2016	Cash and deposits with banks	$12,629	$–	$12,629	$10	$672	$11,947	$–
Jan. 31	Securities	78,503	–	78,503	21,185	–	56,189	1,129
	Securities borrowed or purchased under resale agreements	–	34,811	34,811	13,656	–	21,155	–
	Loans, net of allowance	290,728	–	290,728	38,808	55	31,701	220,164
	Other
	Derivative instruments	31,939	–	31,939	–	–	–	31,939
	Customers’ liability under acceptances	10,573	–	10,573	–	–	–	10,573
	Land, buildings and equipment	1,930	–	1,930	–	–	–	1,930
	Goodwill	1,564	–	1,564	–	–	–	1,564
	Software and other intangible assets	1,266	–	1,266	–	–	–	1,266
	Investments in equity-accounted associates and joint ventures	1,839	–	1,839	–	–	–	1,839
	Other assets	13,250	–	13,250	6,755	–	447	6,048
		$444,221	$34,811	$479,032	$80,414	$727	$121,439	$276,452
2015	Cash and deposits with banks	$18,637	$–	$18,637	$16	$444	$18,177	$–
Oct. 31	Securities	74,982	–	74,982	24,603	–	49,263	1,116
	Securities borrowed or purchased under resale agreements	–	33,334	33,334	16,748	–	16,586	–
	Loans, net of allowance	281,185	–	281,185	39,858	76	32,440	208,811
	Other
	Derivative instruments	26,342	–	26,342	–	–	–	26,342
	Customers’ liability under acceptances	9,796	–	9,796	–	–	–	9,796
	Land, buildings and equipment	1,897	–	1,897	–	–	–	1,897
	Goodwill	1,526	–	1,526	–	–	–	1,526
	Software and other intangible assets	1,197	–	1,197	–	–	–	1,197
	Investments in equity-accounted associates and joint ventures	1,847	–	1,847	–	–	–	1,847
	Other assets	12,566	–	12,566	5,460	–	427	6,679
		$429,975	$33,334	$463,309	$86,685	$520	$116,893	$259,211

Restrictions on the flow of funds

Our subsidiaries are not subject to significant restrictions that would prevent transfers of funds, dividends or capital distributions, except that certain subsidiaries have separate regulatory capital and liquidity requirements, as established by applicable banking and securities regulators.

We monitor and manage our capital and liquidity requirements across these entities to ensure that resources are used efficiently and that each entity is in compliance with local regulatory and policy requirements.

Liquidity coverage ratio

The objective of the liquidity coverage ratio (LCR) is to promote short-term resilience of a bank’s liquidity risk profile, ensuring that it has adequate unencumbered high quality liquid resources to meet its liquidity needs in a 30-day acute stress scenario. Canadian banks are required to achieve a minimum LCR value of 100%. CIBC is in compliance with this requirement.

In accordance with the calibration methodology contained in OSFI’s liquidity adequacy requirements (LAR) guidelines released in May 2014, CIBC reports the LCR monthly to OSFI. The ratio is calculated as follows:

Total High Quality Liquid Assets (HQLA)	≥100%
Total net cash outflows over the next 30 calendar days

The LCR’s numerator consists of unencumbered HQLA, which follow an OSFI-defined set of eligibility criteria that considers fundamental and market-related characteristics, and relative ability to operationally monetize assets on a timely basis during a period of stress. CIBC’s centrally-managed liquid asset portfolio includes those liquid assets reported in the HQLA, such as central government treasury bills and bonds, central bank deposits and high-rated sovereign, agency, provincial, and corporate securities. Asset eligibility limitations inherent in the LCR metric do not necessarily reflect CIBC’s internal assessment of its ability to monetize its marketable assets under stress.

The ratio’s denominator reflects net cash outflows expected in the LCR’s stress scenario over the 30-calendar-day period. Expected cash outflows represent LCR-defined withdrawal or draw-down rates applied against outstanding liabilities and off-balance sheet commitments, respectively. Significant contributors to CIBC’s LCR outflows include business and financial institution deposit run-off, draws on undrawn lines of credit and large unsecured debt maturities. Cash outflows are partially offset by cash inflows, which are calculated at LCR-prescribed inflow rates, and include performing loan repayments and non-HQLA marketable assets.

34	CIBC FIRST QUARTER 2016

The LCR is disclosed using a standard OSFI-prescribed disclosure template and is calculated based on a simple average of the three month end positions within the quarter:

$ millions		Total unweighted value (1)	Total weighted value (2)
HQLA
1	HQLA	n/a	$95,869
Cash outflows
2	Retail deposits and deposits from small business customers, of which:	$127,152	8,545
3	Stable deposits	59,625	1,792
4	Less stable deposits	67,527	6,753
5	Unsecured wholesale funding, of which:	105,920	60,010
6	Operational deposits (all counterparties) and deposits in networks of cooperative banks	42,589	10,464
7	Non-operational deposits (all counterparties)	41,779	27,994
8	Unsecured debt	21,552	21,552
9	Secured wholesale funding	n/a	3,446
10	Additional requirements, of which:	65,800	19,276
11	Outflows related to derivative exposures and other collateral requirements	9,564	6,234
12	Outflows related to loss of funding on debt products	3,581	3,581
13	Credit and liquidity facilities	52,655	9,461
14	Other contractual funding obligations	1,634	1,634
15	Other contingent funding obligations	223,221	3,959
16	Total cash outflows	n/a	96,870
Cash inflows
17	Secured lending (e.g. reverse repos)	43,537	7,986
18	Inflows from fully performing exposures	14,528	7,369
19	Other cash inflows	2,374	2,374
20	Total cash inflows	$60,439	$17,729
			Total adjusted value
21	Total HQLA	n/a	$95,869
22	Total net cash outflows	n/a	$79,141
23	LCR	n/a	121%
$ millions, for the three months ended October 31, 2015			Total adjusted value
21	Total HQLA	n/a	$97,663
22	Total net cash outflows	n/a	$82,130
23	LCR	n/a	119%
(1)	Unweighted inflow and outflow values are calculated as outstanding balances maturing or callable within 30 days of various categories or types of liabilities, off-balance sheet items or contractual receivables.
(2)	Weighted values are calculated after the application of haircuts (for HQLA) and inflow and outflow rates prescribed by OSFI.
n/a	Not applicable as per the LCR common disclosure template.

Our average LCR as at January 31, 2016 increased to 121% from 119% in the prior quarter, primarily due to growth in retail deposits and term funding, partially offset by increases in lending activity. Multiple other factors that are part of normal business operations also impact the LCR.

CIBC considers the impact of its business decisions on the LCR and other liquidity risk metrics that it regularly monitors as part of a robust liquidity risk management function. Variables that can impact the ratio month-over-month include, but are not limited to, items such as wholesale funding activities and maturities, strategic balance sheet initiatives, and transactions and environmental considerations affecting collateral. Furthermore, CIBC reports the LCR to OSFI in multiple currencies, and thus measures the extent of potential currency mismatch under the ratio. CIBC predominantly operates in major currencies with deep and fungible foreign exchange markets.

Reporting of the LCR is calibrated centrally by CIBC’s Treasury function, in conjunction with CIBC’s SBUs and other functional and support groups.

Funding

CIBC’s funding strategy includes maintaining a diverse funding mix of client-sourced retail deposits and wholesale funding including asset securitization, covered bonds and unsecured debt. We have ongoing access to a range of active short- and long-term unsecured and secured funding sources to assist with meeting our funding requirements, and regularly monitor wholesale funding reliance and concentrations, including by type and counterparty, to approved internal limits consistent with our desired liquidity risk profile. Personal deposits continue to be a significant source of funding and totalled $142.6 billion as at January 31, 2016 (October 31, 2015: $137.4 billion).

CIBC FIRST QUARTER 2016	35

The following table provides the contractual maturities at carrying values of CIBC’s wholesale funding sources:

$ millions, as at January 31, 2016	Less than 1 month	1 - 3 months	3 - 6 months	6 - 12 months	Less than 1 year total	1 - 2 years	Over 2 years	Total
Deposits from banks	$7,771	$130	$3	$70	$7,974	$–	$–	$7,974
Certificates of deposit and commercial paper	5,183	16,829	19,195	2,747	43,954	2,045	–	45,999
Bearer deposit notes and bankers’ acceptances	1,854	1,103	1,122	2,325	6,404	–	–	6,404
Asset-backed commercial paper	–	–	–	–	–	–	–	–
Senior unsecured medium-term notes	–	500	5,562	4,299	10,361	13,562	8,891	32,814
Senior unsecured structured notes	–	–	–	38	38	358	–	396
Covered bonds/asset-backed securities
Mortgage securitization	–	970	1,130	1,519	3,619	2,547	16,341	22,507
Covered bonds	–	697	–	495	1,192	1,703	9,278	12,173
Cards securitization	–	–	600	1,897	2,497	630	783	3,910
Subordinated liabilities	–	–	–	–	–	–	3,385	3,385
Other	–	–	–	–	–	–	–	–
	$14,808	$20,229	$27,612	$13,390	$76,039	$20,845	$38,678	$135,562
Of which:
Secured	$–	$1,667	$1,730	$3,911	$7,308	$4,880	$26,402	$38,590
Unsecured	14,808	18,562	25,882	9,479	68,731	15,965	12,276	96,972
	$14,808	$20,229	$27,612	$13,390	$76,039	$20,845	$38,678	$135,562
October 31, 2015	$15,361	$23,429	$17,787	$20,601	$77,178	$18,977	$37,237	$133,392

The following table provides a summary, in Canadian dollar equivalents, of CIBC’s wholesale funding sources by currency:

$ billions, as at	2016 Jan. 31		2015 Oct. 31
CAD	$58.6	43%	$61.5	46%
USD	61.8	46	60.1	45
Other	15.2	11	11.8	9
	$135.6	100%	$133.4	100%

Our funding and liquidity levels remained stable over the three months ended January 31, 2016 and we do not anticipate any events, commitments or demands that will materially impact our liquidity risk position.

Additional collateral requirements for rating downgrades

We are required to deliver collateral to certain derivative counterparties in the event of a downgrade to our current credit risk rating. The collateral requirement is based on MTM exposure, collateral valuations, and collateral arrangement thresholds as applicable. The following table presents the additional collateral requirements (cumulative) for rating downgrades:

$ billions, as at	2016 Jan. 31	2015 Oct. 31
One-notch downgrade	$ 0.1	$ 0.1
Two-notch downgrade	0.2	0.2
Three-notch downgrade	0.5	0.5

Other regulatory liquidity standards

In May 2014, OSFI published the final LAR guideline, which was driven by the BCBS’ global liquidity requirements, and includes the LCR, net stable funding ratio (NSFR) and other additional liquidity monitoring tools. It is further supplemented by the OSFI-designed supervisory tool known as the net cumulative cash flow (NCCF) metric. OSFI will use the LAR and associated metrics to assess individual banks’ liquidity adequacy. Additional liquidity monitoring tools, including intraday liquidity reporting, are expected to be required by January 1, 2017.

On October 31, 2014, the BCBS published its final NSFR guideline. In February 2015, OSFI provided a revised Basel III monitoring template and is engaging in directed and public consultations prior to issuance of its final NSFR reporting application. NSFR reporting will become effective January 1, 2018, and will be disclosed publicly in the first quarter of 2018 in accordance with NSFR disclosure requirements released in June 2015.

Consistent with the requirements above, we submit LCR and NCCF reports to OSFI on a monthly basis and the NSFR report on a quarterly basis. We provide the LCR and NSFR reports to the BCBS twice annually.

36	CIBC FIRST QUARTER 2016

Contractual obligations

Contractual obligations give rise to commitments of future payments affecting our short- and long-term liquidity and capital resource needs. These obligations include financial liabilities, credit and liquidity commitments, and other contractual obligations.

Assets and liabilities

The following table provides the contractual maturity profile of our on-balance sheet assets and liabilities at their carrying values. Contractual maturities provide input for determining a behavioural balance sheet, which constitutes a key component of CIBC’s liquidity risk management framework.

$ millions, as at January 31, 2016	Less than 1 month	1 - 3 months	3 - 6 months	6 - 9 months	9 - 12 months	1 - 2 years	2 - 5 years	Over 5 years	No specified maturity	Total
Assets
Cash and non-interest-bearing deposits with banks	$3,255	$–	$–	$–	$–	$–	$–	$–	$–	$3,255
Interest-bearing deposits with banks	9,374	–	–	–	–	–	–	–	–	9,374
Securities	2,215	2,870	2,301	2,460	2,003	6,440	15,688	12,255	32,271	78,503
Cash collateral on securities borrowed	3,982	–	–	–	–	–	–	–	–	3,982
Securities purchased under resale agreements	14,793	8,956	3,845	3,188	–	47	–	–	–	30,829
Loans
Residential mortgages	1,832	5,618	11,245	8,898	6,562	28,960	101,651	7,524	708	172,998
Personal	283	605	925	862	926	110	285	2,719	29,691	36,406
Credit card	248	496	744	744	744	2,978	5,863	–	–	11,817
Business and government	4,140	2,447	3,646	2,928	2,945	11,360	23,935	12,163	7,733	71,297
Allowance for credit losses	–	–	–	–	–	–	–	–	(1,790)	(1,790)
Derivative instruments	1,843	3,308	1,843	876	1,884	2,853	7,545	11,787	–	31,939
Customers’ liability under acceptances	9,091	1,425	55	1	1	–	–	–	–	10,573
Other assets	–	–	–	–	–	–	–	–	19,849	19,849
	$51,056	$25,725	$24,604	$19,957	$15,065	$52,748	$154,967	$46,448	$88,462	$479,032
October 31, 2015	$54,058	$22,927	$21,064	$22,485	$16,347	$49,380	$141,529	$47,362	$88,157	$463,309
Liabilities
Deposits (1)	$29,982	$27,489	$37,028	$15,712	$17,215	$28,631	$40,307	$6,373	$174,497	$377,234
Obligations related to securities sold short	9,590	–	–	–	–	–	–	–	–	9,590
Cash collateral on securities lent	2,340	–	–	–	–	–	–	–	–	2,340
Obligations related to securities sold under repurchase agreements	5,517	1,027	–	–	–	–	–	–	–	6,544
Derivative instruments	1,975	3,122	1,811	885	2,412	5,385	8,877	11,235	–	35,702
Acceptances	9,097	1,425	55	1	1	–	–	–	–	10,579
Other liabilities	–	–	–	–	–	–	–	–	11,693	11,693
Subordinated indebtedness	–	–	–	–	–	–	43	3,342	–	3,385
Equity	–	–	–	–	–	–	–	–	21,965	21,965
	$58,501	$33,063	$38,894	$16,598	$19,628	$34,016	$49,227	$20,950	$208,155	$479,032
October 31, 2015	$60,305	$34,090	$27,455	$26,453	$15,499	$30,998	$47,403	$18,902	$202,204	$463,309
(1)	Comprises $142.6 billion (October 31, 2015: $137.4 billion) of personal deposits of which $137.5 billion (October 31, 2015: $132.7 billion) are in Canada and $5.1 billion (October 31, 2015: $4.7 billion) are in other countries; $222.0 billion (October 31, 2015: $218.5 billion) of business and government deposits and secured borrowings of which $157.1 billion (October 31, 2015: $158.9 billion) are in Canada and $64.9 billion (October 31, 2015: $59.6 billion) are in other countries; and $12.6 billion (October 31, 2015: $10.8 billion) of bank deposits of which $4.4 billion (October 31, 2015: $4.0 billion) are in Canada and $8.2 billion (October 31, 2015: $6.8 billion) are in other countries.

The changes in the contractual maturity profile were primarily due to the natural migration of maturities and also reflect the impact of our regular business activities.

Credit-related commitments

The following table provides the contractual maturity of notional amounts of credit-related commitments. Since a significant portion of commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements.

$ millions, as at January 31, 2016	Less than 1 month	1 - 3 months	3 - 6 months	6 - 9 months	9 - 12 months	1 - 2 years	2 - 5 years	Over 5 years	No specified maturity (1)	Total
Securities lending (2)	$22,044	$9,679	$1,026	$–	$–	$–	$–	$–	$–	$32,749
Unutilized credit commitments	601	5,059	1,170	1,692	1,475	6,700	33,375	1,001	127,506	178,579
Backstop liquidity facilities	4,180	668	306	1,588	737	483	–	14	–	7,976
Standby and performance letters of credit	1,867	1,538	2,187	1,632	3,002	665	850	241	–	11,982
Documentary and commercial letters of credit	55	70	31	6	19	11	5	–	–	197
Other	244	–	–	–	–	–	–	–	–	244
	$28,991	$17,014	$4,720	$4,918	$5,233	$7,859	$34,230	$1,256	$127,506	$231,727
October 31, 2015	$25,115	$19,910	$5,597	$4,322	$3,748	$8,912	$32,321	$1,560	$124,034	$225,519
(1)	Includes $99.2 billion (October 31, 2015: $97.1 billion) of personal, home equity and credit card lines, which are unconditionally cancellable at our discretion.
(2)	Excludes securities lending of $2.3 billion (October 31, 2015: $1.4 billion) for cash because it is reported on the interim consolidated balance sheet.

CIBC FIRST QUARTER 2016	37

Other contractual obligations

The following table provides the contractual maturities of other contractual obligations affecting our funding needs:

$ millions, as at January 31, 2016	Less than 1 month	1 - 3 months	3 - 6 months	6 - 9 months	9 - 12 months	1 - 2 years	2 - 5 years	Over 5 years	Total
Operating leases	$37	$73	$110	$109	$108	$412	$914	$1,070	$2,833
Purchase obligations (1)	54	145	220	236	175	621	849	429	2,729
Pension contributions (2)	14	27	41	41	–	–	–	–	123
Underwriting commitments	112	72	–	–	–	–	–	–	184
Investment commitments	–	–	–	–	5	5	10	120	140
	$217	$317	$371	$386	$288	$1,038	$1,773	$1,619	$6,009
October 31, 2015	$797	$284	$306	$336	$340	$1,093	$1,869	$1,669	$6,694
(1)	Obligations that are legally binding agreements whereby we agree to purchase products or services with specific minimum or baseline quantities defined at fixed, minimum or variable prices over a specified period of time are defined as purchase obligations. Purchase obligations are included through to the termination date specified in the respective agreements, even if the contract is renewable. Many of the purchase agreements for goods and services include clauses that would allow us to cancel the agreement prior to expiration of the contract within a specific notice period. However, the amount above includes our obligations without regard to such termination clauses (unless actual notice of our intention to terminate the agreement has been communicated to the counterparty). The table excludes purchases of debt and equity instruments that settle within standard market timeframes.
(2)	Includes estimated minimum funding contributions for our funded defined benefit pension plans in Canada, the U.S., the U.K., and the Caribbean. Estimated minimum funding contributions are included only for the next annual period as the minimum contributions are affected by various factors, such as market performance and regulatory requirements, and therefore are subject to significant variability.

Other risks

We also have policies and processes to measure, monitor and control other risks, including strategic, insurance, operational, technology, information and cyber security, reputation and legal, regulatory compliance, and environmental risks. These risks and related policies and processes have not changed significantly from those described on pages 73 to 75 of the 2015 Annual Report.

38	CIBC FIRST QUARTER 2016

Accounting and control matters

Critical accounting policies and estimates

A summary of significant accounting policies is presented in Note 1 to the consolidated financial statements of the 2015 Annual Report. The interim consolidated financial statements have been prepared using the same accounting policies as CIBC’s consolidated financial statements for the year ended October 31, 2015. Certain accounting policies require us to make judgments and estimates, some of which may relate to matters that are uncertain.

Valuation of financial instruments

Debt and equity trading securities, trading business and government loans, obligations related to securities sold short, derivative contracts, AFS securities and FVO financial instruments are carried at fair value. FVO financial instruments include certain debt securities, structured deposits and business and government deposits. Retail mortgage interest rate commitments are also designated as FVO financial instruments.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability at the measurement date in an orderly arm’s-length transaction between market participants in the principal market under current market conditions (i.e., the exit price). Fair value measurements are categorized into levels within a fair value hierarchy based on the nature of the valuation inputs (Level 1, 2 or 3). We have an established and well-documented process for determining fair value. Fair value is based on unadjusted quoted prices in an active market for the same instrument, where available (Level 1). If active market prices or quotes are not available for an instrument, fair value is then based on valuation models in which the significant inputs are observable (Level 2) or in which one or more of the significant inputs are non-observable (Level 3). Estimating fair value requires the application of judgment. The type and level of judgment required is largely dependent on the amount of observable market information available. For instruments valued using internally developed models that use significant non-observable market inputs and are therefore classified within Level 3 of the hierarchy, the judgment used to estimate fair value is more significant than when estimating the fair value of instruments classified within Levels 1 and 2. To ensure that valuations are appropriate, a number of policies and controls are in place. Independent validation of fair value is performed at least on a monthly basis. Valuation inputs are verified to external sources such as exchange quotes, broker quotes or other management-approved independent pricing sources.

The following table presents amounts, in each category of financial instruments, which are fair valued using valuation techniques based on Level 3 inputs, for the structured credit run-off business and total consolidated CIBC. For further details of the valuation of and sensitivity associated with Level 3 financial assets and liabilities, see Note 2 to the interim consolidated financial statements.

$ millions, as at	2016 Jan. 31			2015 Oct. 31
	Structured credit	Total	Total	Structured credit	Total	Total
	run-off business	CIBC	CIBC (1)	run-off business	CIBC	CIBC (1)
Assets
Trading securities and loans	$567	$614	1.2%	$565	$611	1.2%
AFS securities	32	1,887	5.5	32	2,041	7.2
FVO securities	115	115	40.8	111	111	41.6
Derivative instruments	169	199	0.6	165	192	0.7
	$883	$2,815	2.4%	$873	$2,955	2.7%
Liabilities
Deposits and other liabilities (2)	$280	$448	18.8%	$280	$474	17.8%
Derivative instruments	247	311	0.9	244	297	1.0
	$527	$759	1.6%	$524	$771	1.9%
(1)	Represents the percentage of Level 3 assets and liabilities over total assets and liabilities for each reported category that are carried on the interim consolidated financial statements at fair value.
(2)	Includes FVO deposits and bifurcated embedded derivatives.

Fair value adjustments

We apply judgment in establishing valuation adjustments that take into account various factors that may have an impact on the valuation of financial instruments that are carried at fair value on the consolidated balance sheet. Such factors include, but are not limited to, the bid-offer spread, illiquidity due to lack of market depth and other market risks, parameter uncertainty, model risk, credit risk, and future administration costs.

The establishment of fair value adjustments and the determination of the amount of write-downs involve estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments and the amount of write-downs on an ongoing basis. The levels of fair value adjustments and the amount of the write-downs could change as events warrant and may not reflect ultimate realizable amounts.

The following table summarizes our valuation adjustments:

$ millions, as at	2016 Jan. 31	2015 Oct. 31
Securities
Market risk	$2	$1
Derivatives
Market risk	65	68
Credit risk	138	99
Administration costs	5	6
Total valuation adjustments	$210	$174

CIBC FIRST QUARTER 2016	39

Allowance for credit losses

We establish and maintain an allowance for credit losses that is considered the best estimate of probable credit-related losses existing in our portfolio of on- and off-balance sheet financial instruments, giving due regard to current conditions.

The allowance for credit losses consists of individual and collective components.

Individual allowances

The majority of our business and government loan portfolios are assessed on an individual loan basis. Individual allowances are established when impaired loans are identified within the individually assessed portfolios. A loan is classified as impaired when we are of the opinion that there is no longer a reasonable assurance of the full and timely collection of principal and interest. The individual allowance is the amount required to reduce the carrying value of an impaired loan to its estimated realizable amount. This is determined by discounting the expected future cash flows at the effective interest rate inherent in the loan.

Individual allowances are not established for portfolios that are collectively assessed, including most retail portfolios.

Collective allowances

Consumer and certain small business allowances

Residential mortgages, credit card loans, personal loans, and certain small business loan portfolios consist of large numbers of homogeneous balances of relatively small amounts, for which we take a portfolio approach to establish the collective allowance. As it is not practical to review each individual loan, we utilize a formula basis, by reference to historical ratios of write-offs to current accounts and balances in arrears. For residential mortgages, personal loans and certain small business loans, this historical loss experience enables CIBC to determine appropriate probability of default (PD) and LGD parameters, which are used in the calculation of the portion of the collective allowance for current accounts. The PDs determined by this process that correspond to the risk levels in our retail portfolios are disclosed on page 51 of the 2015 Annual Report. For credit card loans, non-current residential mortgages, personal loans and certain small business loans, the historical loss experience enables CIBC to calculate flows to write-off in our models that determine the collective allowance that pertain to these loans.

We also consider estimates of the time periods over which losses that are present would be identified and a provision taken, our view of current economic and portfolio trends, and evidence of credit quality improvements or deterioration. On a regular basis, the parameters that affect the allowance calculation are updated, based on our experience and the economic environment.

Business and government allowances

For groups of individually assessed loans for which no objective evidence of impairment has been identified on an individual basis, a collective allowance is provided for losses which we estimate are inherent in the portfolio at the reporting date, but not yet specifically identified from an individual assessment of the loan.

The methodology for determining the appropriate level of the collective allowance incorporates a number of factors, including the size of the portfolios, expected loss rates, and relative risk profiles. We also consider estimates of the time periods over which losses that are present would be identified and a provision taken, our view of current economic and portfolio trends, and evidence of credit quality improvements or deterioration. On a regular basis, the parameters that affect the collective allowance calculation are updated, based on our experience and the economic environment. Expected loss rates for business loan portfolios are based on the risk rating of each credit facility and on the PD factors associated with each risk rating, as well as estimates of LGD. The PD factors reflect our historical loss experience and are supplemented by data derived from defaults in the public debt markets. Our risk-rating method and categories are disclosed on page 50 of the 2015 Annual Report. Historical loss experience is adjusted based on observable data to reflect the effects of current conditions. LGD estimates are based on our experience over past years.

For further details on the allowance for credit losses, see Note 5 to the interim consolidated financial statements.

Securitizations and structured entities

Securitization of our own assets

Under IFRS 10 “Consolidated Financial Statements”, judgment is exercised in determining whether an investor controls an investee including assessing whether the investor has: (i) power over the investee; (ii) exposure, or rights, to variable returns from its involvement with the investee; and (iii) the ability to affect those returns through its power over the investee.

We sponsor several SEs that purchase and securitize our own assets including Cards II Trust, Broadway Trust and Crisp Trust, which we consolidate under IFRS 10.

We also securitize our own mortgage assets through a government-sponsored securitization program. We sell these securitized assets to a government-sponsored securitization vehicle that we do not consolidate, as well as to other third parties. International Accounting Standard (IAS) 39 “Financial Instruments: Recognition and Measurement” provides guidance on when to derecognize financial assets. A financial asset is derecognized when the contractual rights to receive cash flows from the asset have expired, or when we have transferred the rights to receive cash flows from the asset such that:

•	We have transferred substantially all the risks and rewards of the asset; or
•	We have neither transferred nor retained substantially all the risks and rewards of the asset, but have transferred control of the asset.

We have determined that our securitization activities related to residential mortgages and cards receivables are accounted for as secured borrowing transactions because we have not met the aforementioned criteria.

In addition, we sell and derecognize commercial mortgages through a pass-through arrangement with a trust that securitizes these mortgages into ownership certificates held by various external investors. We continue to perform special servicing of the mortgages in exchange for a market-based fee and do not consolidate the trust. We also sell certain U.S. commercial mortgages to third-parties that qualify for derecognition because we have transferred substantially all the risks and rewards of the mortgages and have no continuing involvement after the transfer.

Securitization of third-party assets

We also sponsor several SEs that purchase pools of third-party assets. We consider a number of factors in determining whether CIBC controls these SEs. We monitor the extent to which we support these SEs, through direct investment in the debt issued by the SEs and through the provision of liquidity protection to the other debtholders, to assess whether we should consolidate these entities.

IFRS 10 also requires that we reconsider our consolidation assessment if facts and circumstances relevant to the entities indicate that there are changes to one or more of the three elements of control described above. Factors that trigger reassessment include, but are not limited to, significant changes in ownership structure of the entities, changes in contractual or governance arrangements, provision of a liquidity facility beyond the original terms, transactions with the entities that were not contemplated originally and changes in the financing structure of the entities.

40	CIBC FIRST QUARTER 2016

Specifically, in relation to our multi-seller conduits, we would reconsider our consolidation assessment if our level of interest in the ABCP issued by conduits changes significantly, or in the rare event that the liquidity facility we provide to the conduits is drawn or amended.

A significant increase in our holdings of the outstanding commercial paper issued by the conduits would become more likely in a scenario in which the market for bank-sponsored ABCP suffered a significant deterioration such that the conduits were unable to roll their ABCP.

For additional information on the securitizations of our own assets and third-party assets, see the “Off-balance sheet arrangements” section and Note 6 to the interim consolidated financial statements.

Asset impairment

Goodwill, other intangible assets and long-lived assets

As at January 31, 2016, we had goodwill of $1,564 million (October 31, 2015: $1,526 million). Goodwill is not amortized, but is tested, at least annually, for impairment by comparing the recoverable amount of the cash-generating unit (CGU) to which goodwill has been allocated, with the carrying amount of the CGU including goodwill. Any deficiency is recognized as impairment of goodwill. The recoverable amount of a CGU is defined as the higher of its estimated fair value less cost to sell and its value in use. Goodwill is also required to be tested for impairment whenever there are indicators that it may be impaired.

Estimation of the recoverable amount is an area of significant judgment. Recoverable amounts are estimated using internally developed models which require the use of significant assumptions including forecasted earnings, discount rates, growth rates, forecasted regulatory capital requirements, and price-earnings multiples. Reductions in the estimated recoverable amount could arise from various factors, such as, reductions in forecasted cash flows, an increase in the assumed level of required capital, and any adverse changes to the discount rate or terminal growth rates either in isolation or in any combination thereof. Where our estimated recoverable amount is not significantly in excess of the carrying amount of the CGU, additional judgment is required, and reductions in the recoverable amount are more likely to give rise to a deficiency which would result in an impairment charge.

The recoverable amount of CIBC FirstCaribbean is based on a value in use calculation that is estimated using a five-year cash flow projection approved by management of CIBC FirstCaribbean and an estimate of the capital required to be maintained in the region to support ongoing operations.

We performed our annual impairment test as of August 1, 2015 based on a five-year forecast prepared by management of CIBC FirstCaribbean during the fourth quarter of 2015. While our 2015 annual impairment test did not result in an impairment charge, the forecast for CIBC FirstCaribbean reflected the currently challenging, but improving, economic conditions which continue to persist in the Caribbean region, as well as an expected further recovery in those conditions during the forecast period.

Economic conditions in the Caribbean region remain challenging, and recent market volatility suggests greater downside risk with respect to the broader economic outlook, including forward-looking interest rate forecasts. As a result, we continue to closely monitor our investment. Reductions in the estimated recoverable amount of our CIBC FirstCaribbean CGU could result in additional goodwill impairment charges in future periods. As at January 31, 2016, the carrying amount of goodwill relating to CIBC FirstCaribbean was $439 million (US$314 million).

Other intangible assets and long-lived assets

As at January 31, 2016, we had other intangible assets with an indefinite life of $143 million (October 31, 2015: $142 million). Acquired intangible assets are separately recognized if the benefits of the intangible assets are obtained through contractual or other legal rights, or if the intangible assets can be sold, transferred, licensed, rented, or exchanged. Determining the useful lives of intangible assets requires judgment and fact-based analysis.

Intangible assets with an indefinite life are not amortized but are assessed for impairment by comparing the recoverable amount to the carrying amount. An impairment test is required at least annually, or whenever there are indicators that these assets may be impaired.

Long-lived assets and other identifiable intangible assets with a definite life are amortized over their estimated useful lives. These assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount is higher than the recoverable amount. The recoverable amount is defined as the higher of the estimated fair value less cost to sell and value in use.

Determining the recoverable amount of intangible assets and long-lived assets is an area of judgment as we estimate the future cash flows expected to result from the use of the asset and, where appropriate, cash flows arising from the asset’s eventual disposition.

Income taxes

We are subject to income tax laws in the various jurisdictions where we operate, and the tax laws in those jurisdictions are potentially subject to different interpretations by us and the relevant taxation authority. We use judgment in the estimation of income taxes and deferred income tax assets and liabilities. As a result, management judgment is applied in the interpretation of the relevant tax laws and in estimating the provision for current and deferred income taxes. Deferred tax assets or liabilities are determined for each temporary difference based on the tax rates that are expected to be in effect in the period that the assets are realized or the liabilities are settled. Deferred tax liabilities are generally recognized for all taxable temporary differences unless the temporary differences relate to our net investments in foreign operations and will not reverse in the foreseeable future.

We are required to assess whether it is probable that our deferred income tax assets will be realized prior to their expiration and, based on all the available evidence, determine if any portion of our deferred income tax assets should not be recognized. The factors used to assess the probability of realization are our past experience of income and capital gains, forecast of future net income before income taxes, available tax planning strategies that could be implemented to realize the deferred income tax assets, and the remaining expiration period of tax loss carryforwards. In addition, for deductible temporary differences arising from our investments in foreign operations, we must consider whether the temporary difference will reverse in the foreseeable future. Although realization is not assured, we believe, based on all the available evidence, it is probable that the recognized deferred income tax assets will be realized.

Income tax accounting impacts all our reporting segments. For further details of our income taxes, see Note 11 to the interim consolidated financial statements.

Contingent liabilities and provision

Legal proceedings and other contingencies

In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. Legal provisions are established if, in the opinion of management, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount within the range appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point in the range is accrued. In some instances, however, it is not possible either to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made.

While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on our consolidated financial statements.

CIBC FIRST QUARTER 2016	41

However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period. We regularly assess the adequacy of CIBC’s litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.

The provisions disclosed in Note 23 to the 2015 annual consolidated financial statements included all of CIBC’s accruals for legal matters as at that date, including amounts related to the significant legal proceedings described in that note and to other legal matters.

CIBC considers losses to be reasonably possible when they are neither probable nor remote. It is reasonably possible that CIBC may incur losses in addition to the amounts recorded when the loss accrued is the mid-point of a range of reasonably possible losses, or the potential loss pertains to a matter in which an unfavourable outcome is reasonably possible but not probable.

CIBC believes the estimate of the aggregate range of reasonably possible losses, in excess of the amounts accrued, for its significant legal proceedings, where it is possible to make such an estimate, is from nil to approximately $1.3 billion as at January 31, 2016. This estimated aggregate range of reasonably possible losses is based upon currently available information for those significant proceedings in which CIBC is involved, taking into account CIBC’s best estimate of such losses for those cases for which an estimate can be made. CIBC’s estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of the liability has yet to be determined. The range does not include potential punitive damages and interest. The matters underlying the estimated range as at January 31, 2016, consist of the significant legal matters disclosed in Note 23 to the 2015 annual consolidated financial statements as updated below. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain matters, CIBC does not believe that an estimate can currently be made as many of them are in preliminary stages and certain matters have no specific amount claimed. Consequently, these matters are not included in the range.

The following developments related to our significant legal proceedings occurred since the issuance of our 2015 annual consolidated financial statements:

•	Green v. Canadian Imperial Bank of Commerce, et al: In December 2015, the Supreme Court of Canada upheld the Ontario Court of Appeal’s decision allowing the matter to proceed as a certified class action.
•	Mortgage Prepayment Class Actions: CIBC’s appeal of the certification decision in Sherry is scheduled for April 2016.
•	Cerberus Capital Management L.P. v. CIBC: In January 2016, CIBC delivered its Answer and Counterclaims.

Other than the items described above, there are no significant developments in the matters identified in Note 23 to our 2015 annual consolidated financial statements, and no new significant legal proceedings have arisen since the issuance of our 2015 annual consolidated financial statements.

Restructuring

During 2015, we recorded cumulative restructuring charges of $296 million ($225 million after-tax) in Corporate and Other. The charges primarily related to employee severance and included Project Clarity, a bank-wide priority focused on simplifying our bank. The charges also included restructuring costs related to CIBC FirstCaribbean, which included charges related to the sale by CIBC FirstCaribbean of its Belize banking operations. As at January 31, 2016, the remaining provision relating to these restructuring charges was $200 million. While this amount represents our best estimate as at January 31, 2016 of the amount required to settle the obligation, uncertainty exists with respect to when the obligation will be settled and the amounts ultimately paid, as this will largely depend upon individual facts and circumstances.

For further details on our restructuring provision, see Note 23 to our 2015 annual consolidated financial statements.

Post-employment and other long-term benefit plan assumptions

We sponsor a number of benefit plans to eligible employees, including registered and supplemental pension plans, and post-retirement medical and dental plans (other post-employment benefit plans). We also continue to sponsor a long-term disability income replacement plan and associated medical and dental benefits (collectively, other long-term benefit plans). The long-term disability plan was closed to new claims effective June 1, 2004.

The calculation of net defined benefit plan expense and obligations depends on various actuarial assumptions such as discount rates, health-care cost trend rates, turnover of employees, projected salary increases, retirement age, and mortality rates. The actuarial assumptions used for determining the net defined benefit expense for a fiscal year are set at the beginning of the annual reporting period, are reviewed in accordance with accepted actuarial practice and are approved by management.

The discount rate assumption used in measuring the net defined benefit plan expense and obligations reflects market yields, as of the measurement date, on high quality debt instruments with a currency and term to maturity that match the currency and expected timing of benefit payments. Our discount rate is estimated by developing a yield curve based on high quality corporate bonds. While there is a deep market of high quality corporate bonds denominated in Canadian dollars with short and medium terms to maturity, there is not a deep market in bonds with terms to maturity that match the timing of all the expected benefit payments for all of our Canadian plans. As a result, for our Canadian pension, other post-employment and other long-term benefit plans, we estimate the yields of high quality corporate bonds with longer term maturities by extrapolating current yields on bonds with short- and medium-term durations along the yield curve. Judgment is required in constructing the yield curve, and as a result, different methodologies applied in constructing the yield curve can give rise to different discount rates.

For further details of our annual pension and other post-employment expense and obligations, see Note 19 to the 2015 annual consolidated financial statements.

42	CIBC FIRST QUARTER 2016

Accounting developments

Transition to IFRS 9

IFRS 9 “Financial Instruments” (IFRS 9) replaces IAS 39 “Financial Instruments: Recognition and Measurement” and is effective for annual periods beginning on or after January 1, 2018, which for us would have been on November 1, 2018. Early application is permitted if an entity applies all the requirements of the standard. During 2015, OSFI issued a final advisory that requires D-SIBs to adopt IFRS 9 for their annual period beginning on November 1, 2017, one year earlier than required by the IASB. As a D-SIB, we will publish our first interim consolidated financial statements under IFRS 9 for the quarter ended January 31, 2018, except for the “own credit” provisions of IFRS 9, which we voluntarily early adopted as of November 1, 2014. IFRS 9 is required to be applied on a retrospective basis, with certain exceptions.

In December 2015, the BCBS finalized “Guidance on credit risk and accounting for expected credit losses”, which sets out supervisory guidance for banks relating to sound credit risk practices associated with implementing and applying an expected credit loss (ECL) accounting framework, which includes the ECL methodology in IFRS 9. OSFI is expected to issue guidance that will effectively require the application of the BCBS guidance for D-SIBs. We are currently designing the application of the IFRS 9 ECL methodology to our loan and debt security portfolios, which takes into account the BCBS’s supervisory guidance. See pages 80 and 81 of our 2015 Annual Report for more details on our transition program.

Regulatory developments

Dodd-Frank Wall Street Reform and Consumer Protection Act

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was enacted in the U.S. in July 2010. The Dodd-Frank Act contains many broad reforms impacting the financial services industry. These reforms impact every financial institution in the U.S. and many financial institutions that operate outside the U.S. While certain portions of the Dodd-Frank Act became effective immediately, or are now effective following transition periods or final rulemakings, the effectiveness of other portions is still subject to final rulemakings by U.S. government agencies, or the expiration of transition periods. Accordingly, it remains difficult to fully assess the impact that the Dodd-Frank Act will have on CIBC, and on the financial services industry in general. CIBC is subject to a number of specific requirements, including, among other things, mandatory clearing, trade reporting and registration of OTC derivative trading activities, heightened capital, liquidity and prudential standards, such as the enhanced prudential standards and early remediation requirements under Sections 165 and 166 of the Dodd-Frank Act, and restrictions on proprietary trading, private equity and hedge fund activities, commonly known as the Volcker Rule. CIBC continues to devote resources necessary to ensure that we implement the requirements in compliance with all applicable regulations under the Dodd-Frank Act. We continually monitor developments to prepare for rulemakings that have the potential to impact our operations in the U.S. and elsewhere. Although these reforms have increased our cost of regulatory compliance and have restricted our ability to engage in certain activities in the U.S. and elsewhere, we do not expect costs and restrictions associated with the new regulations to have a material impact on our financial results.

Automatic Exchange of Information – Organisation for Economic Co-operation and Development (OECD)

Under the initiative of the OECD, many countries have committed to automatic exchange of information relating to accounts held by tax residents of signatory countries, using a Common Reporting Standard (CRS). CRS was implemented in “early adopter” countries in January 2016, with other countries, including Canada agreeing to implementation in subsequent years, through the adoption of local legislation. CIBC will meet all obligations imposed under the CRS, in accordance with local law, in all applicable jurisdictions in which it operates.

Principles for Effective Risk Data Aggregation and Risk Reporting

In January 2013, the BCBS published “Principles for Effective Risk Data Aggregation and Risk Reporting”. The Principles outline the BCBS’ expectations to enhance risk data governance oversight and to improve risk data aggregation and reporting practices, thereby facilitating timely, consistent, and accurate decision making. It is expected that we will be subject to greater reporting scrutiny and may incur increased operating costs as a result of the Principles. We have an enterprise-wide Risk Data Aggregation initiative underway to be compliant with the Principles.

Controls and procedures

Disclosure controls and procedures

CIBC’s management, with the participation of the President and Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of CIBC’s disclosure controls and procedures as at January 31, 2016 (as defined in the rules of the SEC and the Canadian Securities Administrators). Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer have concluded that such disclosure controls and procedures were effective.

Changes in internal control over financial reporting

There have been no changes in CIBC’s internal control over financial reporting during the quarter ended January 31, 2016, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

CIBC FIRST QUARTER 2016	43

Interim consolidated financial statements

(Unaudited)

Contents

45	Consolidated balance sheet
46	Consolidated statement of income
47	Consolidated statement of comprehensive income
48	Consolidated statement of changes in equity
49	Consolidated statement of cash flows
50	Notes to the interim consolidated financial statements

50	Note 1	–	Changes in accounting policies
51	Note 2	–	Fair value measurement
55	Note 3	–	Significant disposition
56	Note 4	–	Securities
56	Note 5	–	Loans
57	Note 6	–	Structured entities and derecognition of financial assets
58	Note 7	–	Deposits

58	Note 8	–	Subordinated indebtedness
59	Note 9	–	Share capital
60	Note 10	–	Post-employment benefits
60	Note 11	–	Income taxes
60	Note 12	–	Earnings per share
61	Note 13	–	Contingent liabilities and provision
62	Note 14	–	Segmented information
63	Note 15	–	Financial instruments – disclosures

44	CIBC FIRST QUARTER 2016

Consolidated balance sheet

Unaudited, $ millions, as at	2016 Jan. 31	2015 Oct. 31
ASSETS
Cash and non-interest-bearing deposits with banks	$3,255	$3,053
Interest-bearing deposits with banks	9,374	15,584
Securities
Trading	44,084	46,181
Available-for-sale (AFS) (Note 4)	34,137	28,534
Designated at fair value (FVO)	282	267
	78,503	74,982
Cash collateral on securities borrowed	3,982	3,245
Securities purchased under resale agreements	30,829	30,089
Loans
Residential mortgages	172,998	169,258
Personal	36,406	36,517
Credit card	11,817	11,804
Business and government	71,297	65,276
Allowance for credit losses (Note 5)	(1,790)	(1,670)
	290,728	281,185
Other
Derivative instruments	31,939	26,342
Customers’ liability under acceptances	10,573	9,796
Land, buildings and equipment	1,930	1,897
Goodwill	1,564	1,526
Software and other intangible assets	1,266	1,197
Investments in equity-accounted associates and joint ventures (Note 3)	1,839	1,847
Deferred tax asset	713	507
Other assets	12,537	12,059
	62,361	55,171
	$479,032	$463,309
LIABILITIES AND EQUITY
Deposits (Note 7)
Personal	$142,583	$137,378
Business and government	183,423	178,850
Bank	12,638	10,785
Secured borrowings	38,590	39,644
	377,234	366,657
Obligations related to securities sold short	9,590	9,806
Cash collateral on securities lent	2,340	1,429
Obligations related to securities sold under repurchase agreements	6,544	8,914
Other
Derivative instruments	35,702	29,057
Acceptances	10,579	9,796
Deferred tax liability	28	28
Other liabilities	11,665	12,195
	57,974	51,076
Subordinated indebtedness	3,385	3,874
Equity
Preferred shares	1,000	1,000
Common shares (Note 9)	7,786	7,813
Contributed surplus	75	76
Retained earnings	11,785	11,433
Accumulated other comprehensive income (AOCI)	1,124	1,038
Total shareholders’ equity	21,770	21,360
Non-controlling interests	195	193
Total equity	21,965	21,553
	$479,032	$463,309

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC FIRST QUARTER 2016	45

Consolidated statement of income

Unaudited, $ millions, except as noted, for the three months ended	2016 Jan. 31	2015 Oct. 31	2015 Jan. 31
Interest income
Loans	$2,426	$2,385	$2,464
Securities	435	385	389
Securities borrowed or purchased under resale agreements	73	60	99
Deposits with banks	33	23	19
	2,967	2,853	2,971
Interest expense
Deposits	742	680	843
Securities sold short	55	52	73
Securities lent or sold under repurchase agreements	24	23	35
Subordinated indebtedness	28	39	51
Other	12	16	13
	861	810	1,015
Net interest income	2,106	2,043	1,956
Non-interest income
Underwriting and advisory fees	80	100	87
Deposit and payment fees	213	208	205
Credit fees	147	140	127
Card fees	122	115	111
Investment management and custodial fees	212	208	194
Mutual fund fees	366	363	371
Insurance fees, net of claims	100	103	86
Commissions on securities transactions	84	88	102
Trading loss	(46)	(114)	(8)
AFS securities gains, net	8	19	61
FVO gains (losses), net	5	19	(2)
Foreign exchange other than trading	57	46	7
Income from equity-accounted associates and joint ventures	29	37	43
Other	104	108	119
	1,481	1,440	1,503
Total revenue	3,587	3,483	3,459
Provision for credit losses (Note 5)	262	198	187
Non-interest expenses
Employee compensation and benefits	1,217	1,379	1,311
Occupancy costs	200	209	189
Computer, software and office equipment	321	335	310
Communications	81	80	82
Advertising and business development	63	80	61
Professional fees	44	78	39
Business and capital taxes	21	16	19
Other	217	206	184
	2,164	2,383	2,195
Income before income taxes	1,161	902	1,077
Income taxes	179	124	154
Net income	$982	$778	$923
Net income attributable to non-controlling interests	$5	$2	$3
Preferred shareholders	$9	$9	$13
Common shareholders	968	767	907
Net income attributable to equity shareholders	$977	$776	$920
Earnings per share (in dollars) (Note 12)
Basic	$2.44	$1.93	$2.28
Diluted	2.43	1.93	2.28
Dividends per common share (in dollars)	1.15	1.12	1.03

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

46	CIBC FIRST QUARTER 2016

Consolidated statement of comprehensive income

Unaudited, $ millions, for the three months ended	2016 Jan. 31	2015 Oct. 31	2015 Jan. 31
Net income	$982	$778	$923
Other comprehensive income (OCI), net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	742	2	1,140
Net gains (losses) on hedges of investments in foreign operations	(340)	(2)	(563)
	402	–	577
Net change in AFS securities
Net gains (losses) on AFS securities	(16)	(71)	7
Net (gains) losses on AFS securities reclassified to net income	(6)	(15)	(42)
	(22)	(86)	(35)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(40)	35	(77)
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	33	(29)	50
	(7)	6	(27)
OCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	(286)	240	(344)
Net fair value change of FVO liabilities attributable to changes in credit risk	(1)	7	(2)
Total OCI (1)	86	167	169
Comprehensive income	$1,068	$945	$1,092
Comprehensive income (loss) attributable to non-controlling interests	$5	$2	$3
Preferred shareholders	$9	$9	$13
Common shareholders	1,054	934	1,076
Comprehensive income attributable to equity shareholders	$1,063	$943	$1,089
(1)	Includes $4 million of losses for the quarter ended January 31, 2016 (October 31, 2015: $15 million of losses; January 31, 2015: $11 million of gains), relating to our investments in equity-accounted associates and joint ventures.

Unaudited, $ millions, for the three months ended	2016 Jan. 31	2015 Oct. 31	2015 Jan. 31
Income tax (expense) benefit
Subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$(61)	$–	$(95)
Net gains (losses) on hedges of investments in foreign operations	85	1	69
	24	1	(26)
Net change in AFS securities
Net gains (losses) on AFS securities	8	18	23
Net (gains) losses on AFS securities reclassified to net income	2	5	23
	10	23	46
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	14	(13)	28
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	(11)	10	(18)
	3	(3)	10
Not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	104	(79)	122
Net fair value change of FVO liabilities attributable to changes in credit risk	–	(2)	1
	$141	$(60)	$153

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC FIRST QUARTER 2016	47

Consolidated statement of changes in equity

Unaudited, $ millions, for the three months ended	2016 Jan. 31	2015 Oct. 31	2015 Jan. 31
Preferred shares
Balance at beginning of period	$1,000	$1,000	$1,031
Issue of preferred shares	–	–	300
Redemption of preferred shares	–	–	(300)
Balance at end of period	$1,000	$1,000	$1,031
Common shares (Note 9)
Balance at beginning of period	$7,813	$7,800	$7,782
Issue of common shares	20	8	13
Purchase of common shares for cancellation	(46)	(2)	–
Treasury shares	(1)	7	(2)
Balance at end of period	$7,786	$7,813	$7,793
Contributed surplus
Balance at beginning of period	$76	$79	$75
Stock option expense	1	1	1
Stock options exercised	(3)	(1)	(2)
Other	1	(3)	3
Balance at end of period	$75	$76	$77
Retained earnings
Balance at beginning of period	$11,433	$11,119	$9,626
Net income attributable to equity shareholders	977	776	920
Dividends
Preferred	(9)	(9)	(13)
Common	(457)	(445)	(409)
Premium on purchase of common shares for cancellation	(159)	(9)	–
Other	–	1	(3)
Balance at end of period	$11,785	$11,433	$10,121
AOCI, net of income tax
AOCI, net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Balance at beginning of period	$1,035	$1,035	$313
Net change in foreign currency translation adjustments	402	–	577
Balance at end of period	$1,437	$1,035	$890
Net gains (losses) on AFS securities
Balance at beginning of period	$94	$180	$258
Net change in AFS securities	(22)	(86)	(35)
Balance at end of period	$72	$94	$223
Net gains (losses) on cash flow hedges
Balance at beginning of period	$22	$16	$26
Net change in cash flow hedges	(7)	6	(27)
Balance at end of period	$15	$22	$(1)
AOCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans
Balance at beginning of period	$(118)	$(358)	$(492)
Net change in post-employment defined benefit plans	(286)	240	(344)
Balance at end of period	$(404)	$(118)	$(836)
Net fair value change of FVO liabilities attributable to changes in credit risk
Balance at beginning of period	$5	$(2)	$–
Net change attributable to changes in credit risk	(1)	7	(2)
Balance at end of period	$4	$5	$(2)
Total AOCI, net of income tax	$1,124	$1,038	$274
Non-controlling interests
Balance at beginning of period	$193	$194	$164
Net income attributable to non-controlling interests	5	2	3
Dividends	(15)	–	(2)
Other	12	(3)	18
Balance at end of period	$195	$193	$183
Equity at end of period	$21,965	$21,553	$19,479

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

48	CIBC FIRST QUARTER 2016

Consolidated statement of cash flows

Unaudited, $ millions, for the three months ended	2016 Jan. 31	2015 Oct. 31	2015 Jan. 31
Cash flows provided by (used in) operating activities
Net income	$982	$778	$923
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	262	198	187
Amortization and impairment (1)	106	109	104
Stock option expense	1	1	1
Deferred income taxes	(34)	(11)	(72)
AFS securities gains, net	(8)	(19)	(61)
Net losses (gains) on disposal of land, buildings and equipment	–	(4)	1
Other non-cash items, net	(105)	(27)	(54)
Net changes in operating assets and liabilities
Interest-bearing deposits with banks	6,210	1,293	817
Loans, net of repayments	(9,651)	(4,104)	(6,243)
Deposits, net of withdrawals	10,421	5,847	13,701
Obligations related to securities sold short	(216)	(1,591)	(2,513)
Accrued interest receivable	(1)	(95)	(96)
Accrued interest payable	(342)	263	(246)
Derivative assets	(5,603)	3,675	(18,402)
Derivative liabilities	6,643	(2,815)	18,027
Trading securities	2,097	1,368	643
FVO securities	(15)	3	(22)
Other FVO assets and liabilities	(10)	421	(21)
Current income taxes	43	30	8
Cash collateral on securities lent	911	(138)	302
Obligations related to securities sold under repurchase agreements	(2,370)	812	(2,449)
Cash collateral on securities borrowed	(737)	114	(524)
Securities purchased under resale agreements	(740)	(2,098)	(699)
Other, net	(943)	(92)	(629)
	6,901	3,918	2,683
Cash flows provided by (used in) financing activities
Issue of subordinated indebtedness	1,000	–	–
Redemption/repurchase/maturity of subordinated indebtedness	(1,500)	–	(18)
Issue of preferred shares	–	–	300
Issue of common shares for cash	17	7	11
Purchase of common shares for cancellation	(205)	(11)	–
Net proceeds from treasury shares	(1)	7	(2)
Dividends paid	(466)	(454)	(422)
Share issuance costs	–	1	(3)
	(1,155)	(450)	(134)
Cash flows provided by (used in) investing activities
Purchase of AFS securities	(10,067)	(15,709)	(5,582)
Proceeds from sale of AFS securities	1,986	1,450	1,978
Proceeds from maturity of AFS securities	2,457	10,738	1,205
Net purchase of land, buildings and equipment	(50)	(91)	(64)
	(5,674)	(3,612)	(2,463)
Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	130	(1)	229
Net increase (decrease) in cash and non-interest-bearing deposits with banks during the period	202	(145)	315
Cash and non-interest-bearing deposits with banks at beginning of period	3,053	3,198	2,694
Cash and non-interest-bearing deposits with banks at end of period (2)	$3,255	$3,053	$3,009
Cash interest paid	$1,203	$548	$1,261
Cash income taxes paid	170	105	218
Cash interest and dividends received	2,966	2,758	2,875
(1)	Comprises amortization and impairment of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets.
(2)	Includes restricted balances of $432 million (October 31, 2015: $406 million; January 31, 2015: $394 million).

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC FIRST QUARTER 2016	49

Notes to the interim consolidated financial statements

(Unaudited)

The interim consolidated financial statements of CIBC are prepared in accordance with Section 308(4) of the Bank Act (Canada), which states that, except as otherwise specified by the Office of the Superintendent of Financial Institutions (OSFI), the financial statements are to be prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). There are no accounting requirements of OSFI that are exceptions to IFRS.

These interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” and do not include all of the information required for full annual consolidated financial statements. These interim consolidated financial statements follow the same accounting policies and methods of application as CIBC’s consolidated financial statements for the year ended October 31, 2015.

All amounts in these interim consolidated financial statements are presented in Canadian dollars, unless otherwise indicated. These interim consolidated financial statements were authorized for issue by the Board of Directors on February 24, 2016.

1.	Changes in accounting policies

(a)    Changes in accounting standards

There are no new or amended accounting standards that are effective for CIBC this fiscal year.

(b)    Future accounting policy changes

We are currently evaluating the impact of the following standards that are effective for us after fiscal 2016:

IFRS 15 “Revenue from Contracts with Customers” – issued in May 2014, replaces prior guidance, including IAS 18 “Revenue” and IFRIC 13 “Customer Loyalty Programmes”. The original effective date for us would have been November 1, 2017. However, in July 2015, the IASB decided to defer the effective date by one year. The new guidance includes a five-step recognition and measurement approach, requirements for accounting for contract costs, and enhanced quantitative and qualitative disclosure requirements.

IFRS 9 “Financial Instruments” – issued in July 2014, replaces IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, which for us would have been on November 1, 2018. Early application is permitted if an entity applies all of the requirements of the standard. During 2015, OSFI issued a final advisory that requires domestic systemically important banks (D-SIBs) to adopt IFRS 9 for their annual period beginning on November 1, 2017, one year earlier than required by the IASB. As a D-SIB, we will publish our first interim consolidated financial statements under IFRS 9 for the quarter ended January 31, 2018, except for the “own credit” provisions of IFRS 9, which we voluntarily early adopted as of November 1, 2014.

IFRS 9 consists of three main sections: (1) Classification and measurement of financial instruments; (2) Impairment; and (3) Hedge accounting. The IFRS 9 classification and measurement model requires that all debt instrument financial assets that do not meet a “solely payment of principal and interest” (SPPI) test, including those that contain embedded derivatives, be classified at initial recognition as fair value through profit or loss (FVTPL).

For debt instrument financial assets that meet the SPPI test, classification at initial recognition will be determined based on what business model under which these instruments are managed. Debt instruments that are managed on a “hold for trading” or “fair value” basis will be classified as FVTPL. Debt instruments that are managed on a “hold to collect and for sale” basis will be classified as fair value through OCI (FV-OCI) for debt. Debt instruments that are managed on a “hold to collect” basis will be classified as amortized cost.

For those debt instrument financial assets that would otherwise be classified as FV-OCI or amortized cost, an irrevocable designation can be made at initial recognition to instead measure the debt instrument at FVTPL under the fair value option (FVO) if doing so eliminates or significantly reduces an accounting mismatch and if certain OSFI requirements are met.

All equity instrument financial assets are required to be classified at initial recognition as FVTPL unless an irrevocable designation is made to classify the instrument as FV-OCI for equities. For instruments where an irrevocable designation has been made, all realized and unrealized gains and losses are recognized in OCI with no recycling to profit and loss. Only dividends continue to be recognized in profit and loss.

The classification and measurement of financial liabilities remain essentially unchanged from the current IAS 39 requirements, except that changes in fair value of FVO liabilities attributable to changes in own credit risk are to be presented in OCI, rather than profit and loss, which we early adopted as of November 1, 2014.

Derivatives will continue to be measured at FVTPL under IFRS 9.

The new impairment guidance sets out an expected credit loss (ECL) model applicable to all debt instrument financial assets classified as amortized cost or FV-OCI. In addition, the ECL model applies to loan commitments and financial guarantees that are not measured at FVTPL.

The application of the ECL methodology to non-impaired financial instruments requires entities to recognize 12 months of expected credit losses from the date the financial instrument is first recognized, and to recognize lifetime expected credit losses if the credit risk on that financial instrument has increased significantly since initial recognition. In assessing whether credit risk has increased significantly, entities are required to compare the risk of a default occurring on the financial instrument as at the reporting date, with the risk of a default occurring on the financial instrument as at the date of initial recognition. In subsequent reporting periods, if the credit risk of the financial instrument improves such that there is no longer a significant increase in credit risk since initial recognition, then entities shall revert to recognizing 12 months of expected credit losses. The ECL model under IFRS 9 also requires that lifetime expected credit losses be recognized for financial assets that are assessed as credit-impaired.

Hedge accounting guidance has been changed to better align the accounting with risk management activities. However, IFRS 9 allows the existing hedge accounting requirements under IAS 39 to continue in place of the hedge accounting requirements under IFRS 9, pending the completion of the IASB’s project on macro hedge accounting.

IFRS 16 “Leases” – issued in January 2016, replaces IAS 17 “Leases” and is effective for annual periods beginning on or after January 1, 2019, which for us will be on November 1, 2019. Early application is permitted if IFRS 15 has also been applied. For lessees, the new standard will result in on-balance sheet recognition for many leases that are considered operating leases under IAS 17, which will result in the gross-up of the balance sheet through the recognition of a right-of-use asset and a liability for the lease component of the future payments. Depreciation expense on the right-of-use asset and interest expense on the lease liability will replace the operating lease expense. The accounting for leases by lessors remains mostly unchanged from IAS 17.

50	CIBC FIRST QUARTER 2016

2.	Fair value measurement

The table below presents the level in the fair value hierarchy into which the fair values of financial instruments, that are carried at fair value on the interim consolidated balance sheet, are categorized:

	Level 1		Level 2		Level 3
	Quoted market price		Valuation technique – observable market inputs		Valuation technique – non-observable market inputs		Total	Total
$ millions, as at	2016 Jan. 31	2015 Oct. 31	2016 Jan. 31	2015 Oct. 31	2016 Jan. 31	2015 Oct. 31	2016 Jan. 31	2015 Oct. 31
Financial assets
Deposits with banks	$–	$–	$15	$501	$–	$–	$15	$501
Trading securities
Government issued or guaranteed	2,702	2,566	6,150	7,780	–	–	8,852	10,346
Corporate equity	31,197	31,728	575	712	47	46	31,819	32,486
Corporate debt	–	–	1,991	2,083	–	–	1,991	2,083
Mortgage- and asset-backed	–	–	855	701	567	565	1,422	1,266
	33,899	34,294	9,571	11,276	614	611	44,084	46,181
Trading loans
Business and government	–	–	6,607	5,991	–	–	6,607	5,991
AFS securities
Government issued or guaranteed	1,946	841	19,903	15,824	–	–	21,849	16,665
Corporate equity	14	15	–	–	438	431	452	446
Corporate debt	–	–	5,109	4,070	6	6	5,115	4,076
Mortgage- and asset-backed	–	–	5,278	5,743	1,443	1,604	6,721	7,347
	1,960	856	30,290	25,637	1,887	2,041	34,137	28,534
FVO securities
Government issued or guaranteed	–	–	62	57	–	–	62	57
Corporate debt	–	–	105	99	–	–	105	99
Asset-backed	–	–	–	–	115	111	115	111
	–	–	167	156	115	111	282	267
Derivative instruments
Interest rate	–	–	13,637	12,878	29	26	13,666	12,904
Foreign exchange	–	–	15,596	10,739	–	–	15,596	10,739
Credit	–	–	20	18	169	165	189	183
Equity	370	398	454	596	1	1	825	995
Precious metal	28	14	30	31	–	–	58	45
Other commodity	343	374	1,262	1,102	–	–	1,605	1,476
	741	786	30,999	25,364	199	192	31,939	26,342
Total financial assets	$36,600	$35,936	$77,649	$68,925	$2,815	$2,955	$117,064	$107,816
Financial liabilities
Deposits and other liabilities (1)	$–	$–	$(1,930)	$(2,189)	$(448)	$(474)	$(2,378)	$(2,663)
Obligations related to securities sold short	(4,723)	(3,795)	(4,867)	(6,011)	–	–	(9,590)	(9,806)
	(4,723)	(3,795)	(6,797)	(8,200)	(448)	(474)	(11,968)	(12,469)
Derivative instruments
Interest rate	–	–	(13,537)	(12,678)	(29)	(26)	(13,566)	(12,704)
Foreign exchange	–	–	(16,870)	(11,976)	–	–	(16,870)	(11,976)
Credit	–	–	(5)	(31)	(247)	(244)	(252)	(275)
Equity	(457)	(410)	(1,616)	(1,012)	(35)	(27)	(2,108)	(1,449)
Precious metal	(112)	(127)	(26)	(25)	–	–	(138)	(152)
Other commodity	(194)	(201)	(2,574)	(2,300)	–	–	(2,768)	(2,501)
	(763)	(738)	(34,628)	(28,022)	(311)	(297)	(35,702)	(29,057)
Total financial liabilities	$(5,486)	$(4,533)	$(41,425)	$(36,222)	$(759)	$(771)	$(47,670)	$(41,526)
(1)	Comprises FVO deposits of $2,362 million (October 31, 2015: $2,375 million), net bifurcated embedded derivative asset of $169 million (October 31, 2015: net bifurcated embedded derivative liability of $91 million), FVO other liabilities of $7 million (October 31, 2015: $11 million), and other financial liabilities measured at fair value of $178 million (October 31, 2015: $186 million).

Transfers between levels in the fair value hierarchy are deemed to have occurred at the beginning of a quarter in which the transfer occurred. Transfers between levels can occur as a result of additional or new information regarding valuation inputs and changes in their observability. During the quarter ended January 31, 2016, we transferred $561 million of trading securities and $769 million of securities sold short from Level 1 to Level 2 due to reduced observability in the inputs used to value these securities (for the quarter ended October 31, 2015, $362 million of trading securities were transferred from Level 1 to Level 2; for the quarter ended January 31, 2015, $481 million of securities sold short were transferred from Level 1 to Level 2). In addition, $3 million of certain bifurcated embedded derivatives were transferred from Level 3 to Level 2 during the quarter due to changes in the observability of one or more inputs that significantly impact their fair value (for the quarter ended October 31, 2015, $2 million of certain bifurcated embedded derivatives were transferred from Level 2 to Level 3; for the quarter ended January 31, 2015, $3 million of corporate debt securities were transferred from Level 2 to Level 3 and $8 million of certain bifurcated embedded derivatives were transferred from Level 3 to Level 2).

A net gain of $28 million was recognized in the interim consolidated statement of income for the three months ended January 31, 2016, on the financial instruments for which fair value was estimated using valuation techniques requiring non-observable market parameters (net gain of $78 million for the three months ended October 31, 2015 and a net gain of $74 million for the three months ended January 31, 2015).

The following table presents the changes in fair value of financial assets and liabilities in Level 3. These instruments are measured at fair value utilizing non-observable market inputs. We often hedge positions with offsetting positions that may be classified in a different level. As a result, the gains and losses for assets and liabilities in the Level 3 category presented in the table below do not reflect the effect of offsetting gains and losses on the related hedging instruments that are classified in Level 1 and Level 2.

CIBC FIRST QUARTER 2016	51

		Net gains (losses) included in income
$ millions, for the three months ended	Opening balance	Realized (1)	Unrealized (1)(2)	Net unrealized gains (losses) included in OCI		Transfer in to Level 3	Transfer out of Level 3	Purchases	Issuances	Sales	Settlements	Closing balance
Jan. 31, 2016 Trading securities
Corporate equity	$46	$–	$1	$–		$–	$–	$1	$–	$–	$(1)	$47
Mortgage- and asset-backed	565	2	11	–		–	–	–	–	–	(11)	567
AFS securities
Corporate equity	431	10	(6)	19		–	–	15	–	(31)	–	438
Corporate debt	6	–	–	–		–	–	–	–	–	–	6
Mortgage- and asset-backed	1,604	1	–	(5)		–	–	28	–	–	(185)	1,443
FVO securities
Asset-backed	111	–	5	–		–	–	–	–	–	(1)	115
Derivative instruments
Interest rate	26	–	3	–		–	–	–	–	–	–	29
Credit	165	(21)	25	–		–	–	–	–	–	–	169
Equity	1	–	–	–		–	–	–	–	–	–	1
Total assets	$2,955	$(8)	$39	$14		$–	$–	$44	$–	$(31)	$(198)	$2,815
Deposits and other liabilities (3)	$(474)	$(6)	$19	$–		$–	$3	$–	$(10)	$1	$19	$(448)
Derivative instruments
Interest rate	(26)	–	(3)	–		–	–	–	–	–	–	(29)
Credit	(244)	19	(24)	–		–	–	–	–	–	2	(247)
Equity	(27)	–	(8)	–		–	–	–	–	–	–	(35)
Total liabilities	$(771)	$13	$(16)	$–		$–	$3	$–	$(10)	$1	$21	$(759)
Oct. 31, 2015
Trading securities
Corporate Equity	$–	$–	$1	$–		$46	$–	$–	$–	$–	$(1)	$46
Mortgage- and asset-backed	585	(16)	–	–		–	–	–	–	–	(4)	565
AFS securities
Corporate equity	460	59	(1)	(70)		–	–	13	–	(30)	–	431
Corporate debt	7	–	(1)	1		–	–	–	–	(1)	–	6
Mortgage- and asset-backed	1,143	–	–	(4)		–	–	553	–	–	(88)	1,604
FVO securities
Asset-backed	112	1	–	–		–	–	–	–	–	(2)	111
Derivative instruments
Interest rate	30	(1)	(2)	–		–	–	–	–	(1)	–	26
Credit	173	(6)	(1)	–		–	–	–	–	–	(1)	165
Equity	2	–	(1)	–		–	–	–	–	–	–	1
Total assets	$2,512	$37	$(5)	$(73)		$46	$–	$566	$–	$(32)	$(96)	$2,955
Deposits and other liabilities (3)	$(554)	$20	$22	$–		$(2)	$–	$–	$(5)	$35	$10	$(474)
Derivative instruments
Interest rate	(30)	1	1	–		–	–	–	–	1	1	(26)
Credit	(254)	4	1	–		–	–	–	–	–	5	(244)
Equity	(13)	–	(3)	–		(10)	–	1	(2)	–	–	(27)
Total liabilities	$(851)	$25	$21	$–		$(12)	$–	$1	$(7)	$36	$16	$(771)
Jan. 31, 2015
Trading securities
Mortgage- and asset-backed	$759	$5	$58	$–		$–	$–	$–	$–	$–	$(44)	$778
AFS securities
Corporate equity	600	85 (4)	(2)	(124	) (4)	–	–	36	–	(127)	–	468
Corporate debt	8	–	1	1		3	–	–	–	(2)	–	11
Mortgage- and asset-backed	622	–	–	5		–	–	31	–	–	(108)	550
FVO securities
Asset-backed	107	1	14	–		–	–	–	–	–	(6)	116
Derivative instruments
Interest rate	21	–	11	–		–	–	–	–	–	–	32
Credit	204	(25)	19	–		–	–	–	–	–	(2)	196
Equity	1	–	–	–		–	–	–	–	–	–	1
Total assets	$2,322	$66	$101	$(118)		$3	$–	$67	$–	$(129)	$(160)	$2,152
Deposits and other liabilities (3)	$(729)	$(3)	$(67)	$–		$–	$8	$–	$(16)	$19	$14	$(774)
Derivative instruments
Interest rate	(21)	–	(11)	–		–	–	–	–	–	–	(32)
Credit	(270)	25	(35)	–		–	–	–	–	–	4	(276)
Equity	(14)	–	(2)	–		–	–	–	–	–	4	(12)
Total liabilities	$(1,034)	$22	$(115)	$–		$–	$8	$–	$(16)	$19	$22	$(1,094)
(1)	Includes foreign currency gains and losses related to AFS debt securities.
(2)	Comprises unrealized gains and losses relating to these assets and liabilities held at the end of the reporting period.
(3)	Includes FVO deposits of $343 million (October 31, 2015: $338 million; January 31, 2015: $559 million) and bifurcated embedded derivatives of $105 million (October 31, 2015: $136 million; January 31, 2015: $215 million).
(4)	Reclassified.

52	CIBC FIRST QUARTER 2016

Quantitative information about significant non-observable inputs

Valuation techniques using one or more non-observable inputs are used for a number of financial instruments. The following table discloses the valuation techniques and quantitative information about the significant non-observable inputs used in Level 3 financial instruments:

$ millions, as at	2016 Jan. 31		Valuation techniques	Key non-observable inputs	Range of inputs
					Low	High
Trading securities
Corporate equity		$47	Net asset value	Net asset value	n/a	n/a
Mortgage- and asset-backed		567	Market proxy or direct broker quote	Market proxy or direct broker quote	0.0%	97.9%
AFS securities
Corporate equity
Limited partnerships		268	Adjusted net asset value (1)	Net asset value	n/a	n/a
Private companies and restricted stock		170	Valuation multiple	Earnings multiple	8.9	12.3
				Revenue multiple	3.2	3.8
			Discounted cash flow	Discount rate	30.0%	30.0%
Corporate debt		6	Discounted cash flow	Discount rate	30.0%	30.0%
Mortgage- and asset-backed		1,443	Discounted cash flow	Credit spread	0.9%	1.2%
FVO securities
Asset-backed		115	Market proxy or direct broker quote	Market proxy or direct broker quote	72.5%	85.5%
Derivative instruments
Interest rate		29	Proprietary model (2)	n/a	n/a	n/a
Credit		169 (3)	Market proxy or direct broker quote	Market proxy or direct broker quote	30.2%	99.8%
			Discounted cash flow	Default rate	4.0%	4.0%
				Recovery rate	50.0%	70.0%
				Prepayment rate	20.0%	20.0%
				Credit spread (4)	0.0%	1.3%
Equity		1	Option model	Market volatility	13.4%	13.4%
Total assets		$2,815
Deposits and other liabilities		$(448)	Market proxy or direct broker quote	Market proxy or direct broker quote	0.0%	86.6%
			Option model	Market volatility	10.8%	31.9%
				Market correlation	(21.8)%	100.0%
Derivative instruments
Interest rate		(29)	Proprietary model (2)	n/a	n/a	n/a
Credit		(247)	Market proxy or direct broker quote	Market proxy or direct broker quote	0.0%	99.7%
			Discounted cash flow	Default rate	4.0%	4.0%
				Recovery rate	50.0%	70.0%
				Prepayment rate	20.0%	20.0%
				Credit spread	0.0%	1.3%
Equity		(35)	Option model	Market correlation	(21.8)%	95.7%
Total liabilities	$(759)	(759)
(1)	Adjusted net asset value is determined using reported net asset values obtained from the fund manager or general partner of the limited partnership and may be adjusted for current market levels where appropriate.
(2)	Using valuation techniques which we consider to be non-observable.
(3)	Net of credit valuation adjustment (CVA) reserves related to financial guarantors calculated based on reserve rates (as a percentage of fair value) ranging from 16% to 70%.
(4)	Excludes financial guarantors.
n/a	Not applicable.

CIBC FIRST QUARTER 2016	53

$ millions, as at	2015 Oct. 31	Valuation techniques	Key non-observable inputs	Range of inputs
				Low		High
Trading securities
Corporate equity	$46	Net asset value	Net asset value	n/a	%	n/a %
Mortgage- and asset-backed	565	Market proxy or direct broker quote	Market proxy or direct broker quote	0.0%		97.3%
AFS securities
Corporate equity
Limited partnerships	269	Adjusted net asset value (1)	Net asset value	n/a		n/a
Private companies and restricted stock	162	Valuation multiple	Earnings multiple	9.5		12.3
			Revenue multiple	3.5		3.8
		Discounted cash flow	Discount rate	30.0%		30.0%
Corporate debt	6	Discounted cash flow	Discount rate	30.0%		30.0%
Mortgage- and asset-backed	1,604	Discounted cash flow	Credit spread	0.9%		1.4%
FVO securities
Asset-backed	111	Market proxy or direct broker quote	Market proxy or direct broker quote	75.5%		87.0%
Derivative instruments
Interest rate	26	Proprietary model (2)	n/a	n/a		n/a
Credit	165 (3)	Market proxy or direct broker quote	Market proxy or direct broker quote	30.2%		99.8%
		Discounted cash flow	Default rate	4.0%		4.0%
			Recovery rate	50.0%		70.0%
			Prepayment rate	20.0%		20.0%
			Credit spread (4)	0.0%		1.2%
Equity	1	Option model	Market volatility	13.4%		13.4%
Total assets	$2,955
Deposits and other liabilities	$(474)	Market proxy or direct broker quote	Market proxy or direct broker quote	0.0%		86.6%
		Option model	Market volatility	10.6%		33.5%
			Market correlation	(49.5)%		100.0%
Derivative instruments
Interest rate	(26)	Proprietary model (2)	n/a	n/a		n/a
Credit	(244)	Market proxy or direct broker quote	Market proxy or direct broker quote	0.0%		99.7%
		Discounted cash flow	Default rate	4.0%		4.0%
			Recovery rate	50.0%		70.0%
			Prepayment rate	20.0%		20.0%
			Credit spread	0.0%		1.2%
Equity	(27)	Option model	Market correlation	(36.8	)% (5)	94.7%
Total liabilities	$(771)
(1)	Adjusted net asset value is determined using reported net asset values obtained from the fund manager or general partner of the limited partnership and may be adjusted for current market levels where appropriate.
(2)	Using valuation techniques which we consider to be non-observable.
(3)	Net of CVA reserves related to financial guarantors calculated based on reserve rates (as a percentage of fair value) ranging from 16% to 71%.
(4)	Excludes financial guarantors.
(5)	Restated.
n/a	Not applicable.

Sensitivity of Level 3 financial assets and liabilities

The following section describes the significant non-observable inputs identified in the table above, the inter-relationships between those inputs and the sensitivity of fair value to changes in those inputs. We performed our Level 3 sensitivity analysis on an individual instrument basis, except for instruments managed within our structured credit run-off business, for which we performed the sensitivity analysis on a portfolio basis to reflect the manner in which those financial instruments are managed.

Within our structured credit run-off business, our primary sources of exposure, which are derived either through direct holdings or derivatives, are U.S. residential mortgage market contracts, collateralized loan obligations (CLOs), corporate debt and other securities and loans. Structured credit positions classified as loans and receivables are carried at amortized cost and are excluded from this sensitivity analysis. The structured credit positions carried on the consolidated balance sheet at fair value are within trading securities, FVO securities, FVO structured note liability within deposits and derivatives. These fair values are generally derived from and are sensitive to non-observable inputs, including indicative broker quotes and internal models that utilize default rates, recovery rates, prepayment rates and credit spreads. Indicative broker quotes are derived from proxy pricing in an inactive market or from the brokers’ internal valuation models. These quotes are used to value our trading and FVO securities, FVO structured note liability and derivatives. A significant increase in the indicative broker prices or quotes would result in an increase in the fair value of our Level 3 securities and note liability but a decrease in the fair value of our credit derivatives. The fair value of our credit derivatives referencing CLO assets is also impacted by other key non-observable inputs, including:

•	Prepayment rates – which are a measure of the future expected repayment of a loan by a borrower in advance of the scheduled due date. Prepayment rates are driven by consumer behaviour, economic conditions and other factors. A significant increase in prepayment rates of the underlying loan collateral of the referenced CLO assets would result in an increase in the fair value of the referenced CLO assets and a decrease in our Level 3 credit derivatives.
•	Recovery rates – which are an estimate of the amount that will be recovered following a default by a borrower. Recovery rates are expressed as one minus a loss given default rate. Hence, a significant increase in the recovery rate of the underlying defaulted loan collateral of the referenced CLO assets would result in an increase in the fair value of the referenced CLO assets and a decrease in the fair value of our Level 3 credit derivatives.
•	Credit spreads – which are the premium over a benchmark interest rate in the market to reflect a lower credit quality of a financial instrument and form part of the discount rates used in a discounted cash flow model. A significant increase in the credit spread, which raises the discount rate applied to future cash flows of the referenced CLO assets, would result in a decrease in the fair value of referenced CLO assets and an increase in the fair value of our Level 3 credit derivatives.
•	Default rates or probabilities of default – which are the likelihood of a borrower’s inability to repay its obligations as they become contractually due. A significant increase in the default rate of the underlying loan collateral of the referenced CLO assets, up to a certain reasonably possible level, would result in an increase in the fair value of the referenced CLO assets and a decrease in the fair value of our Level 3 credit derivatives. This impact is due to accelerated principal repayments from the defaulted underlying loan collateral and the subordination structure of the referenced CLO assets. In general, higher default rates have a positive correlation with credit spreads, but a negative correlation with recovery rates and prepayment rates, with the respective impact on fair value as described above.

54	CIBC FIRST QUARTER 2016

The fair value of the credit derivatives is also sensitive to CVA for counterparty risk on the credit derivative counterparty.

The impact of adjusting the indicative broker quotes, default rates, recovery rates, prepayment rates and credit spreads noted above to reasonably possible alternatives would increase the net fair value by up to $9 million (October 31, 2015: increase by $5 million) or decrease the net fair value by up to $8 million (October 31, 2015: decrease by $1 million) in respect of financial instruments carried at fair value in our structured credit run-off business. Changes in fair value of a Level 3 FVO structured note liability and the Level 3 positions that the note hedges have no impact on this sensitivity analysis because reasonably possible changes in fair value are expected to be largely offsetting.

The fair value of our investments in private companies is derived from applying applicable valuation multiples to financial indicators such as revenue or earnings. Earnings multiples or revenue multiples represent the ratios of earnings or revenue to enterprise value and are often used as non-observable inputs in the fair value measurement of our investments in private companies. We apply professional judgment in our selection of the multiple from comparable listed companies, which is then further adjusted for company-specific factors. The fair value of private companies is sensitive to changes in the multiple we apply. A significant increase in earnings multiples or revenue multiples generally results in an increase in the fair value of our investments in private companies. The fair value of the restricted stock takes into account the valuation reserves pertaining to security-specific restrictions. The security-specific restrictions are determined based on the Black-Scholes option model, which incorporates implied volatility as a key non-observable input. A significant increase in implied volatility generally results in an increase in the valuation reserve, and therefore, a decrease in the fair value of the restricted stock. By adjusting the multiples and implied volatility within a reasonably possible range, the aggregate fair value of our investments in private companies would increase by up to $19 million (October 31, 2015: increase by $22 million) or decrease by up to $16 million (October 31, 2015: decrease by $10 million).

The fair value of our limited partnerships (LPs) is determined based on the net asset value provided by the fund managers, adjusted as appropriate. The fair value of LPs is sensitive to changes in the net asset value, and by adjusting the net asset value within a reasonably possible range, the aggregate fair value of our LPs would increase or decrease by up to $30 million (October 31, 2015: $30 million).

The fair value of our asset-backed securities (ABS) is determined based on non-observable credit spreads. A significant increase in credit spreads generally results in a decrease in the fair value of our Level 3 ABS. By adjusting the credit spreads within a reasonably possible range, the fair value of our ABS would increase or decrease by up to $4 million (October 31, 2015: $3 million).

Our bifurcated embedded derivatives are recorded within deposits and other liabilities. The determination of the fair value of certain bifurcated embedded derivatives requires significant assumptions and judgment to be applied to both the inputs and the valuation techniques employed. These embedded derivatives are sensitive to long-dated market volatility and correlation inputs, which we consider to be non-observable. Market volatility is a measure of the anticipated future variability of a market price and is an important input for pricing options, which are inherent in many of our embedded derivatives. A higher market volatility generally results in a higher option price, with all else held constant, due to the higher probability of obtaining a greater return from the option, and results in an increase in the fair value of our Level 3 embedded derivative liabilities. Correlation inputs are used to value those embedded derivatives where the payout is dependent upon more than one market price. For example, the payout of an equity basket option is based upon the performance of a basket of stocks, and the inter-relationships between the price movements of those stocks. A positive correlation implies that two inputs tend to change the fair value in the same direction, while a negative correlation implies that two inputs tend to change the fair value in the opposite direction. Changes in market correlation could result in an increase or a decrease in the fair value of our Level 3 embedded derivative liabilities. By adjusting the non-observable inputs by reasonably alternative amounts, the fair value of our embedded derivative liabilities would increase or decrease by up to $13 million (October 31, 2015: $12 million).

Fair value option

The fair value of a FVO liability reflects the credit risk relating to that liability. For those FVO liabilities for which we believe changes in our credit risk would impact the fair value from the note holders’ perspective, the related fair value changes were recognized in OCI. Changes in fair value attributable to changes in our own credit are measured as the difference between the fair value changes of the FVO liabilities during the period calculated based on a discount curve adjusted for our own credit and the fair value changes during the period due to changes in market conditions. The pre-tax impact of changes in CIBC’s own credit risk on our FVO liabilities were losses of $2 million for the three months ended January 31, 2016 (gains of $9 million for the three months ended October 31, 2015), and gains of $4 million cumulatively.

3.	Significant disposition

Sale of equity investment

On December 21, 2015, we announced that we had entered into a definitive agreement to sell our minority position in American Century Investments (ACI) to Nomura Holding America Inc. (Nomura) for approximately US$1 billion. Following this announcement, our investment in ACI, which is included within our Wealth Management strategic business unit (SBU), was classified as held for sale and measured at the lower of its carrying value and fair value less costs to sell. The expected proceeds are in excess of our carrying amount of $1,161 million as at January 31, 2016, which was included within Investments in equity-accounted associates and joint ventures. We ceased recognition of income from equity-accounted associates relating to ACI following its classification as held for sale on the date of the announcement. Cumulative foreign exchange translation gains, net of designated hedges, related to our investment in ACI of $231 million ($206 million after-tax) were included in AOCI as at January 31, 2016.

This transaction is subject to customary closing conditions, including regulatory approvals, and is expected to close in the first half of 2016.

CIBC FIRST QUARTER 2016	55

4.	Securities

Fair value of AFS securities

$ millions, as at				2016 Jan. 31				2015 Oct. 31
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Securities issued or guaranteed by:
Canadian federal government	$4,622	$–	$(19)	$4,603	$2,552	$1	$(9)	$2,544
Other Canadian governments	4,821	1	(41)	4,781	3,921	2	(13)	3,910
U.S. Treasury and agencies	9,398	19	(10)	9,407	7,366	2	(9)	7,359
Other foreign governments	3,072	9	(23)	3,058	2,860	10	(18)	2,852
Mortgage-backed securities (MBS)	4,674	16	(5)	4,685	5,158	10	(5)	5,163
Asset-backed securities	2,037	3	(4)	2,036	2,179	12	(7)	2,184
Corporate public debt	5,124	7	(22)	5,109	4,084	4	(18)	4,070
Corporate private debt	6	–	–	6	5	1	–	6
Corporate public equity (1)	10	6	–	16	10	7	–	17
Corporate private equity	264	175	(3)	436	263	167	(1)	429
	$34,028	$236	$(127)	$34,137	$28,398	$216	$(80)	$28,534
(1)	Includes restricted stock.

As at January 31, 2016, the amortized cost of 268 AFS securities that are in a gross unrealized loss position (October 31, 2015: 250 securities) exceeded their fair value by $127 million (October 31, 2015: $80 million). The securities that have been in a gross unrealized loss position for more than a year include 31 AFS securities (October 31, 2015: 28 securities) with a gross unrealized loss of $35 million (October 31, 2015: $25 million). We have determined that these AFS securities were not impaired.

5.	Loans

Allowance for credit losses

$ millions, as at or for the three months ended			2016 Jan. 31	2015 Oct. 31	2015 Jan. 31
	Individual allowance	Collective allowance	Total allowance	Total allowance	Total allowance
Balance at beginning of period	$311	$1,451	$1,762	$1,801	$1,736
Provision for credit losses	24	238	262	198	187
Write-offs	(6)	(203)	(209)	(275)	(221)
Recoveries	5	45	50	42	47
Interest income on impaired loans	(4)	(2)	(6)	(5)	(6)
Foreign exchange and other	19	16	35	1	74
Balance at end of period	$349	$1,545	$1,894	$1,762	$1,817
Comprises:
Loans	$349	$1,441	$1,790	$1,670	$1,727
Undrawn credit facilities (1)	–	104	104	92	90
(1)	Included in Other liabilities on the interim consolidated balance sheet.

Impaired loans

$ millions, as at				2016 Jan. 31	2015 Oct. 31
	Gross impaired	Individual allowance	Collective allowance (1)	Net impaired	Net impaired
Residential mortgages	$587	$1	$201	$385	$385
Personal	202	7	140	55	42
Business and government	688	341	8	339	346
Total impaired loans (2)(3)	$1,477	$349	$349	$779	$773
(1)	Includes collective allowance relating to personal, scored small business and mortgage impaired loans that are greater than 90 days delinquent. In addition, we have a collective allowance of $1,196 million (October 31, 2015: $1,116 million) on balances and commitments which are not impaired.
(2)	Average balance of gross impaired loans for the quarter ended January 31, 2016 totalled $1,430 million (for the quarter ended October 31, 2015: $1,430 million).
(3)	Foreclosed assets of $14 million (October 31, 2015: $16 million) were included in Other assets on the consolidated balance sheet.

Contractually past due loans but not impaired

This comprises loans where repayment of principal or payment of interest is contractually in arrears. The following table provides an aging analysis of the contractually past due loans.

$ millions, as at				2016 Jan. 31	2015 Oct. 31
	Less than 31 days	31 to 90 days	Over 90 days	Total	Total
Residential mortgages	$ 2,078	$797	$ 230	$3,105	$2,855
Personal	565	129	29	723	692
Credit card	577	185	95	857	762
Business and government	175	113	21	309	344
	$3,395	$1,224	$375	$4,994	$4,653

56	CIBC FIRST QUARTER 2016

6.	Structured entities and derecognition of financial assets

Structured entities

Structured entities (SEs) are entities that have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. SEs are entities that are created to accomplish a narrow and well-defined objective. CIBC is involved with various types of SEs for which the business activities include securitization of financial assets, asset-backed financings, and asset management.

We consolidate an SE when the substance of the relationship indicates that we control the SE.

Details of our consolidated and non-consolidated SEs are provided on pages 123 to 126 of the 2015 Annual Report.

We have two covered bond programs, structured and legislative. Covered bonds are full recourse on-balance sheet obligations that are also fully collateralized by assets over which bondholders enjoy a priority claim in the event of CIBC’s insolvency. Under the structured program, we transfer a pool of insured mortgages to the CIBC Covered Bond Guarantor Limited Partnership that warehouses these mortgages and serves as a guarantor to bondholders for payment of interest and principal. Under the legislative program, we transfer a pool of conventional uninsured mortgages to the CIBC Covered Bond (Legislative) Guarantor Limited Partnership that warehouses these mortgages and serves as a guarantor to bondholders for payment of interest and principal. For both covered bond programs, the assets are owned by the guarantor and not CIBC. As at January 31, 2016, our structured program had issued covered bond liabilities of $1.7 billion with a fair value of $1.7 billion (October 31, 2015: $4.3 billion with a fair value of $4.3 billion) and our legislative program had issued covered bond liabilities of $10.5 billion with a fair value of $10.5 billion (October 31, 2015: $7.7 billion with a fair value of $7.7 billion). The covered bond liabilities are supported by a contractually determined portion of the assets transferred to the guarantor and certain contractual arrangements designed to protect the bondholders from adverse events, including foreign currency fluctuations.

With respect to Cards II Trust as at January 31, 2016, $3.9 billion of credit card receivable assets with a fair value of $3.9 billion (October 31, 2015: $4.8 billion with a fair value of $4.8 billion) supported associated funding liabilities of $3.9 billion with a fair value of $3.9 billion (October 31, 2015: $4.8 billion with a fair value of $4.8 billion).

As at January 31, 2016, there were $5.0 billion (October 31, 2015: $4.5 billion) of total assets in our non-consolidated single-seller conduit and multi-seller conduits.

Our on-balance sheet amounts and maximum exposure to loss related to SEs that are not consolidated are set out in the table below. The maximum exposure comprises the carrying value of unhedged investments, the notional amounts for liquidity and credit facilities, and the notional amounts less accumulated fair value losses for unhedged written credit derivatives on SE reference assets. The impact of CVA is not considered in the table below.

$ millions, as at January 31, 2016	Single-seller and multi-seller conduits		Third-party structured vehicles – continuing	Pass-through investment structures	Commercial mortgage securitization trust	CIBC Capital Trust	CIBC structured CDO vehicles	Third-party structured vehicles – run-off
On-balance sheet assets at carrying value (1)
Trading securities	$22		$338	$465	$13	$8	$7	$560
AFS securities	–		2,245	–	–	–	3	–
FVO securities	–		–	–	–	–	–	115
Loans	101		2,272	–	–	–	–	624
Investments in equity-accounted associates and joint ventures	–		6	–	–	4	–	–
Derivatives (2)	–		–	2	–	–	–	–
	$123		$4,861	$467	$13	$12	$10	$1,299
October 31, 2015	$153		$3,490	$610	$13	$7	$9	$1,449
On-balance sheet liabilities at carrying value (1)
Deposits	$–		$–	$–	$–	$1,685	$–	$–
Derivatives (2)	–		–	75	–	–	–	219
	$–		$–	$75	$–	$1,685	$–	$219
October 31, 2015	$–		$–	$120	$–	$1,680	$1	$213
Maximum exposure to loss, net of hedges
Investments and loans	$123		$4,861	$465	$13	$12	$10	$1,299
Notional of written derivatives, less fair value losses	–		–	–	–	–	21	525
Liquidity, credit facilities and commitments	4,463	(3)	2,118	–	–	75	29	57
Less: hedges of investments, loans and written derivatives exposure	–		–	(465)	–	–	–	(1,326)
	$4,586		$6,979	$–	$13	$87	$60	$555
October 31, 2015	$4,125		$4,475	$–	$13	$82	$58	$548
(1)	Excludes SEs established by Canada Mortgage and Housing Corporation (CMHC), Federal National Mortgage Association, Federal Home Loan Mortgage Corporation, Government National Mortgage Association, Federal Home Loan Banks, Federal Farm Credit Bank, and Student Loan Marketing Association.
(2)	Comprises written credit default swaps and total return swaps under which we assume exposures. Excludes foreign exchange derivatives, interest rate derivatives and other derivatives provided as part of normal course client facilitation.
(3)	Excludes an additional $1.2 billion (October 31, 2015: $0.9 billion) relating to our backstop liquidity facilities provided to the multi-seller conduits as part of their commitment to fund purchases of additional assets and $22 million (October 31, 2015: $59 million) relating to our direct investments in the multi-seller conduits which we consider investment exposure.

CIBC FIRST QUARTER 2016	57

Derecognition of financial assets

Details of the financial assets that did not qualify for derecognition are provided on page 125 of the 2015 Annual Report.

The following table provides the carrying amount and fair value of transferred financial assets that did not qualify for derecognition and the associated financial liabilities:

$ millions, as at		2016 Jan. 31		2015 Oct. 31
	Carrying amount	Fair value	Carrying amount	Fair value
Residential mortgages securitizations (1)	$21,337	$21,470	$21,793	$21,911
Securities held by counterparties as collateral under repurchase agreements (2)(3)	1,132	1,132	3,353	3,353
Securities lent for securities collateral (2)(3)	18,112	18,112	16,864	16,864
	$40,581	$40,714	$42,010	$42,128
Carrying amount of associated liabilities (4)	$41,751	$41,957	$43,117	$43,337
(1)	Includes $1.9 billion (October 31, 2015: $2.2 billion) of mortgages underlying MBS held by CMHC counterparties as collateral under repurchase agreements. Certain cash in transit balances related to the securitization process amounting to $800 million (October 31, 2015: $770 million) have been applied to reduce these balances.
(2)	Does not include over-collateralization of assets pledged.
(3)	Excludes third-party pledged assets.
(4)	Includes the obligation to return off-balance sheet securities collateral on securities lent.

Additionally, we securitized $31.9 billion of mortgages that were not transferred to external parties with a fair value of $32.1 billion (October 31, 2015: $32.7 billion with a fair value of $32.8 billion).

7.	Deposits(1)(2)

$ millions, as at				2016 Jan. 31	2015 Oct. 31
	Payable on demand (3)	Payable after notice (4)	Payable on a fixed date (5)	Total	Total
Personal	$11,167	$91,081	$40,335	$142,583	$137,378
Business and government (6)	40,920	28,559	113,944	183,423	178,850
Bank	2,644	126	9,868	12,638	10,785
Secured borrowings (7)	–	–	38,590	38,590	39,644
	$54,731	$119,766	$202,737	$377,234	$366,657
Comprised of:
Held at amortized cost				$374,872	$364,282
Designated at fair value				2,362	2,375
				$377,234	$366,657
Total deposits include:
Non-interest-bearing deposits
In domestic offices				$41,546	$41,614
In foreign offices				4,188	3,583
Interest-bearing deposits
In domestic offices				257,531	253,989
In foreign offices				73,969	65,673
U.S. federal funds purchased				–	1,798
				$377,234	$366,657
(1)	Includes deposits of $104.9 billion (October 31, 2015: $101.4 billion) denominated in U.S. dollars and deposits of $17.5 billion (October 31, 2015: $14.2 billion) denominated in other foreign currencies.
(2)	Net of purchased notes of $1,757 million (October 31, 2015: $2,428 million).
(3)	Includes all deposits for which we do not have the right to require notice of withdrawal. These deposits are generally chequing accounts.
(4)	Includes all deposits for which we can legally require notice of withdrawal. These deposits are generally savings accounts.
(5)	Includes all deposits that mature on a specified date. These deposits are generally term deposits, guaranteed investment certificates, and similar instruments.
(6)	Includes $1,685 million (October 31, 2015: $1,680 million) of Notes issued to CIBC Capital Trust.
(7)	Comprises liabilities issued by, or as a result of, activities associated with the securitization of residential mortgages, Covered Bond Programme, and consolidated securitization vehicles.

8.	Subordinated indebtedness

On January 26, 2016, we issued $1.0 billion principal amount of 3.42% Debentures (subordinated indebtedness). The Debentures bear interest at a fixed rate of 3.42% per annum (paid semi-annually) until January 26, 2021, and at the three-month bankers’ acceptance rate plus 2.57% thereafter (paid quarterly) until maturity on January 26, 2026. The Debentures include a Non-Viability Contingent Capital (NVCC) provision, necessary for the Debentures to qualify as Tier 2 regulatory capital under Basel III. As such, the Debentures are automatically converted into common shares upon the occurrence of a “Trigger Event” as described in the capital adequacy guidelines.

On November 2, 2015, we redeemed all $1.5 billion of our 3.15% Debentures due November 2, 2020. In accordance with their terms, the Debentures were redeemed at 100% of their principal amount, plus accrued and unpaid interest thereon.

58	CIBC FIRST QUARTER 2016

9.	Share capital

Common shares

$ millions, except number of shares, for the three months ended		2016 Jan. 31		2015 Oct. 31		2015 Jan. 31
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Balance at beginning of period	397,291,068	$7,813	397,234,205	$7,800	397,021,477	$7,782
Issuance pursuant to:
Stock option plans	240,332	20	97,406	8	143,401	13
	397,531,400	$7,833	397,331,611	$7,808	397,164,878	$7,795
Purchase of common shares for cancellation	(2,343,500)	(46)	(115,900)	(2)	–	–
Treasury shares	(9,079)	(1)	75,357	7	(23,217)	(2)
Balance at end of period	395,178,821	$7,786	397,291,068	$7,813	397,141,661	$7,793

Normal course issuer bid

On September 16, 2015, we announced that the Toronto Stock Exchange had accepted the notice of CIBC’s intention to commence a normal course issuer bid (NCIB). Purchases under this bid will terminate upon the earlier of: (i) CIBC purchasing up to a maximum of 8 million common shares, (ii) CIBC providing a notice of termination, or (iii) September 17, 2016.

On January 5, 2016, we announced that the Ontario Securities Commission had issued an issuer bid exemption order (the Order) permitting CIBC to make private agreement purchases of up to 2,666,667 of CIBC’s common shares from an arm’s length third-party seller. The Toronto Stock Exchange also accepted an amended NCIB notice permitting CIBC to make purchases of common shares by way of private agreement under the Order. Any such purchases will be at a discount to the prevailing market price and must occur prior to March 29, 2016.

During the quarter ended January 31, 2016, we purchased and cancelled an additional 2,343,500 common shares under this bid at an average price of $87.35 for a total amount of $205 million, including 1,400,000 common shares under a private agreement at an average price of $86.94 for a total amount of $122 million.

Since the inception of this bid, we purchased and cancelled 2,459,400 common shares at an average price of $87.79 for a total amount of $216 million.

Regulatory capital and Basel III leverage ratios

Our capital ratios and leverage ratio are presented in the table below:

$ millions, as at		2016 Jan. 31	2015 Oct. 31
Transitional basis
Common Equity Tier 1 (CET1) capital		$18,886	$19,147
Tier 1 capital	A	20,577	20,671
Total capital		23,964	24,538
Risk-weighted assets (RWA)		168,688	163,867
CET1 ratio		11.2%	11.7%
Tier 1 capital ratio		12.2%	12.6%
Total capital ratio		14.2%	15.0%
Leverage ratio exposure	B	$516,639	$503,504
Leverage ratio	A/B	4.0%	4.1%
All-in basis
CET1 capital		$17,197	$16,829
Tier 1 capital	C	19,716	19,520
Total capital		23,153	23,434
CET1 capital RWA		162,583	156,107
Tier 1 capital RWA		162,899	156,401
Total capital RWA		163,169	156,652
CET1 ratio		10.6%	10.8%
Tier 1 capital ratio		12.1%	12.5%
Total capital ratio		14.2%	15.0%
Leverage ratio exposure	D	$516,037	$502,552
Leverage ratio	C/D	3.8%	3.9%

During the quarter ended January 31, 2016, we have complied with OSFI’s regulatory capital requirements.

CIBC FIRST QUARTER 2016	59

10.	Post-employment benefits

The following tables provide details on the post-employment benefit expense recognized in the interim consolidated statement of income and on the remeasurements recognized in the interim consolidated statement of comprehensive income:

Defined benefit plan expense

$ millions, for the three months ended	2016 Jan. 31	2015 Oct. 31	2015 Jan. 31	2016 Jan. 31	2015 Oct. 31	2015 Jan. 31
		Pension plans		Other post-employment plans
Current service cost	$46	$54	$53	$3	$3	$3
Past service cost	–	(13)	–	–	–	–
Net interest (income) expense	(6)	(5)	(1)	7	8	8
Gain on settlements	–	(4)	–	–	–	–
Special termination benefits	–	8	–	–	–	–
Interest cost on effect of asset ceiling	–	1	–	–	–	-
Plan administration costs	1	1	1	–	–	-
Net defined benefit plan expense recognized in net income	$41	$42	$53	$10	$11	$11

Defined contribution plan expense

$ millions, for the three months ended	2016 Jan. 31	2015 Oct. 31	2015 Jan. 31
Defined contribution pension plans	$5	$5	$5
Government pension plans (1)	24	23	24
Total defined contribution plan expense	$29	$28	$29
(1)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.

Remeasurement of employee defined benefit plans (1)

$ millions, for the three months ended	2016 Jan. 31	2015 Oct. 31	2015 Jan. 31	2016 Jan. 31	2015 Oct. 31	2015 Jan. 31
		Pension plans		Other post-employment plans
Net actuarial gains (losses) on defined benefit obligation	$(237)	$517	$(668)	$(17)	$83	$(61)
Net actuarial gains (losses) on plan assets	(144)	(281)	268	–	–	–
Changes in asset ceiling excluding interest income	–	1	–	–	–	–
Net remeasurement gains (losses) recognized in OCI	$(381)	$237	$(400)	$(17)	$83	$(61)
(1)	The Canadian post-employment defined benefit plans are remeasured on a quarterly basis for changes in the discount rate and for actual asset returns. All other Canadian plans’ actuarial assumptions and foreign plans’ actuarial assumptions are updated at least annually. For the quarter ended January 31, 2016, amounts exclude net remeasurement gains or losses recognized in OCI in respect of immaterial subsidiaries totalling $8 million of gains (for the quarter ended October 31, 2015: $1 million of losses; for the quarter ended January 31, 2015: nil).

11.	Income taxes

Enron

In prior years, the Canada Revenue Agency issued reassessments disallowing the deduction of approximately $3 billion of the 2005 Enron settlement payments and related legal expenses. The matter is currently in litigation. The Tax Court of Canada trial on the deductibility of the Enron payments is expected to be set down for trial in 2016. We now expect the trial to commence in 2017.

Should we successfully defend our tax filing position in its entirety, we would recognize an additional accounting tax benefit of $231 million and taxable refund interest of approximately $185 million. Should we fail to defend our position in its entirety, we would incur an additional tax expense of approximately $820 million and non-deductible interest of approximately $157 million.

12.	Earnings per share

$ millions, except number of shares and per share amounts, for the three months ended	2016 Jan. 31	2015 Oct. 31	2015 Jan. 31
Basic earnings per share
Net income attributable to equity shareholders	$977	$776	$920
Less: Preferred share dividends and premiums	9	9	13
Net income attributable to common shareholders	$968	$767	$907
Weighted-average common shares outstanding (thousands)	396,927	397,253	397,117
Basic earnings per share	$2.44	$1.93	$2.28
Diluted earnings per share
Net income attributable to common shareholders	$968	$767	$907
Weighted-average common shares outstanding (thousands)	396,927	397,253	397,117
Add: Stock options potentially exercisable (1) (thousands)	501	585	770
Weighted-average diluted common shares outstanding (thousands)	397,428	397,838	397,887
Diluted earnings per share	$2.43	$1.93	$2.28
(1)	Excludes average options outstanding of 1,363,352 (October 31, 2015: 797,552; January 31, 2015: 385,379) with a weighted-average exercise price of $99.38 (October 31, 2015: $100.62; January 31, 2015: $102.33) for the quarter ended January 31, 2016, as the options’ exercise prices were greater than the average market price of CIBC’s common shares.

60	CIBC FIRST QUARTER 2016

13.	Contingent liabilities and provision

Legal proceedings and other contingencies

In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. Legal provisions are established if, in the opinion of management, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount within the range appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point in the range is accrued. In some instances, however, it is not possible either to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made.

While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on our consolidated financial statements. However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period. We regularly assess the adequacy of CIBC’s litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.

The provisions disclosed in Note 23 to the 2015 annual consolidated financial statements included all of CIBC’s accruals for legal matters as at that date, including amounts related to the significant legal proceedings described in that note and to other legal matters.

CIBC considers losses to be reasonably possible when they are neither probable nor remote. It is reasonably possible that CIBC may incur losses in addition to the amounts recorded when the loss accrued is the mid-point of a range of reasonably possible losses, or the potential loss pertains to a matter in which an unfavourable outcome is reasonably possible but not probable.

CIBC believes the estimate of the aggregate range of reasonably possible losses, in excess of the amounts accrued, for its significant legal proceedings, where it is possible to make such an estimate, is from nil to approximately $1.3 billion as at January 31, 2016. This estimated aggregate range of reasonably possible losses is based upon currently available information for those significant proceedings in which CIBC is involved, taking into account CIBC’s best estimate of such losses for those cases for which an estimate can be made. CIBC’s estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of the liability has yet to be determined. The range does not include potential punitive damages and interest. The matters underlying the estimated range as at January 31, 2016, consist of the significant legal matters disclosed in Note 23 to the 2015 annual consolidated financial statements as updated below. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain matters, CIBC does not believe that an estimate can currently be made as many of them are in preliminary stages and certain matters have no specific amount claimed. Consequently, these matters are not included in the range.

The following developments related to our significant legal proceedings occurred since the issuance of our 2015 annual consolidated financial statements:

•	Green v. Canadian Imperial Bank of Commerce, et al: In December 2015, the Supreme Court of Canada upheld the Ontario Court of Appeal’s decision allowing the matter to proceed as a certified class action.
•	Mortgage Prepayment Class Actions: CIBC’s appeal of the certification decision in Sherry is scheduled for April 2016.
•	Cerberus Capital Management L.P. v. CIBC: In January 2016, CIBC delivered its Answer and Counterclaims.

Other than the items described above, there are no significant developments in the matters identified in Note 23 to our 2015 annual consolidated financial statements, and no new significant legal proceedings have arisen since the issuance of our 2015 annual consolidated financial statements.

Restructuring

During 2015, we recorded cumulative restructuring charges of $296 million ($225 million after-tax) in Corporate and Other. The charges primarily related to employee severance and included Project Clarity, a bank-wide priority focused on simplifying our bank. The charges also included restructuring costs related to FirstCaribbean International Bank Limited (CIBC FirstCaribbean), which included charges related to the sale by CIBC FirstCaribbean of its Belize banking operations. As at January 31, 2016, the remaining provision relating to these restructuring charges was $200 million. The reduction in the provision during the three months ended January 31, 2016 primarily relates to payments made to settle a portion of the obligation. While this amount represents our best estimate as at January 31, 2016 of the amount required to settle the obligation, uncertainty exists with respect to when the obligation will be settled and the amounts ultimately paid, as this will largely depend upon individual facts and circumstances.

CIBC FIRST QUARTER 2016	61

14.	Segmented information

CIBC has three SBUs: Retail and Business Banking, Wealth Management and Capital Markets. These SBUs are supported by Corporate and Other.

Retail and Business Banking provides personal and business clients across Canada with financial advice, products and services through a strong team of advisors and relationship managers, in our banking centres or through remote channels such as mobile advisors, telephone, online or mobile banking.

Wealth Management provides integrated advice and investment solutions to meet the needs of institutional, retail, and high net worth clients. Our asset management, retail brokerage and private wealth management businesses combine to create an integrated offer, delivered through more than 1,500 advisors across Canada and the U.S. Other includes the results of ACI. For further details of the sale of our minority position in ACI, see Note 3.

Capital Markets provides integrated credit and global markets products, investment banking advisory services and top-ranked research to corporate, government and institutional clients around the world.

Corporate and Other includes the following functional groups – Technology and Operations, Finance (including Treasury), Administration, Risk Management, and Internal Audit, as well as other support groups. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes our international banking operations comprising mainly CIBC FirstCaribbean, strategic investments in the CIBC Mellon joint ventures, and other income statement and balance sheet items not directly attributable to the business lines. CIBC’s investment in The Bank of N.T. Butterfield & Son Limited was included in Corporate and Other results until it was sold on April 30, 2015.

Changes made to our business segments

The following external reporting changes were made in the first quarter of 2016. Prior period amounts were reclassified accordingly. The changes impacted the results of our SBUs, but there was no impact on consolidated net income resulting from these reclassifications.

•	In the corporate and investment banking and business banking lines of business within Capital Markets and Retail and Business Banking, respectively, our client segmentation has been redefined in a manner that reinforces our client-focused strategy, and results in a greater degree of industry specialization and expertise, while providing enhanced client coverage. We have transferred client accounts accordingly between these lines of business.
•	The transfer pricing methodology used by Treasury to charge and credit the SBUs for the cost and benefit of funding assets and liabilities, respectively, was enhanced to better align to our liquidity risk models.

In addition:

Within Capital Markets:

•	Equity and debt underwriting revenue, previously shared between the global markets and corporate and investment banking lines of business, is now reported entirely within the corporate and investment banking line of business.

Within Wealth Management:

•	The wealth advisory services business previously reported in the asset management line of business was transferred to the retail brokerage line of business.
•	An “other” line of business was established to include the results of ACI, previously reported in the asset management line of business.

62	CIBC FIRST QUARTER 2016

$ millions, for the three months ended		Retail and Business Banking	Wealth Management	Capital Markets	Corporate and Other	CIBC Total
2016	Net interest income (1)	$1,534	$52	$537	$(17)	$2,106
Jan. 31	Non-interest income	542	666	143	130	1,481
	Intersegment revenue (2)	114	(117)	3	–	–
	Total revenue (1)	2,190	601	683	113	3,587
	Provision for credit losses	163	–	25	74	262
	Amortization and impairment (3)	24	6	1	75	106
	Other non-interest expenses	1,073	433	343	209	2,058
	Income (loss) before income taxes	930	162	314	(245)	1,161
	Income taxes (1)	246	43	70	(180)	179
	Net income (loss)	$684	$119	$244	$(65)	$982
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$5	$5
	Equity shareholders	684	119	244	(70)	977
	Average assets (4)	$257,152	$4,995	$157,537	$74,695	$494,379
2015	Net interest income (1)	$1,528	$51	$460	$4	$2,043
Oct. 31 (5)	Non-interest income	535	672	108	125	1,440
	Intersegment revenue (2)	113	(116)	3	–	–
	Total revenue (1)	2,176	607	571	129	3,483
	Provision for credit losses	163	–	22	13	198
	Amortization and impairment (3)	24	7	1	77	109
	Other non-interest expenses	1,076	440	325	433	2,274
	Income (loss) before income taxes	913	160	223	(394)	902
	Income taxes (1)	241	38	42	(197)	124
	Net income (loss)	$672	$122	$181	$(197)	$778
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$2	$2
	Equity shareholders	672	122	181	(199)	776
	Average assets (4)	$250,967	$4,953	$145,933	$74,847	$476,700
2015	Net interest income (1)	$1,463	$51	$465	$(23)	$1,956
Jan. 31 (5)	Non-interest income	513	677	234	79	1,503
	Intersegment revenue (2)	107	(109)	2	–	–
	Total revenue (1)	2,083	619	701	56	3,459
	Provision for credit losses	163	–	14	10	187
	Amortization and impairment (3)	23	6	1	74	104
	Other non-interest expenses	1,032	441	328	290	2,091
	Income (loss) before income taxes	865	172	358	(318)	1,077
	Income taxes (1)	221	44	87	(198)	154
	Net income (loss)	$644	$128	$271	$(120)	$923
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$3	$3
	Equity shareholders	644	128	271	(123)	920
	Average assets (4)	$238,174	$4,616	$135,771	$59,140	$437,701
(1)	Capital Markets net interest income and income tax expense includes a taxable equivalent basis (TEB) adjustment of $115 million for the three months ended January 31, 2016 ($91 million and $148 million for the three months ended October 31, 2015 and January 31, 2015, respectively) with an equivalent offset in Corporate and Other.
(2)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer / Customer Segment / Distributor Management Model.
(3)	Comprises amortization and impairment of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets.
(4)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.
(5)	Certain information has been reclassified to conform to the presentation adopted in the current period.

15.	Financial instruments – disclosures

We have provided quantitative disclosures related to credit risk consistent with Basel guidelines in the “Credit risk” section of the MD&A in our 2015 Annual Report and interim report to shareholders, which require entities to disclose their exposures based on how they manage their business and risks. The table below sets out the categories of the on–balance sheet exposure to credit risk under different Basel approaches, displayed in both accounting categories and Basel portfolios.

Accounting categories		Basel portfolios
		Advanced internal ratings–based and standardized approaches
$ millions, as at		Corporate	Sovereign	Bank	Real estate secured personal lending	Qualifying revolving retail	Other retail	Asset securitization	Total subject to credit risk	Not subject to credit risk	Total consolidated balance sheet
2016	Cash and deposits with banks	$108	$9,153	$1,789	$–	$–	$–	$–	$11,050	$1,579	$12,629
Jan. 31	Securities	1,975	26,878	3,328	–	–	–	2,606	34,787	43,716	78,503
	Cash collateral on securities borrowed	2,194	–	1,788	–	–	–	–	3,982	–	3,982
	Securities purchased under resale agreements	10,828	3,749	16,252	–	–	–	–	30,829	–	30,829
	Loans	60,514	4,128	3,417	188,613	20,566	10,018	3,296	290,552	1,966	292,518
	Allowance for credit losses	–	–	–	–	–	–	–	–	(1,790)	(1,790)
	Derivative instruments	6,578	8,501	16,860	–	–	–	–	31,939	–	31,939
	Customers’ liability under acceptances	8,902	1,571	100	–	–	–	–	10,573	–	10,573
	Other assets	347	2,377	6,225	142	30	16	3	9,140	10,709	19,849
	Total credit exposure	$91,446	$56,357	$49,759	$188,755	$20,596	$10,034	$5,905	$422,852	$56,180	$479,032
2015 Oct. 31	Total credit exposure	$85,638	$54,032	$44,739	$185,381	$20,435	$10,030	$4,857	$405,112	$58,197	$463,309

CIBC FIRST QUARTER 2016	63

TO REACH US:

Corporate Secretary: Shareholders may call 416-980-3096, or e-mail: corporate.secretary@cibc.com

Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may call 416-304-8726, or e-mail: investorrelations@cibc.com

Communications and Public Affairs: Financial, business and trade media may call 416-980-4523, or e-mail: corpcommmailbox@cibc.com

CIBC Telephone Banking: As part of our commitment to our clients, information about CIBC products and services is available by calling 1-800-465-2422 toll-free across Canada.

Online Investor Presentations: Supplementary financial information, Supplementary regulatory capital disclosure and a presentation to investors and analysts are available at www.cibc.com; About CIBC.

Earnings Conference Call: CIBC’s first quarter conference call with analysts and investors will take place on Thursday, February 25, 2016 at 8:00 a.m. (ET). The call will be available in English (416-340-2217, or toll-free 1-877-405-9213, passcode 8281962#) and French (514-861-2255, or toll-free 1-877-405-9213, passcode 1146327#). A telephone replay of the conference call will be available in English and French until 23:59 (ET) March 3, 2016. To access the replay in English, call 905-694-9451 or 1-800-408-3053, passcode 6148352#. To access the replay in French, call 514-861-2272 or 1-800-408-3053, passcode 3365148#.

Audio Webcast: A live audio webcast of CIBC’s first quarter results conference call will take place on Thursday, February 25, 2016 at 8:00 a.m. (ET) in English and French. To access the audio webcast, go to www.cibc.com; About CIBC. An archived version of the audio webcast will also be available in English and French following the call on www.cibc.com; About CIBC.

Annual Meeting: CIBC’s next Annual Meeting of Shareholders will be held on April 5, 2016 in Vancouver, British Columbia.

Regulatory Capital: Information on CIBC’s regulatory capital instruments and regulatory capital position may be found at www.cibc.com; About CIBC; Investor Relations; Regulatory Capital Instruments.

Nothing in CIBC’s website www.cibc.com should be considered incorporated herein by reference.

DIRECT DIVIDEND DEPOSIT SERVICE

Canadian-resident holders of common shares may have their dividends deposited directly into their account at any financial institution which is a member of the Canadian Payments Association. To arrange, please write to CST Trust Company, P.O. Box 700 Postal Station B, Montreal, QC H3B 3K3 or e-mail: inquiries@canstockta.com

SHAREHOLDER INVESTMENT PLAN

Registered holders of CIBC common shares wishing to acquire additional common shares may participate in the Shareholder Investment Plan and pay no brokerage commissions or service charges.

For a copy of the offering circular, contact CST Trust Company at 416-682-3860, or toll-free at 1-800-387-0825, or fax 1-888-249-6189.

PURCHASE PRICE OF COMMON SHARES

UNDER THE

SHAREHOLDER INVESTMENT PLAN

Date	Share purchase option	Dividend reinvestment & stock dividend options
Nov. 2/15	$100.30
Dec. 1/15	$100.90
Jan. 4/16	$90.79
Jan. 28/16		$89.61

Canadian Imperial Bank of Commerce

Head Office: Commerce Court, Toronto, Ontario, M5L 1A2, Canada, (416) 980-2211

www.cibc.com